Exhibit 2.1

PURCHASE AGREEMENT

AMONG

ASBURY AUTOMOTIVE GROUP, L.L.C.,

LHM AUTO ULTIMATE HOLDINGS, LLC,
LANDCAR MANAGEMENT, LTD,
MILLER FAMILY REAL ESTATE, L.L.C.,
LANDCAR CASUALTY COMPANY,
LANDCAR AGENCY, INC.,
LANDCAR ADMINISTRATION COMPANY,
AND
THE GAIL MILLER GST TRUST, DATED AS OF DECEMBER 1, 2019
DATED AS OF SEPTEMBER 28, 2021

3.26	No Insurance Business	51
3.27	Banker Fees	51
3.28	COVID-19 Relief	51
3.29	No Other Representations or Warranties	51
ARTICLE IV	REPRESENTATIONS AND WARRANTIES OF PARENT AND LANDCAR MANAGEMENT	52
4.1	Authorization; Capacity	52
4.2	Organization	52
4.3	No Conflict	52
4.4	Title to Purchased Equity Interests	52
4.5	Proceedings	52
ARTICLE V	REPRESENTATIONS AND WARRANTIES OF BUYER	52
5.1	Organization	53
5.2	Authority	53
5.3	No Conflict	53
5.4	Financing	53
5.5	Solvency	54
5.6	Proceedings	54
5.7	Investment	54
5.8	No Other Representations or Warranties	55
ARTICLE VI	COVENANTS	55
6.1	Manufacturer Consent; Manufacturer Denial; Manufacturer ROFR; Reorganization	55
6.2	Conduct of Business	56
6.3	Access	58
6.4	Financing	62
6.5	Efforts to Close; Antitrust Approvals	67
6.6	Intercompany Arrangements; Insider Transactions	69
6.7	Investigation; No Additional Representations	69
6.8	Floor Plan Financing	70
6.9	Non-Disparagement	70
6.1	Employee Matters	71
6.11	Directors, Managers and Officers Indemnification	72
6.12	Public Announcements	74
6.13	Further Assurances	74
6.14	Employee Census	74
6.15	Listed IP; Miller Marks	74
6.16	Tax Matters	75
6.17	Transition Matters	80
6.18	Insurance	80
6.19	280G	80

ARTICLE VII	CONDITIONS TO CLOSINGS; TERMINATION	81
7.1	Conditions to Obligation of all Parties	81
7.2	Conditions to Obligation of Buyer at the First Closing	81
7.3	Conditions to Obligation of Parent at the First Closing	82
7.4	Conditions to Obligation of Buyer at the Second Closing	83
7.5	Conditions to Obligation of Parent at the Second Closing	84
7.6	Frustration of Closing Conditions	85
7.7	Waiver of Conditions	85
7.8	Termination Prior to the First Closing	85
7.9	Termination Prior to the Second Closing	86
7.1	Effect of Termination	88
ARTICLE VIII	INDEMNIFICATION	89
8.1	Survival	89
8.2	Indemnification by Parent	89
8.3	Indemnification by Buyer	91
8.4	Additional Limitations	92
8.5	Procedures Relating to Indemnification	93
8.6	Notice and Opportunity to Defend	93
8.7	Tax Claims	94
8.8	Treatment of Indemnification Payments	94
8.9	Disbursement of Indemnity Escrow Amount	94
8.1	Exclusive Remedy	95
ARTICLE IX	MISCELLANEOUS	95
9.1	Notices	95
9.2	Entire Agreement	96
9.3	Amendments and Waivers	96
9.4	Severability	97
9.5	No Third Party Beneficiaries	97
9.6	Assignment	97
9.7	Governing Law; Forum; Waiver of Jury Trial	97
9.8	Alternative Dispute Resolution	99
9.9	Expenses	99
9.1	Counterparts	99
9.11	Disclosure Schedules	100
9.12	Captions	100
9.13	Specific Performance	100
9.14	Legal Representation	101
9.15	No Recourse	102
9.16	Parent Guaranty	103

Exhibits
Exhibit A-1	First Reorganization Step Plan
Exhibit A-2	Second Reorganization Step Plan
Exhibit B	New Car Entities; 2020 Revenue Percentage
Exhibit C	Allocated Value
Exhibit D	Form of License Agreement
Exhibit E	Sample Calculation
Exhibit F	Financing Commitments
Exhibit G	Allocation
Exhibit H	Form of Release
Exhibit I	Manufacturer Dispute Resolution Procedures
Exhibit J	Required Information

PURCHASE AGREEMENT
THIS PURCHASE AGREEMENT (this “Agreement”), dated as of September 28, 2021, is entered into by and among Asbury Automotive Group, L.L.C., a Delaware limited liability company (“Buyer”), LHM Auto Ultimate Holdings, LLC, a Utah limited liability company (“Parent”), solely for purposes of the Landcar Management Provisions during the First Interim Period, Landcar Management, LTD, a Utah limited partnership (“Landcar Management”), solely for purposes of Section 6.4, Landcar Administration Company, a Utah corporation (“Landcar Administration”), solely for purposes of Section 6.4, Landcar Agency, Inc., a Utah corporation (“Landcar Agency”), solely for purposes of Section 6.4, Landcar Casualty Company, a Utah corporation (“Landcar Casualty” and together with Landcar Agency and Landcar Administration, collectively, the “Total Care Entities”), solely for purposes of Section 6.4, Miller Family Real Estate, L.L.C., a Utah limited liability company (“Miller Real Estate”), and solely for purposes of Section 9.16, Windsong Single Family Private Trust Company LLC, a Wyoming limited liability company, Trustee of The Gail Miller GST Trust, dated as of December 1, 2019 (“Parent Guarantor”). Buyer and Parent are sometimes referred to herein individually as a “Party”, and collectively as the “Parties”. Capitalized terms used herein and not otherwise defined herein have the meanings given to such terms in ARTICLE I.
RECITALS
A.As of the date hereof, the respective equityholders of the Acquired Companies (collectively, the “Owners”) own all of the issued and outstanding Equity Interests in each Acquired Company.
B.Following the date hereof, but prior to the First Closing, the respective Owners will effectuate the First Reorganization in accordance with the detailed step plan attached hereto as Exhibit A-1 (the “First Reorganization Step Plan”), and following the First Reorganization, (i) the Owners will collectively own all of the issued and outstanding Equity Interests in Parent, (ii) Parent will own all of the issued and outstanding Equity Interests in Holdings I (the “Purchased Holdings I Equity Interests”), and (iii) Holdings I will own all of the issued and outstanding Equity Interests in the First Closing Acquired Companies. The Parties desire to consummate the First Closing on or before November 30, 2021, subject to the terms and conditions set forth herein.
C.Following the First Closing Date, but prior to the Second Closing, the respective Owners will effectuate the Second Reorganization in accordance with the detailed step plan attached hereto as Exhibit A-2 (the “Second Reorganization Step Plan”, together with the First Reorganization Step Plan, the “Reorganization Step Plans”), and following the Second Reorganization, (i) Parent will own all of the issued and outstanding Equity Interests in Holdings II (the “Purchased Holdings II Equity Interests”), and (ii) Holdings II will own all of the issued and outstanding Equity Interests of the Second Closing Acquired Companies.
D.At the First Closing, Buyer will purchase from Parent, and Parent will sell to Buyer, the Purchased Holdings I Equity Interests, and at the Second Closing, Buyer will purchase from Parent, and Parent will sell to Buyer, the Purchased Holdings II Equity Interests, in each case, upon the terms and subject to the conditions set forth in this Agreement.

AGREEMENTS
In consideration of the foregoing premises and the representations, warranties, and covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, upon the terms and subject to the conditions set forth herein, the Parties hereby agree as follows:
ARTICLE I
DEFINITIONS
1.1Defined Terms. When used in this Agreement, the following terms shall have the meanings assigned to them in this Section 1.1.
“2020 Revenue Percentage” means, with respect to each New Car Entity, such New Car Entity’s allocable percentage of the aggregate revenues earned by the New Car Entities for the year ended December 31, 2020 that is set forth opposite the name of such New Car Entity on Exhibit B.
“Accountant” means an independent, nationally recognized public accounting firm mutually agreed upon by the Parties.
“Accounting Methods” means the accounting methods, policies, practices, and procedures set forth in, attached to or used in preparing the Sample Calculation and determining the Fixed Asset Value.
“Acquired Companies” means (i) Holdings I, (ii) Holdings II and (iii) each of the New Car Entities, Collision Center Entities, Used Car Entities and Dealership Ancillary Entities.
“Acquired Companies MAE” means any effect, change, event or development that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to (x) the condition (financial or otherwise), assets or results of operations of the Acquired Companies, taken as a whole, or (y) the ability of the Seller Group to timely consummate a Closing on the terms set forth herein or Parent to perform its agreements or covenants hereunder; provided, that, in the case of clause (x), no adverse effect, change, event or development arising from or attributable to any of the following shall be taken into account in determining whether there is an Acquired Companies MAE: (a) general business, industry, political, social or economic conditions; (b) the engagement (whether new or continuing) by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, the occurrence of any military or terrorist attack, any natural or man-made disaster or acts of God; (c) changes in financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index); (d) any failure of any Acquired Company to meet any projections or forecasts (provided, that this clause (d) shall not prevent a determination that any effect, change, event, or development underlying such failure to meet projections or forecasts has resulted in an Acquired Companies MAE; provided, further, that any such effect, change, event, or development is not otherwise excluded from determining whether there is an Acquired Companies MAE); (e) changes in GAAP; (f) changes in applicable Laws; (g) the taking of any action expressly contemplated by this Agreement other than the general obligation to carry on the Business in the Ordinary Course pursuant to Section 6.2(a) (h) the announcement or pendency of the Transactions or the identity of the Parties and their respective Affiliates, including any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, agents, distributors, employees or contractors of the Acquired Companies due to such announcement (it being understood that this clause (h) shall be disregarded for purposes of the representation in Section 3.2); (i) changes or conditions affecting the automotive dealership industry (including changes in general market prices, regulatory changes and supply chain disruptions affecting such industry generally); (j) the impact of epidemics, pandemics, health crises or similar occurrences, including COVID-19, and any Orders arising therefrom, including Public Safety Measures, on any of the Acquired Companies; (k) matters that arise from any actions or omissions of Buyer and its Affiliates that are in breach of this Agreement or any Ancillary Document, except to the extent, with respect to clauses (a), (c), (e), (f), and (i), that any such effect, change, event or development has a materially disproportionate impact on the Acquired Companies, taken as a whole, relative to the other Persons in the industries in which the Acquired Companies operate.
“Adjustment Escrow Amount” means an amount in cash equal to $5,000,000.
“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly controlling, controlled by or under common control with such specified Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by Contract or otherwise; provided, however, that from and after the First Closing and the Second Closing, as applicable, an “Affiliate” of any member of the Seller Group shall not include any Acquired Company sold in such Closing, and an “Affiliate” of any Acquired Company shall not include any other Acquired Company.
“Aggregate Base Purchase Price” means the sum of the First Closing Base Purchase Price and the Second Closing Base Purchase Price.
“Aggregate Cap” means $25,000,000. For purposes of determining whether the aggregate amount of all indemnifiable Losses that are subject to the Aggregate Cap exceed such amount for purposes of ARTICLE VIII, the “Aggregate Cap” shall include the aggregate amount of all indemnifiable Losses (as such term is defined herein, the Insurance Purchase Agreement, and the Real Estate Purchase Agreement) incurred or suffered by all Buyer Indemnified Parties (as such term is defined herein, the Insurance Purchase Agreement, and the Real Estate Purchase Agreement) that are subject to the Aggregate Cap pursuant to Section 8.2(a)(i), Section 8.2(a)(i) of the Insurance Purchase Agreement, and/or Section 7(c)(1) of the Real Estate Purchase Agreement, subject to, in each case, the limitations described herein and therein.
“Aggregate Deductible” means $2,000,000. For purposes of determining whether the aggregate amount of all indemnifiable Losses that are subject to the Aggregate Deductible exceed such amount for purposes of ARTICLE VIII, the “Aggregate Deductible” shall include the aggregate amount of all indemnifiable Losses (as such term is defined herein, the Insurance Purchase Agreement, and the Real Estate Purchase Agreement) incurred or suffered by all Buyer Indemnified Parties (as such term is defined herein, the Insurance Purchase Agreement, and the

Real Estate Purchase Agreement) that are subject to the Aggregate Deductible pursuant to Section 8.2(a)(i), Section 8.2(a)(i) of the Insurance Purchase Agreement, and/or Section 7(c)(1) of the Real Estate Purchase Agreement, subject to, in each case, the limitations described herein and therein.
“Allocated Value” means, with respect to each Acquired Company, the agreed upon value of such Acquired Company for purposes of calculating, as applicable, the First Closing Base Purchase Price or the Second Closing Base Purchase Price. The Allocated Value of each Acquired Company is set forth on Exhibit C attached hereto, and the sum of such Allocated Values equal the Base Purchase Price.
“Ancillary Documents” means all agreements, documents, or certificates to be executed and delivered by a Party in connection with this Agreement.
“Antitrust Division” means the Antitrust Division of the U.S. Department of Justice.
“Antitrust Laws” means the HSR Act and any other applicable competition, merger control, antitrust, or similar Laws of the United States, states in the United States, and any foreign countries that have jurisdiction over the Transactions.
“Attorney-Client Communication” means any communication occurring on or prior to the Closings between Katten and/or Snell, on the one hand, and any member of the Seller Group or any of their respective Affiliates or Representatives, on the other hand, that relates to any Transaction Matter, including any representation, warranty or covenant of any member of the Seller Group under this Agreement, any Ancillary Document to which any member of the Seller Group is a party, or any other Contract related to any Transaction Matter.
“Banker” means J.P. Morgan Securities LLC.
“Base Purchase Price” means $1,800,000,000.
“Benefit Plans” means all benefit or compensation plans, policies, programs, arrangements or Contracts, including “employee benefit plans” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA), “nonqualified deferred compensation” plans within the meaning of Section 409A of the Code, retirement, pension, profit sharing, employment (if applicable), individual consulting (if applicable), incentive, bonus or other cash incentive compensation, equity or equity-based, change in control, retention, severance, salary continuation, separation, health, welfare, paid time off, retiree or post-termination health or welfare, fringe or any other benefit or compensation plans (but excluding benefits maintained by a Governmental Entity), policies, programs, Contracts, funds or arrangements of any kind and any trust, escrow, or similar agreement related thereto, whether or not funded, in each case, (i) that are sponsored or maintained by Parent or any of its Affiliates and cover Business Employees, (ii) that are sponsored, maintained, or contributed to (or required to be contributed to) by any Acquired Company, or (iii) with respect to which any Acquired Company has any Liability (each of the above being hereinafter individually referred to as a “Benefit Plan”).
“Books and Records” means books of account, general, financial, and operating records, invoices and other documents, records and files of the Acquired Companies.

“Business” means collectively, the Dealership Business and the Management Service Business for all Acquired Companies, and, individually for an Acquired Company, the Dealership Business or Management Service Business of such Acquired Company.
“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks located in New York, New York are authorized or required by Law to close.
“Business Employees” means all employees employed by the Acquired Companies.
“Buyer MAE” means any effect, change, event or development that, individually or in the aggregate, does, or would reasonably be expected to, prevent, materially delay or materially impede the performance by Buyer of its obligations under this Agreement or any Ancillary Document or to consummate the Transactions, or any Financing Commitment.
“CARES Act and COVID Relief Programs” means, collectively: The Coronavirus Aid, Relief, and Economic Security Act, the Families First Coronavirus Response Act; the Paycheck Protection Program Flexibility Act; any rules and regulations of the U.S. Small Business Association, U.S. Department of the Treasury, any public health agency, and any applicable Law enacted in connection with the COVID-19 pandemic; and all FAQs or Interim Final Rules issued by any Governmental Entity related thereto, including: any programs or facilities established by the Board of Governors of the Federal Reserve System to which the U.S. Treasury Department has provided financing as contemplated by Title IV of The Coronavirus Aid, Relief and Economics Security Act.
“Closing Fixed Assets Value” means, in respect of each Closing, the Fixed Assets Value of the fixed assets of the Acquired Companies sold at such Closing, determined as of the applicable Measurement Time.
“Closing Indebtedness” means, in respect of each Closing, the aggregate amount of Indebtedness of the Acquired Companies sold at such Closing outstanding as of immediately prior to such Closing, determined as of the applicable Measurement Time.
“Closing Net Working Capital” means, in respect of each Closing, the Net Working Capital of the Acquired Companies sold at such Closing, determined as of the applicable Measurement Time.
“Closing” means, individually, the First Closing or the Second Closing, as applicable, or collectively, the First Closing and the Second Closing, if both Closings occur.
“Closing Date” means, individually, the First Closing Date or the Second Closing Date, as applicable, or collectively, the First Closing Date and the Second Closing Date, if both Closing occur.
“Code” means the U.S. Internal Revenue Code of 1986.
“Collision Center Entities” means, collectively, (a) LHM Collision Corporation - CSCO, a Utah corporation and (b) Larry H. Miller Collision Center - Provo, Inc., a Utah corporation.

“Commercially Reasonable Efforts” means with respect to any objective, the reasonable, diligent, and good faith efforts of a Person required to carry out a particular task or obligation in an active and sustained manner, including the anticipating likelihood and timing (including duration) of completion, and any other relevant commercial factors, all as measured by the facts and circumstances at the time such efforts are due.
“Commercial Software License” means licenses of software programs that are generally commercially available to the public or businesses, which have been non-exclusively licensed to any Acquired Company pursuant to “click-wrap,” “click to download,” “browsewrap” or “shrink-wrap” end-user licenses solely for their own internal use.
“Compliant” means, with respect to the Required Information that:
(a)    the Required Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Information not misleading in light of the circumstances in which made;
(b)    the independent auditors for the Acquired Companies, the Total Care Entities and Miller Real Estate, as applicable, have not withdrawn any audit opinion with respect to any financial statements contained in such Required Information or any other audit opinion with respect to any member of the Seller Group or its Affiliates;
(c)    such Required Information is and remains at all times throughout the Marketing Period, in compliance with the requirements of Regulation S-X and Regulation S-K under the Securities Act for an offering of securities registered with the Securities and Exchange Commission; and
(d)(i)     the financial statements and other financial information included in such Required Information are sufficient to permit the Financing Sources (including underwriters, placement agents or initial purchasers) to receive customary comfort letters with respect to financial information contained in the Required Information (including customary negative assurance comfort with respect to periods following the end of the latest fiscal year or fiscal quarter for which historical financial statements are included in any marketing materials) on any date during the Marketing Period, and (ii) the independent auditors of the Acquired Companies, the Total Care Entities and Miller Real Estate, as applicable, have delivered drafts of customary comfort letters (which such auditors are prepared to issue upon completion of customary procedures), including, customary negative assurance comfort with respect to periods following the end of the latest fiscal documents, and such auditors have confirmed they are prepared to issue any such comfort letter upon each of any pricing date occurring during the Marketing Period and any closing date of the offering of securities.
“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of July 1, 2021, among Asbury Automotive Group, Inc., LHM Management, Landcar Management, and Miller Real Estate.
“Consents” means any waiver, authorization, or approval from, or notification requirement to, any Person.

“Contract” means any written or oral agreement that constitutes a binding agreement under applicable Law (other than purchase orders entered into in the Ordinary Course).
“Controlled Group” means any trade or business (whether or not incorporated) (i) under common control within the meaning of Section 4001(b)(1) of ERISA with an Acquired Company or (ii) which together with an Acquired Company is treated as a single employer under Section 414(t) of the Code.
“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof.
“Current Assets” means, in respect of each Closing, the current assets, on a combined basis, as reflected on the Sample Calculation of the New Car Entities, the Collision Center Entities, the Used Car Entities, and the Dealership Ancillary Entities sold at such Closing, in each case, determined as of the applicable Measurement Time and prepared in accordance with the Accounting Methods; provided, that “Current Assets” shall not include any intercompany obligations between or among any of the Acquired Companies, or Income Taxes (whether current or deferred).
“Current Liabilities” means, in respect of each Closing, the current liabilities, on a combined basis, as reflected on the Sample Calculation of the New Car Entities, the Collision Center Entities, the Used Car Entities, and the Dealership Ancillary Entities sold at such Closing, in each case, determined as of the applicable Measurement Time and prepared in accordance with the Accounting Methods; provided, that “Current Liabilities” shall include the obligations in connection with the Floor Plan Financing and shall not include any Indebtedness, Transaction Expenses, intercompany obligations between or among any of the Acquired Companies, or Income Taxes (whether current or deferred).
“Data Protection Requirements” means all of the following: (i) all applicable laws relating to the privacy or security of Personal Data; (ii) Payment Card Industry Data Security Standard (PCI DSS) as applicable to Personal Data in the possession or under the control of an Acquired Company; (iii) obligations in Contracts with respect to the protection of the privacy and security of Personal Data; and (iv) any applicable internal or public-facing policies, procedures, terms of use, guidelines and standards relating to the privacy or security of Personal Data for an Acquired Company.
“Data Room” means the virtual data room maintained by Banker on Intralinks® and to which each of Buyer, its Affiliates, and each of their respective Representatives has been given access in connection with the Transactions.
“Data Security Breach” means any (i) unauthorized or unlawful acquisition of, access to, loss, alteration, disclosure of or misuse (by any means) of IT Assets or Personal Data, (ii) unauthorized or unlawful Processing of Personal Data, or (iii) other act or omission that compromises the security, integrity, availability or confidentiality of IT Assets or Personal Data.
“Dealership Ancillary Entities” means each of Landcar GC, Landcar Management, and Saxton.

“Dealership Business” means the operation of Larry H. Miller branded New Car and Used Car automotive dealerships and collision centers in the States of Utah, Arizona, New Mexico, Colorado, Idaho, California, and Washington with respect to (a) the sale of New Cars, Used Cars, vehicle maintenance and repair services, replacement Parts and Accessory sales, extended warranty sales, vehicle financing, automobile dealer management and services, (b) the operation of eleven (11) collision centers, and (c) the operation a Used Car wholesale business, in each case, as conducted by or through the New Car Entities as of the date hereof as set forth on Exhibit B, the Collision Center Entities, and the Used Car Entities.
“Debt Commitment Letter” means the commitment letter among Buyer, Bank of America, N.A., BOFA Securities, Inc. and JPMorgan Chase Bank, N.A., dated as of the date hereof, as amended, supplemented or replaced solely in compliance with this Agreement, pursuant to which the financial institutions party thereto have agreed, on the terms and subject only to the conditions set forth in Exhibit D (Summary of Additional Conditions) attached thereto, to provide or cause to be provided the Financing in cash in the aggregate amount set forth therein for the purposes of financing the Required Amount.
“Debt Financing Deliverables” means information regarding the Parent, the Acquired Companies, the Total Care Entities, and Miller Real Estate, as applicable, contemplated by paragraph 3 of Exhibit D (Summary of Additional Conditions) to the Debt Commitment Letter (provided such documentation and other information is requested at least ten (10) Business Days prior to the Closing Date).
“Disclosure Schedules” or “Schedules” means those schedules numbered to correspond to the various sections of this Agreement setting forth certain exceptions to the representations and warranties contained herein and certain other information called for by this Agreement, delivered to Buyer pursuant to this Agreement concurrent with the execution hereof.
“Enforceability Exceptions” means, with respect to enforcement of the terms and provisions of a Contract, (a) the effect of any applicable Law of general application relating to bankruptcy, reorganization, insolvency, moratorium or similar Laws affecting creditors’ rights and relief of debtors generally and (b) the effect of general principles of equity, including general principles of equity governing specific performance, injunctive relief and other equitable remedies (regardless of whether such enforceability is considered in a Proceeding in equity or at law).
“Equity Interests” means issued and outstanding capital stock, partnership interests, limited liability company interests or other indicia of equity ownership (including any profits interest or phantom stock).
“Environmental Claim” means any Proceeding, Order, or Lien by or from any Person alleging Liability of whatever kind or nature (including Liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from: (a) the presence of, Release of, or exposure to any Hazardous Materials; or (b) any actual or alleged non-compliance with any Environmental Law or term or condition of any Environmental Permit.

“Environmental Law” means any applicable Law, Order, Permit or binding Contract with any Governmental Entity: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety (but only as it related to the environment), or the environment (including ambient or indoor air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal, Release or remediation of any Hazardous Materials. The term “Environmental Law” includes the following (including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. § 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. § 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. § 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. § 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. § 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. § 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. § 651 et seq.
“Environmental Notice” means any written directive, notice of violation or infraction, or written notice respecting any Environmental Claim relating to actual or alleged non-compliance with any Environmental Law or any Environmental Permit.
“Environmental Permit” means any Permit clearance, consent, waiver, closure, or exemption required under or issued, granted, given, authorized by or made pursuant to Environmental Law which is required for the applicable Acquired Company to operate its applicable Business.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“Escrow Agent” means Wilmington Trust, N.A., a national banking association or other Person as mutually agreed between Buyer and Parent.
“Escrow Agreement” means the Escrow Agreement to be entered as of the First Closing Date among Buyer, Parent, and the Escrow Agent, in the form to be agreed to between Buyer and Parent during the First Interim Period.
“Estimated Fixed Assets Value” means, in respect of each Closing, an estimate of the Closing Fixed Assets Value set forth in the applicable Estimated Closing Statement for such Closing at which the underlying fixed assets of the Acquired Companies are sold.
“Estimated First Closing Purchase Price” means (a) the First Closing Base Purchase Price; plus or minus (b) Estimated Net Working Capital for the First Closing; minus (c) Estimated Indebtedness for the First Closing; minus (d) Estimated Unpaid Transaction Expenses for the First Closing; plus (e) the Estimated Fixed Assets Value for the First Closing.
“Estimated Indebtedness” means, in respect of each Closing an estimate of Closing Indebtedness set forth in the Estimated Closing Statement for such Closing.

“Estimated Net Working Capital” means, in respect of each Closing, an estimate of Closing Net Working Capital set forth in the Estimated Closing Statement for such Closing.
“Estimated Purchase Price” means the sum of the Estimated First Closing Purchase Price and the Estimated Second Closing Purchase Price.
“Estimated Second Closing Purchase Price” means (a) the Second Closing Base Purchase Price; plus or minus (b) Estimated Net Working Capital for the Second Closing; minus (c) Estimated Indebtedness for the Second Closing; minus (d) Estimated Unpaid Transaction Expenses for the Second Closing; plus (e) the Estimated Fixed Assets Value Second Closing.
“Estimated Unpaid Transaction Expenses” means, in respect of each Closing, an estimate of Unpaid Transaction Expenses set forth in the Estimated Closing Statement for such Closing.
“Excluded New Car Entity” means each New Car Entity that (a) Landcar Management (during the First Interim Period) or Parent (during the Second Interim Period) receives a Manufacturer Denial or final decision in respect of a Manufacturer ROFR with respect to such New Car Entity pursuant to Section 6.1(a), or (b) is excluded from the Transactions pursuant to Section 6.3(d). For the avoidance of doubt, any Excluded New Car Entity shall be disregarded in all respects from the definition of Acquired Companies and for purposes of Sections 7.2(a) and 7.4(a), respectively.
“Financing Sources” means the entities that have directly or indirectly committed to provide or arrange or otherwise have entered into agreements in connection with all or any part of the Financing and their respective Affiliates, successors and assigns, including the parties to the Debt Commitment Letter or any joinder agreements, credit agreements or other definitive agreements entered into pursuant thereto or relating thereto.
“Financing Source Parties” means the Financing Sources and their respective past, present or future direct or indirect equityholders, controlling persons, members, managers, general or limited partners, stockholders, incorporators, directors, officers, employees, agents, attorneys, advisors and other Representatives, and each of their respective successors and assigns.
“Final Purchase Price” means (a) the Aggregate Base Purchase Price; plus or minus (b) the aggregate combined Closing Net Working Capital for both Closings as finally determined pursuant to Section 2.6; minus (c) the aggregate Closing Indebtedness for both Closings as finally determined pursuant to Section 2.6; minus (d) the aggregate Unpaid Transaction Expenses for both Closings as finally determined pursuant to Section 2.6; plus (e) the aggregate Closing Fixed Assets Value for both Closings as finally determined pursuant to Section 2.6.
“First Closing Acquired Companies” means, collectively, Holdings I, the Dealership Ancillary Entities, the Collision Center Entities, the Used Car Entities, and the New Car Entities as to which New Car Entities Parent has received a Manufacturer Consent prior to the First Closing (but excluding any Excluded New Car Entities).
“First Closing Base Purchase Price” means the sum of the Allocable Values of the First Closing Acquired Companies.

“First Closing Payment” means the Estimated First Closing Purchase Price minus (a) the Adjustment Escrow Amount, minus (b) the Indemnity Escrow Amount.
“First Interim Period” means the period commencing on the date hereof and ending on the earlier of (a) the First Closing and (b) the effective time on which this Agreement is terminated pursuant to Section 7.8.
“First Reorganization” means the reorganization transactions effected by the Seller Group prior to the First Closing, as more particularly described in the First Reorganization Step Plan.
“Fixed Assets Value” means an amount equal to the aggregate net book value of the classes of fixed assets not otherwise included in Current Assets of each applicable Acquired Company, determined as of the applicable Measurement Time and in accordance with the Accounting Methods.
“Floor Plan Financing” means an inventory line of credit or note with a financial institution or a Manufacturer Affiliated finance company with respect to New Cars and Used Cars from time to time held for sale in connection with the Dealership Business.
“Fraud” means, with respect to the making of the representations and warranties expressly set forth in, as applicable, ARTICLE III or ARTICLE IV (as modified by the Disclosure Schedules): (i) a false representation of a material fact made in such representations and warranties, (ii) with knowledge on belief that such representation or warranty is false, or made with reckless indifference to the truth, (iii) with the intention to induce such Party to whom such representation or warranty is made to rely upon such representation or warranty, (iv) causing such Party to whom such representation or warranty is made, in justifiable reliance upon such false representation, to enter into this Agreement to its detriment, and (v) causing such Party to whom such representation or warranty is made to suffer Losses by reason of such reliance.
“FTC” means the U.S. Federal Trade Commission.
“Fundamental Representations” means (a) with respect to Landcar Management (solely with respect to Section 7.2(a) and prior to the First Closing) and Parent, as applicable, the representations and warranties contained in Sections 3.1(a), 3.2 (solely with respect to clause (a) therein), 3.3, 3.4, 3.26, 3.27, 4.1, 4.2, 4.3 (solely with respect to clause (a) therein), and 4.4, and (b) with respect to Buyer, the representations and warranties contained in Sections 5.1, 5.2, and 5.3 (solely with respect to clause (i) therein).
“GAAP” means United States generally accepted accounting principles, applied consistently.
“Governmental Entity” means any entity or body exercising executive, legislative, judicial, regulatory or administrative functions of any United States federal, state or local government or any foreign, international, multinational or other government, including any department, commission, board, agency, bureau, official or other regulatory, administrative or judicial authority thereof.

“Hazardous Materials” means: (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or manmade, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws; and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation, polychlorinated biphenyls, and any materials or substances that contain per-and polyfluoroalkyl substances.
“Holdings” means Holdings I and Holdings II.
“Holdings I” means LHM Auto Intermediate Holdings I, LLC, a Delaware limited liability company.
“Holdings II” means LHM Auto Intermediate Holdings II, LLC, a Delaware limited liability company.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
“Income Tax Return” means any Tax Return related to Income Taxes.
“Income Taxes” means any Tax based upon or measured by reference to income, including any Tax in the nature of minimum taxes, tax preference items and alternative minimum taxes.
“Indebtedness” means, without duplication of any categories of “Indebtedness” set forth in this definition or any amounts otherwise included in the calculation of the Final Purchase Price, all debts, liabilities, obligations, expenses and costs of the applicable Acquired Company: (a) for  borrowed money; (b) evidenced by bonds, debentures, notes or other similar instruments; (c) for obligations in respect of letters of credit or bankers’ acceptances issued for the account of such Acquired Company to the extent drawn on and outstanding; (d) created under any purchase, sale, conditional purchase or sale or other title retention agreement or for the deferred purchase price of property, products, or services (including “earnouts”, holdbacks, make-whole, indemnity seller notes or any other similar form of contingent payment obligation), with respect to which the applicable Acquired Company is liable, contingently or otherwise, as obligor or otherwise; (e) secured by (or which the holder of such Liabilities has an existing right, contingent or otherwise, to be secured by) any Lien or security interest on property owned or acquired by such Acquired Company whether or not the obligations secured thereby have been assumed; (f) under leases required to be accounted for as capital leases under GAAP; (g) for or in connection with any hedges, swaps, caps, collars, flows, options, forwards, cross rights, derivatives or similar agreements or instruments; (h) deferred payroll Taxes of the applicable Acquired Company pursuant to the CARES Act and COVID-19 Relief Programs to the extent unpaid as of the applicable Closing, (i) for guarantees of any of the obligations described in the preceding clauses (a) through (h), and (j) for any accrued and unpaid interest, fees and other expenses owed by the applicable Acquired Company with respect to the foregoing, including prepayment penalties; provided, however, that in no event shall Indebtedness include (i) undrawn letters of credit, surety bonds and similar instruments, (ii) any obligations from one Acquired Company to another Acquired Company, (iii) any obligations incurred by, on behalf of, or at the direction of, Buyer or any of its Affiliates in connection with the Transactions, (iv) any deferred revenue and client deposits, or (v) any obligations in connection with any Floor Plan Financing to the extent included in the calculation of Net Working Capital as finally determined pursuant to Section 2.6.
“Indemnity Escrow Amount” means an amount in cash equal to $10,000,000.
“Insider” means (a) any member of the Seller Group, (b) any officer, director, manager, or other Affiliate of the Seller Group or any Acquired Company, and (c) any Person in which any of the foregoing owns a direct Equity Interest.
“Insurance Purchase Agreement” means that certain Purchase Agreement by and among Buyer, the owners of the Total Care Entities, and the other parties thereto, dated on even date herewith.
“Intellectual Property” means any intellectual or industrial property right recognized under the Laws of any jurisdiction anywhere in the world, including all rights in: (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all letters patent and pending applications for patents of the United States and all countries foreign thereto and all reissues, reexaminations, divisions, continuations, continuations-in-part and extensions thereof; (b) all trademarks, service marks, trade names, business names, brand names, corporate names, logos, slogans and other things used to identify or distinguish the source or origin of goods or services, including common law rights, registrations and applications for registration thereof, and Internet domain names, website identifiers, social media identifiers and registrations or applications for registrations thereof, and all goodwill associated therewith; (c) all published and unpublished works of authorship, databases and software, and all applications, registrations and renewals in connection therewith; (d) all mask works and all applications, registrations, and renewals in connection therewith; (e) all trade secrets and confidential business information (including confidential ideas, research and development, know how, methods, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals); and (f) all copies and tangible embodiments of the foregoing (in whatever form or medium).
“Interim Periods” means the First Interim Period and the Second Interim Period.
“Investment” as applied to any Acquired Company means (a) any direct or indirect purchase or other acquisition by such Acquired Company of any Equity Interests of any other Person and (b) any capital contribution by such Acquired Company to any other Person.
“IT Assets” means the computers, software, servers, workstations, routers, hubs, switches, circuits, networks, data communications lines, cloud computing, and all other information technology equipment of the Acquired Companies.
“IRS” means the Internal Revenue Service.
“Katten” means Katten Muchin Rosenman LLP.
“Landcar GC” means Landcar GC, Inc., a Utah corporation.

“Landcar Management Provisions” means the terms of this Agreement that expressly (a) identify Landcar Management, (b) require Landcar Management to take the action contemplated therein, or (c) confer upon Landcar Management the right or benefit contemplated therein, in each case, during the First Interim Period.
“Law” means any statute, ordinance, rule, or regulation of any Governmental Entity.
“Leased Real Property” means the leasehold or license interest in the real property identified in the Leases (as defined below).
“LHM Management” means Larry H. Miller Management Corporation, a Utah corporation.
“Liability” means any payment, debt, obligation, deficiency, penalty, assessment, fine, claim, cause of action or other Losses of any kind or nature whatsoever, whether asserted or unasserted, absolute or contingent, known or unknown, accrued or unaccrued, liquidated or unliquidated, and whether due or to become due and regardless of when asserted.
“License Agreement” means an intellectual property license agreement between LHM Management and Buyer (or its designee(s)) licensing the Licensed IP (as defined therein), in substantially the form attached hereto as Exhibit D, and to be entered into by the parties thereto as of the First Closing.
“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, security interest, hypothecation, or any other similar encumbrance in respect of such property or asset; provided, however, that “Liens” shall exclude (a) any restrictions on transfer of Equity Interests under federal and state securities Laws or (b) Liens created by Buyer on consummation of the Transactions.
“Losses” means any damage, deficiency, Liability, obligation, Order, assessment, cost, penalty, fine, or other expense, whether or not arising out of a direct claim or a third-party claim, including all interest, penalties, reasonable attorneys’ fees, and other expenses arising from, or in connection with, any claim by Person seeking indemnification.
“Management Agreement” means a Contract for the provision of management, administrative, and consulting services and the licensing of certain Intellectual Property by Landcar Management with any Acquired Company or other Person in connection with the operation of the Business.
“Management Service Business” means the provisions of the services provided under each Management Agreement.
“Manufacturers” means collectively, (a) Chrysler Group LLC (Dodge, Chrysler, Aldo Romeo, Fiat), (b) Genesis Motor America LLC, (c) Hyundai Motor America, (d) Toyota Motor Sales, U.S.A., Inc., (e) Nissan North America, Inc., (f) Volkswagen of America, Inc., (g) Chrysler Corporation, (h) Subaru of America, Inc., (i) General Motors LLC, (j) FCA US LLC, (k) American Honda Motor Co., Inc., (l) Ford Motor Company, (m) Mercedes-Benz USA, LLC, and (n) Smart USA Distributor LLC.

“Manufacturer Consent” means the written Consent of a Manufacturer with respect to the consummation of the Transactions regarding each applicable New Car Entity, and if applicable, waiver of the Manufacturer ROFR, under the applicable Manufacturer Contract with such New Car Entity; provided, however, that no such written Consent of a Manufacturer shall be deemed a “Manufacturer Consent” for purposes of this Agreement if such Consent is conditioned upon a Manufacturer’s requirement that (a) Buyer (with respect to the applicable New Car Entity and related Dealership Business) commits to reimage, or conduct other facility upgrades to, such Dealership Business in an aggregate amount in excess of thirty percent (30%) of the Allocated Value of such New Car Entity during the two (2)-year period following the applicable Closing, other than the items set forth on Schedule 3.21(a) or any reimaging requests or notices from a Manufacturer to an Acquired Company during the Interim Periods unrelated to such written Consent of a Manufacturer or (b) would violate applicable state franchise Laws applicable to the automotive industry.
“Manufacturer Contract” means any Contract entered into by a New Car Entity, on the one hand, and a Manufacturer, on the other hand, regulating the relationship of such New Car Entity with such Manufacturer in connection with such New Car Entity’s Dealership Business and any other existing or future Dealership Business of that New Car Entity, in each case, as described therein.
“Manufacturer Denial” means a final, written determination of a Manufacturer not to provide a Manufacturer Consent.
“Manufacturer ROFR” means a right of first refusal, option to purchase, preemptive right or other similar right each Manufacturer has with respect to the purchase of the assets of the Dealership Business of a New Car Entity pursuant to a Manufacturer Contract.
“Marketing Period” means the first period of ten (10) consecutive Business Days after the date on which Parent and/or Landcar Management have delivered the Required Information and throughout and at the end of which:
(a)    Buyer shall have had access to the Required Information, that is, and remains at all times during the Marketing Period, Compliant;
(b)    the conditions set forth in Sections 7.1 and 7.2 shall be satisfied (other than conditions that (x) by their nature will not be satisfied until the First Closing Date or (y) are not required by the terms hereof to be satisfied before the First Closing Date); and
(c)    nothing shall have occurred and no condition shall exist that would cause any of the conditions set forth in Sections 7.1 and 7.2 to fail to be satisfied (other than conditions that (x) by their nature will not be satisfied until the First Closing Date, or (y) are not required by the terms hereof to be satisfied before the First Closing Date) assuming the First Closing were to be scheduled for any time during such (10) consecutive Business Day period;
provided, that the Marketing Period shall end on any earlier date that is the date on which the Financing is consummated; provided that (a) if the Marketing Period has not ended on or prior to December 16, 2021, then the Marketing Period shall not commence until January 4, 2022, and (b) November 11, 2021, November 25, 2021 and November 26, 2021 shall not constitute Business Days for purposes of calculation of such ten (10) consecutive Business Day period (and, for the avoidance of doubt, the exclusion of such days in this clause (b) shall not restart the Marketing Period).
“Measurement Time” means 12:01 a.m. (Mountain) on each Closing Date.
“Miller Real Estate” means Miller Family Real Estate, L.L.C., a Utah limited liability company.
“New Cars” means all new, non-registered, untitled, unreported 2021 and newer model year automobiles which are undamaged or have been repaired, but had damage below the threshold required to be reported under applicable State Law, none of which is frame damage, for each such automobile which (i) are in the New Car Entity’s inventory, and (ii) having less than 5,000 miles on the odometer as of the Measurement Time.
“New Car Entities” means, collectively, each Person set forth on Exhibit B.
“Net Working Capital” means, as of each Closing, the difference between the Current Assets and the Current Liabilities, in each case, determined as of the applicable Measurement Time and calculated in accordance with the Accounting Methods and the Sample Calculation. Notwithstanding anything to the contrary herein, for purposes of determining Net Working Capital, (a) no assets or Liabilities shall reflect any changes in such assets or liabilities as a result of purchase accounting adjustments or other changes arising from or resulting as a consequence or effect (including Tax consequences) of the Transactions and (b) the determination shall be based solely on facts and circumstances as they exist as of the applicable Measurement Time and shall exclude the effect of any fact, event, change, circumstance, act or decision occurring on or after the applicable Measurement Time.
“Order” means any award, injunction, judgment, decree, ruling, subpoena, verdict, or other decision issued, promulgated or entered by any Governmental Entity of competent jurisdiction.
“Ordinary Course” means, with respect to any Acquired Company, an action that is consistent with the past custom and practices of such Acquired Company (including with respect to quantity and frequency) and is taken in the ordinary course of the normal day-to-day operations of such Acquired Company, taking into account adjustments thereto by reason of Public Safety Measures or internal written health and safety protocols or directives of the Acquired Companies in effect as of the date hereof, in each case, in connection with the COVID-19 pandemic.
“Organizational Documents” means (a) in the case of a corporation, its certificate of incorporation (or analogous document) and bylaws (or analogous document); (b) in the case of a limited liability company, its certificate of formation (or analogous document) and limited liability company operating agreement; or (c) in the case of a Person other than a corporation or limited liability company, the documents by which such Person (other than an individual) establishes its legal existence or which govern its internal affairs (in each case, as amended through the date of this Agreement).

“Parent’s Knowledge” or any similar phrase means the actual knowledge of David Smith, Dean Fitzpatrick, and Rourk Kemp after making due inquiry of management-level Persons directly responsible for the relevant matter.
“Parts and Accessories” means all new, unused, undamaged, unopened (in original packaging), non-obsolete, saleable and returnable replacement automobile and truck parts and accessories in the Dealership Businesses.
“Permit” means any authorization, approval, certificate, license, or franchise of or from any Governmental Entity.
“Permitted Liens” means (a) Liens in respect of Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested by appropriate Proceedings by the applicable Acquired Company and for which adequate reserves have been established in accordance with GAAP, (b) Liens of landlords and mechanics’, carriers’, workers’, repairers’ and similar Liens arising or incurred in the Ordinary Course for amounts that are (i) not delinquent and that are not, individually or in the aggregate, material to the Business or (ii) being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (c) zoning, entitlement, building, environmental and other land use regulations imposed by a Governmental Entity having jurisdiction over any of the Leased Real Property which are not violated in any material respect by the current use of such Leased Real Property, (d) covenants, conditions, restrictions, easements and other similar matters of record or otherwise which do not materially impair the current use of any of the Leased Real Property, (e) Liens that, individually or in the aggregate, do not materially and adversely impact the current use of the applicable Leased Real Property, (f) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation, (g) purchase money Liens and Liens securing rental payments under capital lease arrangements with third parties entered into in the Ordinary Course which are not, individually or in the aggregate, material to the Business, (h) non-exclusive licenses of Intellectual Property granted in the Ordinary Course, and (i) any Liens securing any Floor Plan Financing.
“Person” means a natural person, a corporation, a partnership, a limited partnership, a limited liability company, a trust, an unincorporated association, a Governmental Entity, or any other entity.
“Personal Data” means any information in the control or possession of any Acquired Company or its authorized Representatives (including a Person’s name, street address, telephone number, e-mail address, photograph, social security number, tax identification number, driver’s license number, passport number, bank account information and other financial information, customer or account numbers, account access codes and passwords, Internet protocol address) which, whether alone or in combination with other information, identifies or is reasonably associated with an identified natural person, that is not otherwise publicly available information; and/or any other information that may be subject to Data Protection Requirements.
“Post-Closing Tax Period” means, in respect of each First Closing Acquired Company or Second Closing Acquired Company, any Tax period beginning after the applicable Closing Date on which such Acquired Company is sold pursuant hereto and the portion of any Straddle Period beginning after such Closing Date.
“Preamble” means the introductory paragraph and the Recitals of this Agreement.
“Pre-Closing Taxes” means (a) all Taxes of each Acquired Company sold pursuant hereto for all Pre-Closing Tax Periods, including (i) all Taxes of any member of an affiliated, consolidated or unitary group of which any Acquired Company sold pursuant hereto is or was or a member on or at any time prior to the applicable Closing, including pursuant to Treas. Reg. §1.1502-6 or any analogous or similar Law and (ii) all Taxes of any Person imposed on any Acquired Company sold pursuant hereto for any period as a transferee or successor in respect of a transaction occurring on or before such Closing Date, by Law, Contract (other than any agreement entered into in the Ordinary Course the primary purpose of which is not Taxes) or otherwise, (b) all Taxes resulting from the execution of the Reorganizations, and (c) all Taxes of the Owners, Parent and any new corporations or limited liability companies formed pursuant to the Reorganizations (for avoidance of doubt, other than the Acquired Companies) for all Tax periods, and (d) an amount equal to Buyer’s loss of any Tax benefit resulting from Buyer not receiving a stepped up (fair market value) basis in the assets owned by any Acquired Company. Pre-Closing Taxes shall be determined in accordance with Section 6.16(a) and shall not include, (x) Transfer Taxes or (y) any Taxes taken into account in the calculation of the Final Purchase Price (including through inclusion in Closing Indebtedness and through accruals in the finally determined Closing Net Working Capital in accordance with Section 2.6).
“Pre-Closing Tax Period” means, in respect of each First Closing Acquired Company or Second Closing Acquired Company, any Tax period that ends on or prior to the applicable Closing Date on which such Acquired Company is sold pursuant hereto and the portion of any Straddle Period ending on the applicable Closing Date.
“Primary Leased Dealership Property” mean each parcel of Leased Real Property listed under the heading “Primary Leased Dealership Property” on Schedule 3.9(b).
“Proceeding” means any action, arbitration, audit, claim, complaint, charge, dispute, inquiry, hearing, investigation, litigation, or suit (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Entity or arbitrator.
“Processing” (including “Process,” “Processes” and “Processed”) means the receipt, access, acquisition, collection, compilation, use, storage, processing, safeguarding, security, disposal, destruction, disclosure or transfer of data.
“Public Safety Measures” means any closures, “shelter-in-place,” “stay at home,” workforce reduction, social distancing, shut down, closure, curfew, or other restrictions or any other Laws, directives, guidelines or recommendations issued by any Governmental Entity.
“Purchased Equity Interests” means the Purchased Holdings I Equity Interests and the Purchased Holdings II Equity Interests.

“Real Estate Purchase Agreement” means that certain Real Estate Purchase and Sale Agreement by and between Miller Real Estate and Buyer, dated on even date herewith.
“Real Estate Transactions” means the transactions contemplated by the Real Estate Purchase Agreement and any ancillary agreements thereto, including the performance by the parties thereto of their respective covenants and obligations thereunder and under any ancillary document thereto.
“Release” means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the environment (including, ambient or indoor air, surface water, groundwater, land surface or subsurface strata or within any building, structure, facility or fixture).
“Remediation” means, with respect to a Material Environmental Condition or a Mandatory Environmental Cure Item, as applicable, the (a) taking of all acts reasonably required to be performed by the applicable New Car Entity pursuant (and subject) to the terms and conditions of the underlying Lease with respect to the Primary Leased Dealership Property for such Primary Leased Dealership Property to be in compliance with the applicable Environmental Laws related to such Material Environmental Condition, including, the repair or restoration of such Primary Leased Dealership Property, and/or (b) the ultimate obtaining of a letter or other confirmation from the applicable Governmental Entity of no further action with respect to such Material Environmental Condition or Mandatory Environmental Cure Item, as applicable, and as required by applicable Environmental Laws.
“Reorganizations” means the First Reorganization and the Second Reorganization.
“Representatives” of any Person means the directors, officers, managers, employees, consultants, financial advisors, counsel, accountants, and other similar agents of such Person.
“Required Amount” means the aggregate amount of funds sufficient to pay all amounts required to be paid by Buyer at or prior to the First Closing or the Second Closing, as applicable, to consummate the Transactions, the Total Care Transactions, and the Real Estate Transactions and any other amounts required to be paid by Buyer in connection with the consummation of the Transactions, the Total Care Transactions, and the Real Estate Transactions, and to pay all related fees and expenses of Buyer.
“Required Information” the information set forth on Exhibit J.
“Sample Calculation” means the sample calculation of Net Working Capital prepared in accordance with the Accounting Methods set forth on Exhibit E.
“Saxton” means SH Advertising Corporation, a Utah corporation.
“Second Closing Acquired Companies” means, collectively, all New Car Entities, but excluding each New Car Entity that either is sold as a First Closing Acquired Company at the First Closing or is an Excluded New Car Entity.

“Second Closing Base Purchase Price” means the sum of the Allocable Values of the Second Closing Acquired Companies.
“Second Interim Period” means the period commencing immediately following the First Closing and ending on the earlier of (a) the Second Closing and (b) the effective time on which this Agreement is terminated pursuant to Section 7.9.
“Second Reorganization” means the reorganization transactions effected by the Seller Group during the Second Interim Period, as more particularly described in the Second Reorganization Step Plan.
“Securities Act” means the Securities Act of 1933.
“Seller Group” means, collectively, Parent and the Owners.
“Snell” means Snell & Wilmer, LLP.
“Straddle Period” means, in respect of each First Closing Acquired Company or Second Closing Acquired Company, any taxable period that begins before, and ends after, the applicable Closing Date on which such Acquired Company is sold pursuant hereto.
“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, limited partnership, association or other business entity of which (a) if a corporation, a majority of the total voting power of Equity Interests entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (b) if a limited liability company, partnership, limited partnership, association or other similar business entity, (i) a majority of the limited liability, partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof or (ii) for which that Person or one or more Subsidiaries of that Person is manager or general partner.
“Tax” means any federal, state, local, foreign or other tax, custom, levy, duty, fee or other assessment, contribution or charge of any nature whatsoever imposed by any Governmental Entity or any governmental body responsibility for the administration of any tax (including any income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, license, recording, occupation, environmental, escheat, abandoned or unclaimed property, real or personal property, estimated tax, alternative, add-on minimum tax, customs, duty or other charge in the nature of tax) and, in each case, together with interest, penalties and additions to tax or additional amounts imposed with respect thereof and including liability for any of the foregoing as transferee, by contract or otherwise.
“Tax Return” means any return, declaration, report, claim for refund, or information return or statement, in each case related to any Tax, filed with, or otherwise provided to or required to be provided to, any Governmental Entity or taxing authority, including any schedule or attachment thereto, and including any amendment thereof.

“Termination Fee” means, (a) for purposes of a termination of this Agreement prior to the First Closing, $80,000,000 and (b) for purposes of a termination of this Agreement in respect of the Second Closing that occurs following the First Closing, the amount equal to the product of $80,000,000, multiplied by a fraction, (i) the numerator of which is the First Closing Base Purchase Price and (ii) the denominator of which is the Base Purchase Price.
“Threatened” means, in the case of a Proceeding, such Proceeding shall be deemed to have been “Threatened” if any written demand or written statement has been made or any written notice has been received by the Person against whom such threat is to be enforced.
“Total Care Business” means the sale of extended vehicle service Contracts, prepaid maintenance Contracts, vehicle theft assistance Contracts, key replacement Contracts, guaranteed asset protection Contracts, paintless dent repair Contracts, appearance protection Contracts, tire and wheel, DrivePur® airborne automotive sanitation treatment, and lease wear and tear Contracts, as conducted through and by the Total Care Entities as of the date hereof.
“Total Care Entities” means, collectively, Landcar Administration Company, a Utah corporation, Landcar Agency, Inc., a Utah corporation, and Landcar Casualty Company, a Utah corporation.
“Total Care Transactions” means the purchase and sale of the Total Care Entities and the other transactions contemplated by the Insurance Purchase Agreement and any ancillary agreements thereto, including the performance by the parties thereto of their respective covenants and obligations thereunder and under any ancillary document thereto.
“Transaction Bonus” means, to the extent unpaid as of each Closing, any bonus or other payment due to any Business Employee or other service provider of the Acquired Companies sold at such Closing, payable by any member of the Seller Group or any Acquired Company, in each case, solely as a result of the consummation of the Transactions at such Closing.
“Transaction Bonus Recipient” means each Person entitled to receive a Transaction Bonus as set forth on the applicable Estimated Closing Statement.
“Transaction Deductions” means all Tax deductions available to any member of the Seller Group or any Acquired Company as a result of or in connection with the Transactions to the extent that the underlying expenses were economically borne by members of the Seller Group, Parent or, prior to the applicable Closing, the Acquired Companies (including deductions related to repayment of Indebtedness, the payment of Transaction Expenses and payments of amounts that would have been Transaction Expenses but for the fact that they were paid prior to the Second Closing, and the payment of any fees or other costs and expenses associated with the Transactions).
“Transaction Expenses” means any of the following, without duplication, (a) all of the out-of-pocket fees and expenses payable to third-parties (including all fees, expenses, disbursements and other similar amounts payable to attorneys, financial advisors or accountants) incurred by any member of the Seller Group or any Acquired Company prior to each applicable Closing solely to effect the negotiation, documentation and consummation of the Transactions which are unpaid as of immediately prior to the Closing, (b) fifty percent (50%) of costs and expenses in connection with establishing and maintaining the escrow accounts under the Escrow

Agreement, (c) fifty percent (50%) of the filing fee for the HSR Filings, (d) the costs of the Tail Policy, (e) the Transaction Bonuses and the related employer portion of any required withholding, payroll, medical, social, unemployment or similar Taxes with respect thereto, as of the date of such payment, and (f) all other bonuses, commissions, incentive compensation, severance, termination or retention payments, change in control bonuses or any other similar payments payable, or that become payable, in whole or in part prior to or as a result of the Transactions and the related employer portion of any required withholding, payroll, medical, social, unemployment or similar Taxes with respect thereto, as of the date of such payment.
“Transaction Matters” means the negotiation, preparation, execution, and delivery of this Agreement, the Ancillary Documents, and any other related agreements, and the consummation of the Transactions.
“Transactions” means the purchase and sale of the Purchased Equity Interests and the other transactions contemplated by this Agreement, including the Reorganizations, and any Ancillary Document, including the performance by the Parties of their respective covenants and obligations under this Agreement and any Ancillary Document.
“Transfer Taxes” means sales, use, transfer, real property transfer, recording, documentary, stamp, registration and stock transfer Taxes and any similar Taxes.
“Unpaid Transaction Expenses” means, in respect of each Closing, any Transaction Expenses to the extent not paid or otherwise satisfied prior to such Closing. For the avoidance of doubt, any Transaction Expenses included in the calculation of the Estimated First Closing Purchase Price shall not be deemed an Unpaid Transaction Expense for purposes of determining the Estimated Second Closing Purchase Price or otherwise.
“United States” means the United States of America.
“Used Cars” means all vehicles that are in the New Car Entity’s or Used Car Entity’s inventory that are not New Cars.
“Used Car Entities” means, collectively, (a) LHM CORP BUC, a Utah corporation, (b) LHM CORP UCN, a Utah corporation, (c) Larry H. Miller Used Car Supermarket - Provo, Inc., a Utah corporation, (d) Larry H. Miller Used Car Supermarket, Inc., a Utah corporation, and (e) Larry H. Miller Fleet/Lease, Inc., a Utah corporation.
1.2Additional Defined Terms. For purposes of this Agreement, the following additional terms have the meanings set forth in the Sections to this Agreement indicated below:

Term	Section
“AAA”	Section 9.7(a)
“Acquired Company Plan”	Section 3.15(a)
“Agreement”	Preamble
“Allocation”	Section 6.16(f)
“Alternative Financing”	Section 6.4(c)
“Antitrust Filings”	Section 6.5(b)

Term	Section
“Annual Financial Statements	Section 3.5(a)
“Arbitration Notice”	Section 9.7(a)
“Asbury”	Section 9.8
“Balance Sheet Date”	Section 3.5(b)(i)
“Business Intellectual Property”	Section 3.11(a)
“Buyer”	Preamble
“Buyer Health and Welfare Plans”	Section 6.10(b)
“Buyer Indemnified Parties”	Section 8.2(a)
“Buyer Parties”	Section 9.15(a)
“Buyer Prepared Tax Returns”	Section 6.16(e)(ii)
“Buyer’s First Closing Certificate”	Section 7.3(c)
“Buyer’s Second Closing Certificate”	Section 7.5(c)
“CBA”	Section 3.16(a)
“Claim Notice”	Section 8.5(a)
“Claim Response”	Section 8.5(b)
“Condition Cap”	Section 6.3(d)(i)
“De Minimis Losses”	Section 8.2(b)(iii)
“Dispute”	Section 9.7(a)
“Disputed Item”	Section 2.6(b)
“Dispute Notice”	Section 2.6(b)
“Due Diligence”	Section 6.3(d)(i)
“Estimated Closing Statement”	Section 2.1(a)
“Environmental Reports”	Section 3.19(a)
“Financial Statements”	Section 3.5(b)
“Financing”	Section 5.4(a)
“Financing Commitments”	Section 5.4(a)
“Financing Documents”	Section 6.4(d)(v)
“First Closing”	Section 2.3(a)
“First Closing Date”	Section 2.3(a)
“First Outside Date”	Section 7.8(e)
“First Reorganization Step Plan”	Recitals
“Form F Reorganization Documents”	Section 6.16(a)(iv)
“FWA”	Section 9.8
“HSR Filings”	Section 6.5(b)
“Holdings”	Recitals
“Indemnification Claim”	Section 8.5(a)
“Indemnified Party”	Section 8.3(a)
“Indemnifying Party”	Section 8.5(a)
“Insider Transactions”	Section 3.24
“Interim Financial Statements”	Section 3.5(b)

Term	Section
“IP Licenses”	Section 3.11(b)
“Landcar Administration”	Preamble
“Landcar Agency”	Preamble
“Landcar Casulty”	Preamble
“Landcar Management”	Preamble
“Leases”	Section 3.9(b)
“Listed IP”	Section 3.11(a)
“Mandatory Environmental Cure Item”	Section 6.3(d)(iii)
“Material Customer”	Section 3.20(b)
“Material Environmental Condition”	Section 6.3(d)(ii)
“Material Property Condition”	Section 6.3(d)(iv)
“Material Supplier”	Section 3.20(a)
“Miller Marks”	Section 6.14
“Minimum Threshold Losses”	Section 8.2(b)(iv)
“Nonparty Affiliates”	Section 9.15(a)
“Objection Period”	Section 6.3(d)(i)
“Obligations”	Section 7.10(c)
“Owned Intellectual Property”	Section 3.11(a)
“Owners”	Recitals
“Parent”	Preamble
“Parent First Closing Certificate”	Section 7.2(c)
“Parent Indemnified Parties”	Section 8.3(a)
“Parent Guarantor”	Preamble
“Parent Prepared Tax Returns”	Section 6.16(e)(i)
“Parent Second Closing Certificate”	Section 7.4(c)
“Parties”	Preamble
“Party”	Preamble
“Post-Closing Statement”	Section 2.6(a)
“Purchased Holdings I Equity Interests”	Recitals
“Purchased Holdings II Equity Interests”	Recitals
“Real Estate Business”	Exhibit J
“Recovery Costs”	Section 7.10(b)
“Reorganization Step Plans”	Recitals
“Review Period”	Section 2.6(b)
“Second Closing”	Section 2.3(b)
“Second Closing Date”	Section 2.3(b)
“Second Outside Date”	Section 7.9(e)
“Second Reorganization Step Plan”	Recitals
“Specified Contracts”	Section 3.10(a)
“Specified Permits”	Section 3.14(b)

Term	Section
“Tail Policy”	Section 6.11(a)
“Tax Contest Notice”	Section 6.16(h)
“Tax Contests”	Section 6.16(h)
“Terminating NQ Plans”	Section 6.10(d)
“Total Care Entities”	Preamble
“Third Party Claim”	Section 8.6
“TWNA”	Section 9.8
1.3Interpretation. The Parties have participated jointly in the negotiation and drafting of this Agreement, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any Party by virtue of the authorship of this Agreement shall not apply to the construction and interpretation hereof. Time is of the essence with regard to all dates and time periods set forth or referred to in this Agreement. For the purposes of this Agreement, except as otherwise expressly provided herein or unless the context otherwise requires:
(a)the meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term and vice versa, and words denoting either gender shall include both genders as the context requires;
(b)where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning;
(c)the terms “hereof,” “herein,” “hereunder,” “hereby” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including the Disclosure Schedules and the Exhibits hereto) and not to any particular provision of this Agreement;
(d)references to this “Agreement” include the Disclosure Schedules and the Exhibits hereto;
(e)when a reference is made in this Agreement to Articles, Sections, paragraphs, clauses, Exhibits, the Preamble and Recitals, such references are to articles, sections, paragraphs, clauses, exhibits, the preamble and recitals of this Agreement;
(f)the word “include,” “includes,” and “including” when used in this Agreement shall be deemed to be followed by the words “without limitation,” unless otherwise specified;
(g)all accounting terms used and not defined herein have the respective meanings given to them under GAAP;
(h)the phrases “delivered,” “made available” and “provided” (or words or phrases of similar import or nature) to Buyer under this Agreement means that such documents or materials were present in the Data Room on or before the date that is one (1) Business Day prior to the date hereof;
(i)references to “day” or “days” are references to calendar days, unless the defined term “Business Days” is used;

(j)whenever the last day for the exercise of any right or the discharge of any duty under this Agreement falls on a day other than a Business Day, the Party having such right or duty shall have until the next Business Day to exercise such right or discharge such duty;
(k)with respect to any determination of any period of time, the word “from” means “from and including,” the word “to” means “to but excluding” and the word “through” means “through and including”;
(l)references to “the date hereof,” “the date of this Agreement” and words of similar import refer to the date set forth in the preamble to this Agreement;
(m)references to any Contract (including this Agreement) or any Organizational Document refer to such Contract or Organizational Document as amended, modified, supplemented or replaced from time to time;
(n)references to any “copy” of any Contract or other document refer to a true and complete copy thereof;
(o)the word “or” includes both the conjunctive and disjunctive;
(p)the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”;
(q)any reference to any Law is a reference to the Law as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, includes any rules and regulations promulgated under the statute) and any reference to any section of any statute, rule or regulation includes any successor to the section;
(r)references to dollars or “$” are references to United States of America dollars; and
(s)except as otherwise expressly provided in this Agreement, no amount shall be (or is intended to be) included, in whole or in part (either as an increase or a reduction), more than once in the calculation of (including any component of) the Final Purchase Price or any other calculated amount pursuant to this Agreement if the effect of such additional inclusion (either as an increase or a reduction) would be to cause such amount to be given duplicative effect.
ARTICLE II
THE TRANSACTIONS
2.1Purchase and Sale.
(a)First Closing. At the First Closing, Parent shall sell to Buyer, and Buyer shall purchase from Parent, the Purchased Holdings I Equity Interests, free and clear of all Liens, and in exchange, Buyer shall pay, or cause to be paid, to Parent, the First Closing Payment by wire transfer of immediately available funds to one or more accounts designated in the Estimated Closing Statement (as defined below) delivered prior to the First Closing.

(b)Second Closing. At the Second Closing, Parent shall sell to Buyer, and Buyer shall purchase from Parent, the Purchased Holdings II Equity Interests, free and clear of all Liens, and in exchange, Buyer shall pay, or cause to be paid, to Parent, an amount equal to the Estimated Second Closing Purchase Price by wire transfer of immediately available funds to one or more accounts designated in the Estimated Closing Statement delivered prior to the Second Closing.
2.2Estimated Closing Statement. Not less than two (2) Business Days prior to each Closing Date, Parent shall deliver to Buyer a statement (each, an “Estimated Closing Statement”) that sets forth Parent’s (a) estimate of (i) Estimated Net Working Capital, (ii) Estimated Fixed Assets Value, (iii) Estimated Indebtedness, and (iv) Estimated Unpaid Transaction Expenses, in the case of clauses (i) through (iv), together with reasonably detailed supporting documents for the calculation thereof, (b) calculation of the Estimated First Closing Purchase Price or Estimated Second Closing Purchase Price, as the case may be, and (c) wire transfer instructions. Parent shall provide Buyer with a reasonable opportunity to review and to propose comments on the Estimated Closing Statement prior to each Closing, which comments Parent shall consider in good faith, but shall in no event delay such Closing.
2.3Closings; Closing Dates.
(a)First Closing Date. The closing of the purchase and sale of the Purchased Holdings I Equity Interests (the “First Closing”) shall take place remotely via the electronic exchange of documents and signatures on the second (2nd) Business Day following the date on which all the conditions to the First Closing in Sections 7.1, 7.2 and 7.3 are satisfied or waived (other than those to be satisfied at the First Closing, but subject to their satisfaction or waiver at the First Closing), or on such other date as may be mutually agreed upon in writing by the Parties (the time and date on which the First Closing occurs is hereinafter referred to as the “First Closing Date”). The First Closing shall be deemed effective for all purposes as of the Measurement Time applicable to the First Closing; provided, however, that if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Sections 7.1, 7.2, and 7.3 (other than those conditions that are to be satisfied at the First Closing or are not required by the terms hereof to be satisfied before the First Closing Date), the First Closing shall occur on no less than the fifth (5th) Business Day immediately after the end of the Marketing Period (subject to, in each case, the satisfaction or waiver (by the Party entitled to grant such waiver) of all the conditions set forth in Sections 7.1, 7.2, and 7.3 for the First Closing as of the date determined pursuant to this proviso).
(b)Second Closing Date. The closing of the purchase and sale of the Purchased Holdings II Equity Interests (the “Second Closing”) shall take place remotely via the electronic exchange of documents and signatures on the second (2nd) Business Day following the date on which all the conditions to Second Closing in Sections 7.1, 7.4 and 7.5 are satisfied or waived (other than those to be satisfied at the Second Closing, but subject to their satisfaction or waiver at the Second Closing), or on such other date as may be mutually agreed upon in writing by the Parties (the time and date on which the Second Closing occurs is hereinafter referred to as the “Second Closing Date”). The Second Closing shall be deemed effective for all purposes as of the Measurement Time applicable to the Second Closing.

2.4Parent Deliverables.
(a)First Closing. At the First Closing, Parent shall deliver, or cause to be delivered, to Buyer the following:
(i)Purchased Holdings I Equity Interests. All certificate(s), if any, representing the Purchased Holdings I Equity Interests duly endorsed in blank or accompanied by instrument of assignment endorsed in blank, as applicable, in proper form for transfer.
(ii)Escrow Agreement. The Escrow Agreement, duly executed by Parent.
(iii)License Agreement. The License Agreement, duly executed by LHM Management.
(iv)Resignations. Written resignations, effective as of the First Closing Date, of each of the directors, manager, and officers, as applicable, of each of the First Closing Acquired Companies, except for those who Buyer shall have specified at least five (5) Business Days prior to the First Closing Date in writing.
(v)Officer Certificate. A certificate, dated as of the First Closing Date and signed by a duly authorized officer of Parent certifying (1) that attached thereto are true and complete copies of the authorizing resolutions of Parent with respect to the consummation of the Transactions contemplated by the First Closing and (2) as to the Organizational Documents of Parent.
(vi)Parent First Closing Certificate. The Parent First Closing Certificate, duly executed by Parent.
(vii)IRS Form W-9. A properly completed IRS Form W-9 duly executed by Parent.
(viii)Books and Records. Physical possession of all Books and Records of the First Closing Acquired Companies; provided that all such materials shall be deemed delivered to Buyer if they are present at the corporate office of any such Acquired Company on the First Closing Date.
(ix)Releases. Releases in the form attached hereto as Exhibit H, duly executed by each of the respective equityholders of the First Closing Acquired Companies.
(b)Second Closing. At the Second Closing, Parent shall deliver, or cause to be delivered, to Buyer the following:
(i)Purchased Holdings II Equity Interests. All certificate(s), if any, representing the Purchased Holdings II Equity Interests duly endorsed in blank or accompanied by instrument of assignment endorsed in blank, as applicable, in proper form for transfer.
(ii)Resignations. Written resignations, effective as of the Second Closing Date, of each of the directors, manager, and officers, as applicable, of each of the Second Closing Acquired Companies, except for those who Buyer shall have specified at least five (5) Business Days prior to the Second Closing Date in writing.
(iii)Officer Certificate. A certificate, dated as of the Second Closing Date and signed by a duly authorized officer of Parent certifying (1) that attached thereto are true and complete copies of the authorizing resolutions of Parent with respect to the consummation of the Transactions contemplated by the Second Closing and (2) as to the Organizational Documents of Parent.
(iv)Parent Second Closing Certificate. The Parent Second Closing Certificate, duly executed by Parent.
(v)IRS Form W-9. A properly completed IRS Form W-9 duly executed by Parent.
(vi)Books and Records. Physical possession of all Books and Records of the Second Closing Acquired Companies; provided that all such materials shall be deemed delivered to Buyer if they are present at the corporate office of any such Acquired Company on the Second Closing Date.
(vii)Releases. Releases in the form attached hereto as Exhibit H, duly executed by each of the respective equityholders of the Second Closing Acquired Companies.
2.5Buyer Deliverables.
(a)First Closing. At the Closing, Buyer shall deliver, or cause to be delivered, to Parent the following:
(i)Payment of the First Closing Payment to Parent. Payment by Buyer to Parent of the First Closing Payment as set forth on the Estimated Closing Statement delivered in connection with the First Closing by wire transfer in accordance with the wire instructions set forth in such Estimated Closing Statement.
(ii)Payment of the Adjustment Escrow Amount and the Indemnity Escrow Amount. Payment (on behalf of Parent) of the Adjustment Escrow Amount and the Indemnity Escrow Amount by wire transfer of immediately available funds to the Escrow Agent.
(iii)Delivery of Estimated Unpaid Transaction Expenses. Payment by Buyer (on behalf of the Seller Group and/or the First Closing Acquired Companies) of the Estimated Unpaid Transaction Expenses (other than the

Transaction Bonuses) by wire transfer of immediately available funds to the payees, in the amounts, and to the accounts set forth in the Estimated Closing Statement delivered in connection with the First Closing.
(iv)Delivery of Transaction Bonuses. Payment by Buyer (on behalf of the First Closing Acquired Companies) of the aggregate amount of the Transaction Bonuses, if any, to the applicable Acquired Company, and Buyer shall cause such Acquired Company to pay on the First Closing Date, or with the next payroll immediately following the First Closing Date, to each Transaction Bonus Recipient through such Acquired Company’s payroll system the amount of the Transaction Bonus designated on the Estimated Closing Statement delivered in connection with the First Closing for such Transaction Bonus Recipient net of any withholding required with respect to such Transaction Bonus. Following the First Closing Date, Buyer shall cause the applicable Acquired Company to timely and properly deposit any withholding or payroll Taxes described above with the appropriate Governmental Entity in accordance with the regular payroll practices of such Acquired Company. For all purposes under this Agreement, any Tax deduction available to any member of the Seller Group and/or the First Closing Acquired Companies in connection with the Transaction Bonuses shall be deducted in a Pre-Closing Tax Period and the portion of any Straddle Period ending on the end of the First Closing Date.
(v)Escrow Agreement. The Escrow Agreement, duly executed by Buyer and the Escrow Agent.
(vi)License Agreement. The License Agreement, duly executed by Buyer (or its designee).
(vii)Buyer’s First Closing Certificate. The Buyer’s First Closing Certificate, duly executed by Buyer.
(b)Second Closing. At the Second Closing, Buyer shall deliver, or cause to be delivered, to Parent the following:
(i)Payment of the Estimated Second Closing Purchase Price to Parent. Payment by Buyer to Parent of the Estimated Second Closing Purchase Price as set forth on the Estimated Closing Statement delivered in connection with the Second Closing by wire transfer in accordance with the wire instructions set forth in such Estimated Closing Statement.
(ii)Delivery of Estimated Unpaid Transaction Expenses. Payment by Buyer (on behalf of the Seller Group and/or the Second Closing Acquired Companies) of the Estimated Unpaid Transaction Expenses (other than the Transaction Bonuses) by wire transfer of immediately available funds to the payees, in the amounts, and to the accounts set forth in the Estimated Closing Statement delivered in connection with the Second Closing.
(iii)Buyer’s Second Closing Certificate. The Buyer’s Second Closing Certificate, duly executed by Buyer.

2.6Post-Closing Statement.
(a)As soon as practicable, but not later than the earlier to occur of (i) ninety (90) days following the Second Closing Date and (ii) August 1, 2022, if the Second Closing does not occur, Buyer shall prepare in good faith and deliver to Parent a statement in substantially the same form as each Estimated Closing Statement (the “Post-Closing Statement”) setting forth Buyer’s calculation of each of (a) (i) the aggregate combined Closing Net Working Capital for both Closings, (ii) the aggregate Closing Fixed Assets Value for both Closings, (iii) the aggregate Closing Indebtedness for both Closings, and (iv) the aggregate Unpaid Transaction Expenses for both Closings, in the case of clauses (i) through (iv), together with reasonably detailed supporting documents for the calculation thereof and (b) a calculation of the Final Purchase Price. The Post-Closing Statement shall become final and binding on the Parties pursuant to the terms of this Section 2.6.
(b)During the thirty (30) days immediately following Parent’s receipt of the Post-Closing Statement (the “Review Period”), Parent and its Representatives shall be given reasonable access to the Books and Records and the working papers of Buyer and Buyer’s and/or Acquired Companies’ accountants relating to the Post-Closing Statement. The Post-Closing Statement shall become final and binding upon the Parties unless Parent delivers to Buyer a written notice of disagreement (the “Dispute Notice”) prior to the expiration of the Review Period. The Dispute Notice shall (i) specify in reasonable detail the nature and amount of any dispute so asserted with respect to any item set forth in the Post-Closing Statement (each a “Disputed Item”), (ii) specify an alternative amount (to the extent reasonably determinable) for each Disputed Item, and (iii) include a proposed recalculation of each of the aggregate combined Closing Net Working Capital for both Closings, the aggregate Closing Fixed Assets Value for both Closings, the aggregate Closing Indebtedness for both Closings, and the aggregate Unpaid Transaction Expenses for both Closings, and the Final Purchase Price. Any items not disputed in the Dispute Notice shall be deemed to have been accepted by Parent.
(c)If a timely Dispute Notice is received by Buyer, then the Post-Closing Statement shall become final and binding upon the Parties on the earlier of (i) the date the Parties resolve in writing all Disputed Items specified in the Dispute Notice and (ii) the date all Disputed Items are finally resolved in writing by the Accountant pursuant to Section 2.6(d), and in each case, the Post-Closing Statement has been modified to fully reflect the resolution of all Disputed Items and all other mutual agreements of the Parties in respect of the Post-Closing Statement. During the thirty (30) days immediately following Buyer’s receipt of the Dispute Notice, the Parties shall consult in good faith to resolve in writing any Disputed Items specified in the Dispute Notice. During such consultation period, Buyer shall have reasonable access to the working papers and any other materials used by Parent (and its Representatives) in connection with the preparation of the Dispute Notice.
(d)At the end of such thirty (30)-day consultation period, if the Parties have not resolved all Disputed Items, the Parties, jointly, will engage the Accountant and thereafter will submit any remaining Disputed Items to the Accountant for final determination in accordance with the terms of this Section 2.6(d). The Accountant shall act as an expert (and not as an arbitrator) to resolve the Disputed Items. The Accountant’s final determination of the remaining Disputed Items shall be solely based on (i) the definitions and other applicable provisions of this Agreement, (ii) a single written presentation submitted by each Party (which the Accountant shall be instructed to distribute to the Parties upon receipt of both such presentations), (iii) a single written response of each Party to each such presentation so submitted (which the Accountant shall be instructed to distribute to the Parties upon receipt of such responses), and (iv) the information contained in the Post-Closing Statement (as originally delivered by Buyer and modified by any mutual agreements reached by the Parties prior to submission of remaining Disputed Items to the Accountant for resolution) and the Dispute Notice. Any Disputed Item not specifically disputed in the Dispute Notice shall be deemed final and binding on the Parties and shall not be modified by the Accountant. The Parties shall use their respective Commercially Reasonable Efforts to cause the Accountant to finally resolve all Disputed Items as soon as practicable, but in any event within thirty (30) days after the date the Disputed Items are first submitted to the Accountant. With respect to each Disputed Item, the Accountant may not assign a value to any Disputed Item greater than the greatest value claimed for such Disputed Item by either Party or lower than the lowest value claimed for such Disputed Item by either Party, in each case, as set forth in the Post-Closing Statement (originally delivered by Buyer pursuant to Section 2.6(a)) or the Dispute Notice, as applicable. Absent manifest error by the Accountant, the written determination of the Disputed Items by the Accountant shall be final and binding on the Parties. Following the Accountant’s final determination with respect to the Disputed Items, the Accountant will also prepare and deliver to the Parties a calculation and statement of the finally determined aggregate combined Closing Net Working Capital for both Closings, the aggregate Closing Fixed Assets Value for both Closings, the aggregate Closing Indebtedness for both Closings, and the aggregate Unpaid Transaction Expenses for both Closings, and the Final Purchase Price.
(e)The fees and expenses of the Accountant shall be initially paid by Buyer, but shall thereafter be allocated between Buyer, on one hand, and Parent, on the other hand, so that Parent’s share of such fees and expenses shall be equal to the product of (i) the aggregate amount of such fees and expenses, and (ii) a fraction, the numerator of which is the aggregate amounts of Disputed Items that are ultimately unsuccessfully disputed by Parent (as determined by the Accountant), if any, and the denominator of which is the aggregate amounts of Disputed Items submitted to the Accountant. The balance of such fees and expenses shall be borne by Buyer. The Parties will otherwise each bear their own costs and expenses incurred in connection with the preparation of the Post-Closing Statement, the negotiation of disputed matters (including the Disputed Items) and the modification to the Post-Closing Statement to reflect the mutual resolution of disputed matters (including the Disputed Items) in accordance with this Section 2.6.
(f)No later than five (5) days following final determination of the Post-Closing Statement and the components thereof:
(i)if the Estimated Purchase Price is greater than the Final Purchase Price, then (A) the Parties shall direct the Escrow Agent to pay Buyer from the Adjustment Escrow Amount an amount equal to the excess of the Estimated Purchase Price over the Final Purchase Price by wire transfer of immediately available funds to an account designated by Buyer in writing and (B) if the amount by which the Estimated Purchase Price is greater than the Final Purchase

Price is in excess of the Adjustment Escrow Amount, Parent shall pay, or caused to be paid, to Buyer an amount equal to such excess by wire transfer of immediately available funds to the account designated by Buyer in writing; or
(ii)if the Final Purchase Price is greater than the Estimated Purchase Price, then Buyer shall pay, or caused to be paid, to Parent an amount equal to the excess of the Final Purchase Price over the Estimated Purchase Price by wire transfer of immediately available funds to the account designated by Parent in writing; and
(iii)following any payments described in the Sections 2.6(f)(i) and 2.6(f)(ii), Parent and Buyer shall cause the Escrow Agent to pay to (1) Buyer the portion of the fees and expenses of the Accountant, including any retainer, if any, for which Parent is responsible pursuant to Section 2.6(e) and (2) Parent the remainder of the Adjustment Escrow Amount, in each case, by wire transfer of immediately available funds to the accounts designated by either Party, as the case may be.
(g)Notwithstanding anything to the contrary contained herein, subject to Section 8.2(a)(iii), the process and adjustments set forth in this Section 2.6 shall be the sole and exclusive remedy of the Parties with respect to items required hereunder to be included or reflected in the Post-Closing Statement and the calculation of the Final Purchase Price or the components thereof.
ARTICLE III
REPRESENTATIONS AND WARRANTIES AS TO THE ACQUIRED COMPANIES
Except as set forth in the Disclosure Schedules, Parent hereby represents or warrants to Buyer as follows:
3.1Organization.
(a)Each Acquired Company is duly incorporated or organized, as applicable, validly existing and in good standing under the Laws of the jurisdiction of such Acquired Company’s incorporation or organization. Each Acquired Company is licensed or qualified to conduct its applicable Business as it is presently being conducted and is in good standing in every jurisdiction where the property owned, leased or operated by it or the nature of such applicable Business conducted by it makes such qualification necessary, except where the failure to be so qualified would not reasonably be expected to have an Acquired Companies MAE. Each Acquired Company possesses all requisite power and authority that is necessary to own and operate its properties and to carry on its applicable Business as presently conducted.
(b)Schedule 3.1(b) sets forth (i) each jurisdiction in which each Acquired Company is qualified to do its applicable Business and (ii) the officers, directors, and managers, as applicable, of each Acquired Company. Except as set forth on Schedule 3.1(b), during the last two (2) years, no Acquired Company has operated under any other legal name or used any fictitious or trade name. Copies of each Acquired Company’s Organizational Documents have been made available to Buyer.

3.2No Conflict. Except as set forth on Schedule 3.2, the execution and delivery of this Agreement and the performance by Parent of its obligations hereunder and the consummation by it of the Transactions will not (a) conflict with or result in a violation or breach of any provision of the Organizational Documents of any Acquired Company, (b) conflict with or result in a violation or breach of any provision of any Law or Order applicable to any Acquired Company, assuming all filings required under the Antitrust Laws are made and any waiting periods thereunder have expired or been terminated, (c), except for a Manufacturer Consent with respect to each Manufacturer Contract, require the Consent or Permit of, or filing with or notification to, any Governmental Entity or any other Person, (d) require the Consent, notice or other action by any Person under, materially conflict with, result in a material violation or breach of, constitute a material default or an event that, with or without notice or lapse of time or both, would constitute a material default under, result in the acceleration of or create in any Person the right to accelerate, terminate, modify or cancel any Specified Contract to which any Acquired Company is a party or by which any Acquired Company is bound or to which any of such Acquired Company’s properties and assets are subject or any material Permit affecting the properties, assets or such Acquired Company’s Business, or (e) result in or require the creation or imposition of any Lien upon or with respect to any of the properties or assets of the Acquired Companies.
3.3Capitalization.
(a)Schedule 3.3(a) sets forth the authorized and issued and outstanding Equity Interests of each Acquired Company and the holders thereof as of the date hereof. As of the date hereof, the Equity Interests set forth on Schedule 3.3(a) constitute all of the issued and outstanding Equity Interests of each Acquired Company, are duly authorized, validly issued, and non-assessable, are free and clear of any Liens, preemptive or similar rights, and were issued in compliance with all applicable securities Laws. Except as set forth on Schedule 3.3(a), no Acquired Company has any outstanding (i) convertible or exchangeable securities or rights for or exercisable into any of its Equity Interests or containing any profit participation features, nor any rights or options to subscribe for or to purchase its Equity Interests or (ii) stock appreciation rights or phantom stock or similar plans or rights regarding any of its Equity Interests. Except as set forth on Schedule 3.3(a) or as otherwise contemplated in the Reorganizations, there are no (1) outstanding obligations of any Acquired Company (contingent or otherwise) to repurchase or otherwise acquire or retire any Equity Interests or any warrants, options or other rights to acquire its Equity Interests or (2) voting trusts, proxies or other agreements among any Acquired Company’s equity holders with respect to the voting or transfer of such Acquired Company’s Equity Interests.
(b)Following each Reorganization, no applicable Acquired Company will have any outstanding (i) convertible or exchangeable securities or rights for or exercisable into any of its Equity Interests or containing any profit participation features, nor any rights or options to subscribe for or to purchase its Equity Interests, (ii) stock appreciation rights or phantom stock or similar plans or rights regarding any of its Equity Interests, (iii) obligations (contingent or otherwise) to repurchase or otherwise acquire or retire any Equity Interests or any warrants, options or other rights to acquire its Equity Interests, or (iv) voting trusts, proxies or other agreements among any applicable Acquired Company’s equity holders with respect to the voting or transfer of such applicable Acquired Company’s Equity Interests.
3.4Investments.
(a)Except as set forth on Schedule 3.4(a), the Acquired Companies have not made an Investment in any other Person, none of the Business is conducted through any Person other than an Acquired Company, and no Insider owns or holds any Equity Interest in any other Person relating to the Business.
(b)Except (i) with respect to any Excluded New Car Entity, (ii) the Intellectual Property licensed pursuant to the License Agreement, or (iii) as otherwise set forth on Schedule 3.4(b), immediately following each Closing, no Insider shall (1) hold any rights in any tangible personal property or Business Intellectual Property or (2) have any operations, in each case, that contribute to or were used in the conduct of the Business as of the date hereof.
3.5Financial Statements.
(a)Set forth on Schedule 3.5(a) are the following (collectively, the “Annual Financial Statements”):
(i)the audited combined balance sheets for the New Car Entities, Collision Center Entities, Used Car Entities, and Landcar Management as of December 31, 2020, and December 31, 2019, and the related audited combined statements of income for the years then ended, together with the notes and other financial information included therewith; and
(ii)the unaudited balance sheets of Saxton as of December 31, 2020, and December 31, 2019, and the related unaudited statements of income for the years then ended, together with the notes and other financial information included therewith.
(b)Set forth on Schedule 3.5(b) are the following (collectively, the “Interim Financial Statements”, together with the Annual Financial Statements, the “Financial Statements”):
(i)the unaudited combined balance sheet for the New Car Entities, Collision Center Entities, Used Car Entities, and Landcar Management as of June 30, 2021 (“Balance Sheet Date”), and the related unaudited combined statement of income for the six (6)-month period then ended; and
(ii)the unaudited balance sheets of Saxton as of the Balance Sheet Date, and the related unaudited statement of income for the six (6)-month period then ended.
(c)Except as set forth on Schedule 3.5(c), the Financial Statements (i) fairly present in all material respects the financial position of the Acquired Companies as of the dates thereof and the operating results of the Acquired Companies for the periods then ended, and (ii) have been prepared in accordance with GAAP, applied on a consistent basis throughout the periods covered thereby, except, in the case of the Interim Financial Statements, for the absence of footnotes and supplementary information and subject to normal year-end adjustments.
3.6Absence of Undisclosed Liabilities. No Acquired Company has any Liabilities other than (a) Liabilities set forth on the face of the latest balance sheet of such Acquired Company as of the Balance Sheet Date; (b) Liabilities which have arisen after the Balance Sheet Date in the Ordinary Course (none of which is a Liability resulting from breach of Contract, breach of warranty, tort, infringement, misappropriation, lawsuit or violation of Law), (c) executory obligations under Contracts to which any Acquired Company is a party that do not relate to any breach or default of such Contract, (d) Liabilities arising during the applicable Interim Period that are incurred in connection with the Transactions or in furtherance of the obligations of the Seller Group pursuant to this Agreement and the Ancillary Documents, (e) Liabilities set forth on Schedule 3.6, or (f) Liabilities that would not reasonably be expected, individually or in the aggregate, to materially and adversely affect the Business. The representations and warranties with respect to the subject matter of each of Section 3.9 (Real Property), Section 3.11 (Intellectual Property), Section 3.12 (Data Protection Requirements), Section 3.13 (Proceedings), Section 3.15 (Benefit Plans), Section 3.16 (Labor Matters), Section 3.17 (Taxes), Section 3.18 (Insurance), Section 3.19 (Environmental), and Section 3.23 (Product Warranties) are the exclusive representations and warranties made with respect to the subject matters thereof, and no other representations or warranties in respect thereof are made in this Section 3.6.
3.7Absence of Certain Changes or Events. Except as set forth in Schedule 3.7, during the period commencing as of the date of the Balance Sheet Date until the date of this Agreement, (a) the Acquired Companies have conducted their respective Businesses in the Ordinary Course and the Acquired Companies have not proposed, taken or failed to take any action, or permitted to occur, any matter listed in Section 6.2(a) that would have required Buyer’s Consent if such proposal, action or failure to act, or occurrence, had occurred during the applicable Interim Period, and (b) there has not been any change, event or occurrence which has had an Acquired Companies MAE.
3.8Assets. Each Acquired Company owns good and valid title to, or a valid leasehold interest in or license to use, all of such Acquired Company’s tangible properties and assets that it purports to own, lease or license that are material to operation of the Business (including all of the properties and assets shown on the latest balance sheet of such Acquired Company as of the Balance Sheet Date), free and clear of all Liens, except for (i) tangible properties and assets disposed of in the Ordinary Course since the Balance Sheet Date, (ii) Permitted Liens and (iii) those Liens that will be released at the applicable Closing.
3.9Real Property.
(a)No Acquired Company owns, or will own on either Closing Dates, any fee interest in real property.
(b)Schedule 3.9(b) sets forth the street address of each parcel of Leased Real Property, and indicates the applicable Acquired Company that leases such Leased Real Property. Schedule 3.9(b) sets forth a list of all Contracts (collectively, the “Leases”), pursuant to which such Acquired Company has a leasehold, subleasehold or other right to use or occupy the Leased

Real Property. Except as set forth on Schedule 3.9(b), no Acquired Company subleases such Leased Real Property to a third party. No Acquired Company is a party to any Contract to purchase or otherwise acquire a fee or leasehold interest in any real property, except to the extent any such Contract to purchase Leased Real Property may be set forth in any of the Leases. A true and correct copy of each Lease has been made available to Buyer in the Data Room.
(c)Except as otherwise provided in the Real Estate Purchase Agreement or as set forth on Schedule 3.9(c), (i) the applicable Acquired Company has a legal, valid, binding, and enforceable leasehold or subleasehold interest in the applicable Leased Real Property, in each case free and clear of all Liens (except for Permitted Liens) except as the enforceability thereof may be limited by the Enforceability Exceptions; (ii) there is no uncured default under any Lease by the Acquired Company who is the tenant thereunder or, to Parent’s Knowledge, any other party thereto, nor has any Acquired Company received or delivered written notice of any claim of such default; (iii) no event has occurred that, with the passage of time or the giving of notice or both, would constitute a material default by the Acquired Company who is the tenant under any Lease or, to Parent’s Knowledge, any other party thereto; (iv) no security deposit or portion thereof deposited with respect to any Lease has been applied in respect of a breach or default by the Acquired Company who is the tenant thereunder which has not been redeposited in full; (v) the Acquired Company who is the tenant under any Lease does not owe, and will not owe as of the applicable Closing Date, any brokerage commissions or finder’s fees with respect to such Lease; (vi) except with respect a Leased Real Property leased or subleased by an Acquired Company from Miller Real Estate, the other party to any Lease is not an Affiliate of, and otherwise does not have any economic interest in, Parent or the Acquired Company who is the tenant thereunder; (vii) the Acquired Company who is the tenant under any Lease has not, and will not have as of the applicable Closing Date, subleased, licensed, or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof; and (viii) the Acquired Company who is the tenant under any Lease has not, and will not have as of the applicable Closing Date, collaterally assigned or granted any other security interest in such Lease or any interest therein.
(d)The Leased Real Property together with the real property to be acquired by Real Estate Buyer under the Real Estate Purchase Agreement comprises all of the real property used in or otherwise related to, the Business as currently conducted.
(e)None of the Leased Real Property is subject to a pending condemnation proceeding, and no Acquired Company has received written notice of any Threatened condemnation proceeding affecting any of the Leased Real Property.
3.10Specified Contracts.
(a)Excluding the Leases, Schedule 3.10(a) sets forth a complete and accurate list of all of the following Contracts to which any Acquired Company is a party or bound, in each case (such Contracts that are listed or required to be listed on Schedule 3.10(a), together with the IP Licenses, are herein referred to as the “Specified Contracts”):
(i)any Contract involving aggregate consideration in excess of $125,000 with respect to any Acquired Company individually or $1,000,000 with respect to the Acquired Companies in the aggregate, in each case, in any twelve

(12) month period and which, in each case, cannot be cancelled by the Acquired Company bound thereby without penalty or without more than ninety (90) days’ notice;
(ii)any Contract under which any Acquired Company is bound thereby to exclusively purchase all of such Acquired Company’s total requirements of any product or service from a third party;
(iii)any Contract involving aggregate consideration in excess of $125,000 with respect to any Acquired Company individually or $1,000,000 with respect to the Acquired Companies in the aggregate, in each case, in any twelve (12) month period and that require such Acquired Company or the Acquired Companies bound thereby to purchase any product or service from a third party;
(iv)any Contract (1) with any Business Employee or former employee of any Acquired Company related to such Person’s employment or severance (excluding any offer letter of employment entered into in the Ordinary Course) that contains an obligation to pay more than $150,000 per calendar year or (2) providing for the engagement of individual independent contractors providing services to the Business that contains an obligation to pay more than $150,000 per calendar year;
(v)any Contract under which any Acquired Company is (1) lessee of or holds or operates any tangible personal property (excluding vehicles), owned by any other Person, and the annual payments under such Contract excess of $100,000 or (2) lessor of or permits any Person to hold or operate any tangible personal property (excluding vehicles) owned or controlled by an Acquired Company;
(vi)any Contract pursuant to which any Acquired Company subcontracts work to a Person in connection with its applicable Business;
(vii)any Contract for the sale, transfer, purchase, acquisition or other disposition of any material assets or Equity Interests of a third party (other than an Insider) or for any right of first refusal or similar right or obligation to sell, transfer, purchase, acquire or otherwise dispose of any material assets or Equity Interest of a third party (other than an Insider), in each case, under which there are outstanding rights or obligations of any party thereto;
(viii)any Contract that involves the payment or receipt of any earn-out or similar contingent payment;
(ix)any Contract that is a guarantee of Indebtedness or is Floor Plan Financing;
(x)any Contract related to an Insider Transaction (as defined below);
(xi)any Contract with any lender or Manufacturer affiliated finance company with respect to vehicle floorplan financing;

(xii)any Manufacturer Contract;
(xiii)any Contract that includes a Manufacturer ROFR;
(xiv)any Management Agreement;
(xv)any Contract related to the provision of management services to any Person other than an Acquired Company;
(xvi)any Contract that (1) requires the Business or any Acquired Company to deal exclusively with the counterparty with respect to marketing, sales, franchising, or distribution or (2) prohibits or restricts any Acquired Company from competing in any jurisdiction or market;
(xvii)any Contract pursuant to which any Acquired Company agrees to indemnify any Person not an Insider (other than customary indemnification obligations set forth in commercial Contracts entered into in the Ordinary Course);
(xviii)any Contract that is a settlement, conciliation or similar Contract with any Governmental Entity or third party pursuant to which any Acquired Company will have any material outstanding obligation after the date of this Agreement;
(xix)any Contract for the settlement of any Proceeding in excess of $50,000 or Threatened Proceeding in excess of $75,000; or
(xx)any Contract that provides for any joint venture, partnership or similar arrangement.
(b)Each Specified Contract has been made available to Buyer. Each Specified Contract set forth on Schedule 3.10(a) is valid, binding, and enforceable against the applicable Acquired Company, and to Parent’s Knowledge, each other party thereto, in accordance with their respective terms except as the enforceability thereof may be limited by Enforceability Exceptions. Except as set forth on Schedule 3.10(b), no Acquired Company is in default or breach under, or in receipt of any written claim of default or breach under, any Specified Contract and, to Parent’s Knowledge, no other party thereto is in default or breach thereunder. No event has occurred that (with the passage of time or the giving of notice or both) would reasonably be expected to result in a default or breach by any Acquired Company, or to Parent’s Knowledge, any other party thereto, under any Specified Contract. No Acquired Company has received any written notice that any other party to a Specified Contract intends not to renew, or to breach, cancel, terminate, or renegotiate the existing terms of any Specified Contract that would adversely affect such Specified Contract.
3.11Intellectual Property.
(a)Schedule 3.11(a) sets forth a list of all (i) trademark and service mark registrations and pending registration applications, (ii) Internet domain name and social media account registrations and trade names, (iii) patents and pending patent applications, and (iv) copyright registrations and pending registration applications (collectively, “Listed IP”), in each case, which are owned or purported to be owned by or registered to any Acquired Company, including to the extent applicable, the date of registration or application and name of registration body where the registration or application was made, the registration or application number, title, and owner(s). All renewal, registration and maintenance filings and fees in respect of the Listed IP that are due (if applicable) have been made or paid to obtain, maintain, perfect, preserve and renew such Listed IP, as applicable. To Parent’s Knowledge, there are no facts, circumstances or information that would, or would reasonably be expected to, render any Listed IP invalid or unenforceable and there is no information, material, fact, or circumstance that would render any of the Listed IP invalid or unenforceable. None of the Listed IP is involved in any interference, reexamination, cancellation, or opposition proceeding, or any other currently pending or threatened Proceeding. As of the date hereof, the Acquired Companies exclusively own and possess all right, title and interest in and to all Listed IP and other material Intellectual Property owned or purported to be owned by the Acquired Companies (collectively, the “Owned Intellectual Property”), free and clear of all Liens (other than Permitted Liens), and the Acquired Companies have valid, enforceable, and sufficient rights to all other material Intellectual Property used in or necessary for the operation of the Business (collectively, and together with the Owned Intellectual Property, the “Business Intellectual Property”).
(b)Schedule 3.11(b) sets forth a list of all written license agreements with respect to any Business Intellectual Property to which any Acquired Company is a party (other than Commercial Software Licenses or the Management Agreements entered into in the Ordinary Course) (collectively, the “IP Licenses”), and pursuant to which (1) such Acquired Company is authorized or otherwise has the right to use, display, distribute, sell, resell, license or sublicense any of the Business Intellectual Property or (2) Acquired Company has authorized or has otherwise granted to a third party the right or license to use, display, distribute, sell, resell, license or sublicense any of the Owned Intellectual Property. All of the Business Intellectual Property that is not Owned Intellectual Property is duly and validly licensed to the Acquired Companies pursuant to an IP License listed in Schedule 3.11(b)(1) for use in the manner in which it is currently used by the relevant Acquired Company.
(c)Neither the Acquired Companies nor any the operation of the Business as was conducted or is currently conducted, have been or is currently, infringing, misappropriating or violating, the Intellectual Property of any third party. To Parent’s Knowledge, no third party is infringing, misappropriating or otherwise violating any Owned Intellectual Property, no Proceeding against a third party with respect to the alleged infringement, misappropriation or other violation of any Owned Intellectual Property is pending or is Threatened and no Acquired Company has made any written claim with respect to the alleged infringement, misappropriation or other violation of any Owned Intellectual Property against any Person in the last three (3) years. There is no Proceeding pending or, to Parent’s Knowledge, Threatened against any Acquired Company, and no Acquired Company has received any written claim or notice, challenging the ownership or the validity or effectiveness of any Owned Intellectual Property or alleging that the operation of the Business has infringed, misappropriated or violated the Intellectual Property of any third party.
3.12Data Protection Requirements.

(a)Each Acquired Company is in compliance in all material respects with all Data Protection Requirements to which the Business is subject with respect to the protection and security of Personal Data while such Personal Data was or is in the possession or under the control of such Acquired Company or its authorized Representatives. The execution, delivery and performance of this Agreement by an Acquired Company and the Transactions complies with, and will comply with Data Protection Requirements. Immediately following the applicable Closing Date, each Acquired Company will continue to be permitted to collect, store, Process, use and disclose Personal Data held by an Acquired Company on terms identical in all material respects to those in effect as of the date of this Agreement and to the same extent they would have been able to had the Transactions not occurred.
(b)Each Acquired Company has taken commercially reasonable measures to protect the confidentiality, integrity, availability, and security of its IT Assets and to comply with Data Protection Requirements and has, during the past three years, required the same of any vendors or other third parties that Process Personal Data on behalf of the Acquired Companies. The Acquired Companies maintain and test disaster recovery and business continuity plans, maintain contingency planning procedures and facilities, and make and store back-up copies of data, each of which are commercially reasonable and that allow for the continuance of operations in the event of any unplanned interruption in service or unavailability.
(c)No written notices have been received by, and no claim, charge or complaint has been made in writing against any Acquired Company alleging a violation of any Data Protection Requirements, and no Proceeding is pending or is Threatened against an Acquired Company relating to such Acquired Company’s collection, use or disclosure of Personal Data. Except as set forth on Schedule 3.12(c), there have not been any actual or written allegations of incidents of Data Security Breaches involving IT Assets or Personal Data while in the possession or under the control of an Acquired Company or, to Parent’s Knowledge, while in the possession or under the control of an authorized Representative of such Acquired Company. The Acquired Companies have no reason to reasonably suspect a Data Security Breach has occurred that would be material to the Acquired Companies and there is no current investigation of a potential Data Security Breach.
(d)Each Acquired Company has at all times made all necessary disclosures to, and obtained any necessary consents or authorizations from, users, customers, employees, contractors, Governmental Entities and other applicable Persons as required by Data Protection Requirements. Each Acquired Company has materially complied with all consents and authorizations obtained from any such users, customers, employees, contractors, Governmental Entities and other applicable Persons. Each of the Acquired Companies does not, and does not permit any third party to, Process, sell, rent or otherwise make available to any Person any Personal Data.
3.13Proceedings. Except as set forth on Schedule 3.13, during the three (3) year period ending on the date hereof, there have not been any, and as of the date hereof, there are no Proceedings (a) pending or Threatened against any Acquired Company, or (b) pending or Threatened by any Acquired Company against any Person. Except as set forth on Schedule 3.13, as of the date hereof, no Acquired Company is subject to any Order to which such Acquired Company is currently a named party or has any future obligations.
3.14Compliance with Laws; Specified Permits.
(a)Each Acquired Company has, during the past three (3) years, complied with, and is currently in compliance with, in all material respects, all Laws applicable to such Acquired Company. During the past three (3) years, no Acquired Company has received written notice from any Governmental Entity claiming a material violation of any applicable Laws by such Acquired Company, and there is not pending or Threatened any Proceeding concerning any Acquired Company’s compliance with any such Laws. The representations and warranties with respect to the subject matter of each of Section 3.9 (Real Property), Section 3.11 (Intellectual Property), Section 3.12 (Data Protection Requirements), Section 3.13 (Proceedings), Section 3.15 (Benefit Plans), Section 3.16 (Labor Matters), Section 3.17 (Taxes), Section 3.18 (Insurance), Section 3.19 (Environmental), and Section 3.23 (Product Warranties) are the exclusive representations and warranties made with respect to the subject matters thereof, and no other representations or warranties in respect thereof are made in this Section 3.14(a).
(b)Each Acquired Company holds, and following the Reorganizations, subject to Section 6.17 will hold, all Permits required for the operation of its respective Business (as presently conducted) (collectively, the “Specified Permits”), and Schedule 3.14(b) sets forth a list of all such Specified Permits. Each Acquired Company has, during the past three (3) years, complied with, and is currently in compliance with, in all material respects, the requirements of the Specified Permits. Each Specified Permit is in full force and effect as of the date hereof and, during the past three (3) years, no Acquired Company has received any written notice from any Governmental Entity to the contrary.
3.15Benefit Plans.
(a)Schedule 3.15(a)(i) sets forth a complete list of all material Benefit Plans, and Schedule 3.15(a)(ii) denotes each material Benefit Plan that is sponsored or maintained by any Acquired Company (each such Benefit Plan, an “Acquired Company Plan”).
(b)Parent has made available to Buyer correct and complete copies of (i) each current plan document for each Benefit Plan, (ii) the most recent determination letter, ruling or notice issued by any Governmental Entity with respect to each Benefit Plan, if any, (iii) the Form 5500 Annual Reports (or evidence of any applicable exemption) for the three most recent plan years (to the extent such forms are required for any Benefit Plan), (iv) the most recent summary plan description (and any summaries of material modifications thereto) relating to any Benefit Plan, (v) all current and prior trust agreements, insurance contracts, and other documents relating to the funding or payment of benefits under any Benefit Plan, and (vi) any other documents, forms or other instruments relating to any Benefit Plan reasonably requested by Buyer. A written description of the material terms of any unwritten Benefit Plan has been made available to Buyer.
(c)Each Benefit Plan has been maintained, operated, funded and administered in material compliance with its terms and any related documents or agreements and all applicable

Laws (including, to the extent applicable, the applicable requirements of ERISA and the Code). There have been no prohibited transactions or breaches of any of the duties imposed on “fiduciaries” (within the meaning of Section 3(21) of ERISA) by ERISA with respect to the Benefit Plans that would result in any liability or excise tax under ERISA or the Code being imposed on any Acquired Company. No event has occurred, and no conditions or circumstance exists, that would reasonably be expected to subject any Acquired Company or any Benefit Plan, to penalties or excise taxes under sections 4980D or 4980H of the Code.
(d)Each Benefit Plan intended to be qualified under Section 401(a) of the Code is so qualified and has been determined by the IRS to be so qualified, and each trust created thereunder has been determined by the IRS to be exempt from tax under the provisions of Section 501(a) of the Code, and nothing has occurred since the date of any such determination that would reasonably be expected to give the IRS grounds to revoke such determination.
(e)Except as set forth in Schedule 3.15(e), neither any Acquired Company nor any member of the Controlled Group currently has, and at no time in the past has had, an obligation to contribute to a “defined benefit plan” as defined in Section 3(35) of ERISA, a pension plan subject to the funding standards of Section 302 of ERISA or Section 412 of the Code, a “multiemployer plan” as defined in Section 3(37) of ERISA or Section 414(f) of the Code or a “multiple employer plan” within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code.
(f)With respect to each group health plan benefiting any current or former employee of an Acquired Company or any member of the Controlled Group that is subject to Section 4980B of the Code, each Acquired Company and each member of the Controlled Group has complied in all material respects with the continuation coverage requirements of Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA.
(g)No Benefit Plan is or at any time was funded through a “welfare benefit fund” as defined in Section 419(e) of the Code, and no benefits under any Benefit Plan are or at any time have been provided through a voluntary employees’ beneficiary association (within the meaning of subsection 501(c)(9) of the Code) or a supplemental unemployment benefit plan (within the meaning of Section 501(c)(17) of the Code).
(h)There is no pending or Threatened assessment, complaint, proceeding, or investigation of any kind in any court or government agency with respect to any Benefit Plan (other than routine claims for benefits), nor, to Parent’s Knowledge, is there any basis for one.
(i)With respect to any insurance policy providing funding for benefits under any Benefit Plan, (i) there is no liability of any Acquired Company in the nature of a retroactive rate adjustment, loss sharing arrangement, or other actual or contingent liability, nor would there be any such liability if such insurance policy was terminated on the date hereof, and (ii) no insurance company issuing any such policy is in receivership, conservatorship, liquidation or similar proceeding and, to the Parent’s Knowledge, no such proceedings with respect to any such insurer are imminent.

(j)Except as set forth in Schedule 3.15(j), no Benefit Plan provides benefits, including, death or medical benefits, beyond termination of service or retirement other than (i) coverage mandated by law or (ii) death or retirement benefits under any Benefit Plan that is intended to be qualified under Section 401(a) of the Code.
(k)Except as set forth in Schedule 3.15(k), neither the execution, delivery, or performance of this Agreement nor the consummation of the Transactions will (i) constitute a stated triggering event under any Benefit Plan that will result in any payment (whether of severance pay or otherwise) becoming due from an Acquired Company to any current or former officer, employee, director or consultant (or dependents of such Persons), or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any current or former officer, employee, director or consultant (or dependents of such Persons) of an Acquired Company.
(l)No Acquired Company has agreed or committed to institute any plan, program, arrangement or agreement for the benefit of employees or former employees of an Acquired Company other than the Benefit Plans, or to make any amendments to any of the Benefit Plans.
(m)Each Acquired Company has reserved all rights necessary to amend or terminate each of the Acquired Company Plans without the consent of any other Person.
(n)No Benefit Plan provides benefits to any individual who is not a current or former employee of an Acquired Company, or the dependents or other beneficiaries of any such current or former employee.
(o)No amount that could be received (whether in cash or property or the vesting of property) as a result of any of the Transactions by any employee, officer or director of any Acquired Company or any of its Affiliates who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or Benefit Plan currently in effect would be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code).
(p)All (i) contributions and premium payments that are required to be paid with respect to, (ii) benefits, expenses, and other amounts due and payable under, and (iii) transfers or payments required to be made to, any Benefit Plan have been made within the time periods prescribed by ERISA, the Code or by Contract (including any valid extensions), and all such amounts for any period ending on or before the applicable Closing Date that are not yet due have been made to each Benefit Plan or shall be accrued on the applicable Estimated Closing Statement.
(q)There has not been a plan termination, failure to make timely contributions, withdrawal from a multiemployer plan, or any other event that would result in liability under Title IV of ERISA for any Acquired Company.
3.16Labor Matters.
(a)Parent has made available to Buyer a list of all Business Employees as of two (2) Business Days prior to the date hereof, including for each Business Employee, the (i)

name of such Person, (ii) job title, (iii) date of hire, (iv) annual salary or hourly rate (as applicable), (v) exempt or non-exempt status, (vi) incentive or bonus compensation (as applicable), (vii) active or inactive status, (viii) work location (including city and state), (ix) part-time or full-time status, (x) visa status, and (xi) employing entity.
(b)(i) no Acquired Company is a party to, or bound by, any collective bargaining agreement or other Contract with any labor union or labor organization (each a “CBA”), in each case, with respect to any current or former employees of the Business; (ii) there are no CBAs or any other labor-related agreements or arrangements that pertain to any Business Employee or the Acquired Companies; and (iii) no Business Employee is represented by any labor union or other labor organization with respect to such Business Employee’s employment with any Acquired Company. Except as set forth in Schedule 3.16(a), there is no, and during the three (3) year period ending on the date hereof there has been no, pending, or to Parent’s Knowledge, Threatened, strike, walkout, slowdown, material unfair labor practice charge, material grievance, material labor-related arbitration, work stoppage, material labor dispute, law enforcement cases with respect to any employment or labor-related agreements, or union organizing effort (x) against or affecting the Acquired Companies or (y) by or respecting any current or former employees of the Business.
(c)The Acquired Companies have satisfied, or will satisfy by the applicable Closing Date, in a timely manner and in compliance in all material respects with all applicable Laws, any legal or contractual requirement to provide notice to, or to enter into any consultation, procedure with, any labor union, labor organization or works council, which is representing any Business Employee, in connection with the execution of this Agreement or the consummation of the Transactions.
(d)Except as set forth in Schedule 3.16(d), the Acquired Companies are, and during the three (3) year period ending on the date hereof have been in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, including all laws respecting terms and conditions of employment, health and safety, wages and hours, exempt or non-exempt employee classification, independent contractor classification, meal and rest breaks, timekeeping, immigration, harassment, discrimination and retaliation, disability rights, COVID-19, equal opportunity, plant closures and layoffs (including the Workers Adjustment and Retraining Notification Act of 1988 and any similar state or local laws , workers’ compensation, labor relations, employee leave issues, affirmative action and affirmative action plan requirements, social security, and unemployment insurance.
(e)No material employee layoff, reduction-in-force, furlough, temporary layoff, material work schedule change or reduction in hours, or reduction in salary or wages, or other material workforce changes affecting any current or former employees of the Business has occurred within the six (6) months prior to the date hereof, or is contemplated, planned or announced, including as a result of COVID-19 or any Law, Order, directive, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19. The Business has not otherwise experienced any material employment-related Liability with respect to Public Safety Measures; and (ii) to Parent’s Knowledge, no material group of Business Employees is unable to perform their job duties as a result of COVID-19 or any Public Safety Measures.

(f)Except as otherwise set forth on Schedule 3.13, no Acquired Company (i) is party to a settlement agreement with a current or former employee entered into in the past three (3) years that involves allegations relating to sexual harassment by either an officer or employee of an Acquired Company, or (ii) has received any allegations of sexual harassment against any officer or employee of an Acquired Company.
(g)The Acquired Companies are in compliance in all material respects with the requirements of all applicable Laws with respect to legal authorization to work or perform services, including the requirements of the Immigration Reform Control Act of 1986 and all applicable Laws regarding policies with respect to collecting, verifying and retaining complete and accurate copies of U.S. Citizenship and Immigration Services Form I-9, or other applicable documents for each of their current and former employees, and have not in the last three (3) years received any “No Match” letters with respect to any current or former employees of the Business.
3.17Tax Matters. Except as set forth on Schedule 3.17:
(a)Each Acquired Company has timely filed (or has had filed on its behalf) all Income Tax Returns and other material Tax Returns required by applicable Law to be filed by such Acquired Company (taking into account all applicable extensions of time to file); and all material Taxes payable by such Acquired Company with respect to such Tax returns or otherwise (whether or not shown on such Tax Returns) have been paid;
(b)Each Acquired Company has withheld all Taxes and other amounts from payments to employees, agents, contractors, and nonresidents required by applicable Law to be withheld by such Acquired Company prior to the date hereof and remitted such amounts required to be remitted prior to the date hereof to the appropriate Governmental Entity;
(c)As of the date hereof, no Proceedings related to any Tax Return of any Acquired Company is pending or Threatened;
(d)No Acquired Company has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency;
(e)During the last six (6) years, no Acquired Company has received a written claim to pay Taxes or file Tax Returns from a Governmental Entity in a jurisdiction where such Acquired Company has not filed Tax Returns that has not been resolved;
(f)There are no Liens for Taxes on any assets of the Acquired Companies, other than Permitted Liens;
(g)No Acquired Company has any liability for Tax liabilities of any other Person, and is not bound by any Tax allocation, Tax sharing, Tax indemnity or similar agreement with respect to Taxes;
(h)No Acquired Company has been a party to any “listed transaction” or “reportable transaction” as defined in Code Section 6707A(c)(2) or Treas. Reg. Section 1.6011-4(b)(2);

(i)All sales and use taxes required to have been paid, or collected and remitted, by each Acquired Company have been so paid or collected and remitted;
(j)No Acquired Company will be required to include any item of income in, or exclude any item of deduction from, taxable income for any Post-Closing Tax Period as a result of any: (i) change in method of accounting for a Pre-Closing Tax Period, (ii) “closing agreement” as described in Code Section 7121 (or any corresponding provision of state, local or foreign Law) executed on or prior to the applicable Closing Date, (iii) installment sale or open transaction disposition made on or prior to the applicable Closing Date, (iv) prepaid amount received on or prior to the applicable Closing Date, or (v) any election under Section 965 of the Code;
(k)No Acquired Company has any liability for any Tax under Section 1374 of the Code and will not be subject to Tax under Section 1374 of the Code in connection with the Transactions or the Reorganizations;
(l)All transactions between any Acquired Company and any of its Affiliates have been carried out on arm’s-length terms and conditions, and each Acquired Company and each of its Affiliates have substantially complied with all applicable documentation requirements under all applicable Tax laws or administrative rules or regulations related to such transactions;
(m)Each Reorganization will be executed in a manner consistent with the provisions reflected in the applicable Reorganization Step Plan. As a result of, and immediately after the applicable Reorganization and immediately prior to the purchase by Buyer of the Purchased Holding I Equity Interests and the Purchased Holdings II Equity Interests, each Acquired Company will be disregarded as an entity separate from its owner for U.S. federal income tax purposes; and
(n)Schedule 3.17(n) sets forth the tax classification of each Acquired Company (i) immediately prior to the applicable Closing and (ii) from such Acquired Company’s formation until immediately prior to the applicable Reorganization. Parent will be treated as a partnership for U.S. federal income tax purposes at the time of each Closing.
3.18Insurance. All material insurance policies to which any Acquired Company is a party as a named insured, or otherwise the beneficiary of coverage as of the date hereof, have been made available to Buyer. Such insurance policies are in full force and effect, will be renewed in the Ordinary Course and shall remain in full force and effect following the completion of the Transactions. With respect to each such insurance policy, (a) such policies provide insurance coverage adequate to comply with all applicable Laws and the relevant requirements of any Specified Contract, except where the failure to comply would not have an Acquired Companies MAE, and (b) no written notice of cancellation has been received by any Acquired Company with respect to any such policy. There is no claim pending or Threatened, that would reasonably be expected to adversely affect the coverage limits under or otherwise adversely affect any such policy. No Acquired Company is in material default with respect to its obligations under any insurance policy maintained by such Acquired Company or on behalf of such Acquired Company as of the date hereof, and no Acquired Company has ever been denied insurance coverage during the two (2) year period ending on the date hereof. There are currently no pending claims under any insurance policies as to which the respective insurer has denied, questioned or disputed coverage or reserved rights.
3.19Environmental.
(a)Except as disclosed on Schedule 3.19(a), each Acquired Company is and has been for the past five (5) years, in compliance in all material respects with all Environmental Laws and has not, and no Acquired Company has, received from any Person or been subject to any (i) Environmental Notice or Environmental Claim or (ii) written request for information pursuant to Environmental Law, which, in each case, either remains pending or unresolved, or is the source of ongoing obligations or requirements as of the date hereof.
(b)Each Acquired Company has obtained and is and has been for the past five (5) years in compliance in all material respects with all Environmental Permits necessary for the ownership, lease, operation or use of the Business or assets of such Acquired Company, and all such Environmental Permits are in full force and effect as of the date hereof and will be maintained in full force and effect by such Acquired Company through the applicable Closing Date in accordance with Environmental Law. To Parent’s Knowledge, there is no condition, event or circumstance that might prevent or impede, after the applicable Closing Date, the ownership, lease, operation or use of the Business or assets of such Acquired Company as currently carried out under Environmental Law. With respect to all Environmental Permits required for operation of the Business as currently conducted, such Acquired Company has or will undertake prior to the applicable Closing Date, all commercially reasonable measures necessary to ensure that such Environmental Permits continue in effect, and to Parent’s Knowledge, there is no condition, event or circumstance that might prevent or impede the continued effectiveness of such Environmental Permits prior to applicable Closing. No Acquired Company has received any Environmental Notice regarding any adverse change in the status or terms and conditions of such Acquired Company’s Environmental Permits that remains pending or unresolved.
(c)Except as disclosed on Schedule 3.19(c), (i) there has been no Release nor threat of Release of Hazardous Materials with respect to the Business or assets of any Acquired Company or any Leased Real Property or any real property formerly owned, leased or operated by an Acquired Company, and (ii) no Acquired Company has received an Environmental Notice that any Leased Real Property or formerly owned, operated, or leased real property has been contaminated with any Hazardous Material which, in each case of (c)(i) or (c)(2), would reasonably be expected to result in an Environmental Claim against, or a material violation of Environmental Law or a term of any Environmental Permit by, such Acquired Company.
(d)No Acquired Company has arranged for the treatment, storage, or disposal of Hazardous Materials at a third-party location or site, except as such would not reasonably be expected to result in any Environmental Claims that would, individually or in the aggregate, be material to any Acquired Company.
(e)No Acquired Company is a party to any Contract pursuant to which it is obligated to indemnify any other Person with respect to, or be responsible for any Liability of another Person pursuant to or arising under, Environmental Law.

(f)The Parent or Acquired Companies have delivered or caused to be delivered or made available to Buyer copies of all material documents, records and information in the possession or reasonable control of the Parent or any Acquired Company concerning any noncompliance with or actual or potential Liability under Environmental Law on the part of any Acquired Company, including previously conducted environmental site assessments and documents regarding any Release of Hazardous Materials at, upon, from or to any Leased Real Property or any property formerly owned, leased or operated by an Acquired Company.
3.20Material Suppliers and Customers of Dealership Businesses.
(a)Schedule 3.20(a) sets forth (i) each supplier to whom the Dealership Business, on a combined basis, has paid aggregate consideration for goods or services rendered in an amount greater than or equal to $1,000,000 for each of the two (2) most recent fiscal years (collectively, the “Material Supplier”); and (ii) the amount of purchases from each Material Supplier during such periods. To Parent’s Knowledge, no Acquired Company has received any written notice, that any of its Material Suppliers has ceased, or intends to cease, to supply goods or services to the Dealership Business or to otherwise terminate or materially reduce such Material Supplier’s relationship with the Dealership Business. For purposes of this Section 3.20(a), the term “supplier” shall not include any Manufacturer or wholesale auction from which any Acquired Company purchases any New Cars, Used Cars, Parts and Accessories and/or services in the Ordinary Course.
(b)Schedule 3.20(b) sets forth (i) each customer to whom the Dealership Business, on a combined basis, has paid aggregate consideration for goods or services rendered in an amount greater than or equal to $1,000,000 for each of the two (2) most recent fiscal years (collectively, the “Material Customer”); and (ii) the amount of purchases from each Material Customer during such periods. Material Customer shall not include any customer which purchases New Cars, Used Cars, Parts and Accessories or repair services in the Ordinary Course, without a specifically negotiated Contract (i.e. fleet customer, even if aggregate consideration is an amount greater than or equal to $1,000,000). To Parent’s Knowledge, no Acquired Company has received any written notice, that any of its Material Customers has ceased, or intends to cease, to acquire goods or services from the Dealership Business or to otherwise terminate or materially reduce such Material Customer’s relationship with the Dealership Business.
3.21Manufacturers.
(a)During the past two (2) year period prior to the date hereof, except as set forth on Schedule 3.21(a), no Manufacturer has: (i) notified in writing any New Car Entity of any material deficiency in such New Car Entity’s operation of its Dealership Business (including brand imaging, facility conditions, sales efficiency, customer satisfaction, warranty work and reimbursement, or sales incentives), except in the Ordinary Course; (ii) otherwise advised such New Car Entity of a present or future need for material facility improvements or upgrades in connection with such New Car Entity’s Dealership Business (including the premises upon which such Dealership Business operates); (iii) notified such New Car Entity in writing of the awarding or possible awarding of a Manufacturer franchise to any Person within the number of miles required by the state jurisdiction wherein the New Car Entity operates, as determined by that states’ statutory “open point” or relocation mileage requirements, of such New Car Entity’s current operation of its Dealership Business; or (iv) conducted any audit of such New Car

Entity’s sales practices and documentation or service practices and warranty claim documentation, in each case, except in the Ordinary Course or pursuant to the terms and conditions of such New Car Entity’s Manufacturer Contract. Except as set forth on Schedule 3.21(a), no New Car Entity has been subject to a chargeback, or a Threatened chargeback, of monies previously paid to such New Car Entity, by the Manufacturer, with respect to its vehicle sales and/or warranty claims in an aggregate amount exceeding $200,000 in the twelve (12) month period preceding the date hereof.
(b)Other than Manufacturer Contracts that have expired pursuant to their express terms or that were terminated in connection with the sale of a Dealership Business to a third party, during the past one (1) year, no Manufacturer has terminated its relationship with any New Car Entity or materially reduced its pricing with such New Car Entity and no Manufacturer has notified such New Car Entity in writing that such Manufacturer intends to terminate or materially reduce its pricing with such New Car Entity. During the past one (1) year, no New Car Entity has (i) received any written notice or other communication from any Manufacturer that such Manufacturer will not continue as a supplier of such New Car Entity after the applicable Closing or that such Manufacturer intends to terminate or materially modify its existing Manufacturer Contracts with such New Car Entity or (ii) received any written complaint from any Manufacturer regarding the products or services of such New Car Entity, except in the Ordinary Course.
(c)Buyer has been provided true and complete copies of any material documentation, including letters, notices and correspondence (excluding emails automatically generated or otherwise), market studies, analyses, reports or proposals (which are in written or electronic form), if any, within Parent or any Acquired Company’s possession that, to Parent’s Knowledge, relates to any strategic plans of any of the Manufacturers relating to or affecting such Manufacturer’s market representation in the County where each Dealership Business operates or the surrounding area, including by way of example and not limitation, matters relating to the award of a new franchise for a dealership (or relocation of an existing dealership) that would reasonably be expected to materially negatively impact any Dealership Business.
3.22Rights of First Refusal. Except as provided under this Agreement and pursuant to the Manufacturer Contracts set forth on Schedule 3.10(a)(xii), no Person has any right to acquire all or any material portion of the Dealership Business of any New Car Entity or any dealership rights or franchise rights or privileges of such New Car Entity.
3.23Product Warranties. Except as set forth on Schedule 3.23 or except with respect to implied warranties, no Acquired Company has given to any Person any product or service guaranty or warranty, right of return or other indemnity relating to the products manufactured, sold, leased, licensed or delivered, or services performed, by such Acquired Company. Except as set forth on Schedule 3.23, no Acquired Company has participated in, nor does any Acquired Company currently participate in or sponsor, any customer marketing plans, which are dealer obligor products or services, such as “tires for life,” “batteries for life,” “lifetime oil changes,” “lifetime warranty”, customer coupon, discount, rewards, or incentive programs, or similar programs. Notwithstanding the foregoing, to the extent an Acquired Company has participated in or sponsored or is currently participating in or sponsoring any such customer marketing plans, Parent has made available a true, complete and accurate list of all of the material terms, conditions and other provisions making up and constituting such customer marketing plans on Schedule 3.23, which contains all the material terms, conditions and other provisions that are provided to the customers who are eligible for any of such customer marketing plans, and no amendments, modifications or other changes have been made to such customer marketing plans since their inception.
3.24Insider Transactions. Except as set forth on Schedule 3.24, no Insider is (a) a party to any Contract with any Acquired Company, (b) an owner of a direct interest in any asset used or held for use by any Acquired Company, or (c) providing or has provided, services with respect to the operation of the Business (except, in the case such Insider is an officer, director, manager, or Business Employee of any Acquired Company providing services in the Ordinary Course) (collectively, the “Insider Transactions”).
3.25Bank Accounts. Schedule 3.25 sets forth (a) all bank accounts, safety deposit boxes, or lock boxes maintained by any Acquired Company, (b) the name of the institution where such bank account, safety deposit box, or lock box is maintained, (c) the account number(s) related thereto, and (d) a list of the authorized signatories.
3.26No Insurance Business. Except as set forth on Schedule 3.26, no Acquired Company conducts insurance operations or service contract business that requires a license from a Governmental Entity.
3.27Banker Fees. Except for the fees and expenses of the Banker (all of which shall be Transaction Expenses), neither Seller Group, any Acquired Company or any of their respective Affiliates has any Liability to pay any brokerage commissions, finders’ fees or similar compensation, or reimbursement of any expenses, including in connection with the Transactions, based on any Contract made by any such Person prior to the applicable Closing Date.
3.28COVID-19 Relief. Except as set forth on Schedule 3.28, as of the date hereof, no Acquired Company has applied for or received loans, deferred Taxes (including, but not limited to, payroll Taxes), claimed any Tax credits (including, but not limited to, payroll retention tax credits), or availed itself to any Tax benefits pursuant to the CARES Act and COVID Relief Programs and, in any case, none of the foregoing actions are reasonably anticipated during the applicable Interim Period.
3.29No Other Representations or Warranties. Except for the representations and warranties contained in this ARTICLE III (in each case, as qualified by the Disclosure Schedules) and ARTICLE IV, and any certificate delivered by Parent at the applicable Closing pursuant to this Agreement, none of the Seller Group, Landcar Management, or any Acquired Company nor any other Person acting on behalf of the Seller Group, Landcar Management, or any Acquired Company have made, makes, or shall be deemed to have made any other express or implied representation or warranty, either written or oral, with respect to the Seller Group, Landcar Management, any Acquired Company, the Business or the Transactions, including any representation or warranty as to the accuracy or completeness of any information regarding the Business, any assets thereof, or the Seller Group, Landcar Management, or the Acquired Companies furnished or made available to Buyer, its Affiliates, and each of their respective Representatives by the Banker, the Seller Group, Landcar Management, the Acquired Companies, or any other Person, or any of their respective Representatives, including any information contained in any confidential information presentation (or similar document), any information, documents, or other materials made available in the Data Room, management presentations, or in any other form in expectation of the Transactions, or as to the future revenue, profitability or success of the Business or the Acquired Companies, or any representation or warranty arising from statute or otherwise in Law.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND LANDCAR MANAGEMENT
Each of Parent and Landcar Management hereby represents and warrants to Buyer as follows.
4.1Authorization; Capacity. Each of Parent and Landcar Management has the requisite authority to execute and deliver this Agreement and any Ancillary Document to which such Person is a party, to perform such Person’s obligations hereunder and thereunder, and to consummate the Transactions. Assuming that this Agreement and any Ancillary Document to which each of Parent and Landcar Management, as applicable, is a party have been executed with the requisite authority and delivered by each other party hereto and thereto, this Agreement and any Ancillary Document to which each of Parent and Landcar Management, as applicable, is a party, when executed and delivered by such Person in accordance with the terms hereof and thereof, shall constitute valid and binding obligations of such Person, enforceable in accordance with their terms, except as the enforceability may be limited by the Enforceability Exceptions.
4.2Organization. Parent is duly organized, validly existing and in good standing under the Laws of the State of Delaware. Landcar Management is duly organized, validly existing and in good standing under the Laws of the State of Utah.
4.3No Conflict. The execution and delivery of this Agreement and the performance by each of Parent and Landcar Management of its obligations hereunder will not (a) contravene any provision of the Organizational Documents of Parent or Landcar Management or (b) conflict with or result in a violation or breach of any provision of any Law or Order applicable to Parent or Landcar Management.
4.4Title to Purchased Equity Interests. Following the First Reorganization, Parent will be the record holder the Purchased Holdings I Equity Interests, free and clear of all Liens, and at the First Closing, Parent will sell, transfer and convey to Buyer good title to the Purchased Holdings I Equity Interests, free and clear of all Liens. Following the Second Reorganization, Parent will be the record holder the Purchased Holdings II Equity Interests, free and clear of all Liens, and at the Second Closing, Parent will sell, transfer and convey to Buyer good title to the Purchased Holdings II Equity Interests, free and clear of all Liens.
4.5Proceedings. As to each of Parent and Landcar Management, there is no Proceeding pending or Threatened, against such Person which would restrict or limit the ability of such Person to perform its obligations under this Agreement or any Ancillary Document to which such Person is a party, as applicable, or which seeks to prevent the consummation of the Transactions.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF BUYER
Buyer hereby represents and warrants to Parent as follows:
5.1Organization. Buyer is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization, with the requisite power and authority to own, operate or lease the properties that it purports to own, operate or lease and to carry on its business as now being conducted.
5.2Authority. Buyer has the requisite authority to execute and deliver this Agreement and any Ancillary Document to which Buyer is a party, to perform its obligations hereunder and thereunder, and to consummate the Transactions. Assuming that this Agreement and any Ancillary Document to which such Buyer is a party have been executed with the requisite authority and delivered by each other party hereto and thereto, this Agreement and any Ancillary Document to which Buyer is a party, when executed and delivered by Buyer in accordance with the terms hereof and thereof, shall constitute valid and binding obligations of Buyer, enforceable in accordance with their terms, except as the enforceability may be limited by the Enforceability Exceptions.
5.3No Conflict. Assuming all filings required under the Antitrust Laws are made and any waiting periods thereunder have expired or been terminated, the execution, delivery, and performance of this Agreement and the consummation of the Transactions do not and will not (a) conflict with or result in a breach of the terms, conditions or provisions of, (b) constitute a default under (whether with or without the passage of time, the giving of notice or both), (c) result in the creation of any Lien upon any of the assets of Buyer pursuant to, (d) give any Person the right to modify, terminate, or accelerate any obligation under, (e) result in a violation of, or (f) require any Consent, Permit, or other action by or notice or declaration to, or filing with, any Person pursuant to, in each case, any of the following: (i) the Organizational Documents of Buyer, (ii) any Law to which Buyer or any of its assets is subject or by which Buyer or any of its assets is bound, or (iii) any Contract to which Buyer is party to or by which Buyer or any of its assets is bound.
5.4Financing.
(a)Attached hereto as Exhibit F are true, correct and complete copies (including a true, correct and complete copy of all “market flex” terms and conditions) of the executed Debt Commitment Letter and any related fee letters (redacted only as to economic terms and other commercially sensitive numbers and terms specific in any such fee letter), dated as of the date hereof, together with all exhibits and schedules and all amendments, supplements and modifications thereto (collectively, the “Financing Commitments”), pursuant to which the lenders party thereto have agreed, subject to the terms and conditions set forth therein, to provide financing for the Transactions, the Total Care Transactions, and the Real Estate Transactions, including any credit facilities and public or private offerings of debt and equity, and for such other related purposes as may be specifically set forth therein (any such combination of transactions, the “Financing”). Assuming the conditions set forth in Sections 7.1 are satisfied, the proceeds of the Financing, when funded in accordance with the Financing Commitments, together with any cash on hand of Buyer and other available funds, are sufficient to provide Buyer with funds sufficient to pay the Required Amount when due.
(b)No Financing Commitment has been amended or modified and no such amendment or modification is contemplated except as expressly set forth herein, and the respective commitments contained in the Financing Commitments have not been withdrawn or rescinded in any respect. Buyer has fully paid or caused to be fully paid any and all commitment fees or other fees in connection with the Financing Commitments that are payable by it on or prior to the date hereof. The Financing Commitments have been duly executed by Buyer and, to the actual knowledge of Buyer, each other party thereto, and the Financing Commitments are in full force and effect and are the valid, binding and enforceable obligations of Buyer and, to the actual knowledge of Buyer, each other party thereto, to provide the Financing subject only to the satisfaction or waiver of the conditions specified in the Financing Commitments.
(c)Assuming compliance by Parent with its obligations pursuant to Section 6.4(d), (i) Buyer has no reason to believe that it shall be unable to satisfy on a timely basis all terms of or conditions to the funding of the Financing at the First Closing contained in the Financing Commitments required to be satisfied by it, (ii) no event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of Buyer or, to the actual knowledge of Buyer, any other party under any of the Financing Commitments and (iii) Buyer has no reason to believe that any of the conditions to the availability of the Financing contemplated by the Financing Commitments will not be satisfied or that the Financing will not be made available to Buyer at the times contemplated by the Financing Commitments. Other than as set expressly forth in the Financing Commitments, there are no conditions precedent or other contingencies, side agreements or other arrangements or understandings, in each case, to which Buyer is a party related to the availability of the Financing at the Closings and the closings contemplated by the Real Estate Purchase Agreement and the Insurance Purchase Agreement, and the obligations of the Financing Sources to fund under the Debt Commitment Letter are not subject, directly or indirectly, to any condition other than those expressly set forth in the Financing Commitments.
(d)In no event shall the receipt or availability of any funds or Financings by Buyer or any Affiliate or any other financing be a condition to any of Buyer’s obligations under this Agreement, the Insurance Purchase Agreement, and the Real Estate Purchase Agreement.
5.5Solvency. Buyer will not as of either Closing be insolvent, and will not be rendered insolvent as of either Closing by the consummation of the applicable Transactions. As used in this Section 5.5, “insolvent” means that the sum of Buyer’s debts and other probable Liabilities exceeds the present fair saleable value of Buyer’s assets. Immediately after giving effect to the consummation of the Transactions, (a) Buyer shall be able to pay its Liabilities as they become due in the Ordinary Course, (b) Buyer will not have unreasonably small capital with which to conduct its present or proposed business, and (c) Buyer will have assets (calculated at fair market value) that exceed its Liabilities.
5.6Proceedings. There is no Proceeding pending or Threatened against or by Buyer or any Affiliate of Buyer that challenge or seek to prevent, enjoin or otherwise delay the

Transactions. No event has occurred or circumstances exist that may give rise or serve as a basis for any such Proceeding.
5.7Investment. Buyer is acquiring the Purchased Equity Interests solely for the purpose of this investment and not with a view to, or for sale in connection with, any distribution thereof in violation of the Securities Act. Buyer acknowledges that the Purchased Equity Interests are not registered under the Securities Act or any applicable state securities Law or other Law, and that the Purchased Equity Interests may not be transferred or sold except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom and pursuant to state securities Laws and regulations as applicable. Buyer is an “accredited investor” within the meaning of Rule 501(a) promulgated under the Securities Act. Buyer has such knowledge and experience in financial and business matters and investments in general that make it capable of evaluating the merits and risks of the Transactions. Buyer acknowledges that it has been afforded: (a) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, Representatives of Parent and the Acquired Companies concerning the merits and risks of investing in the Acquired Companies; (b) access to information about the Acquired Companies, their respective results of operations, financial condition and cash flow, and Business, in each case sufficient to enable Buyer to evaluate whether to proceed with the execution and delivery of this Agreement and any Ancillary Document to which Buyer is a party, and the consummation of the Transactions; and (c) the opportunity to obtain such additional information that either Parent or the Acquired Companies or their respective Affiliates or Representatives possess, or can acquire without unreasonable effort or expense, that is necessary to make an informed investment decision with respect to the execution and delivery of this Agreement and the consummation of the Transactions.
5.8No Other Representations or Warranties. Except for the representations and warranties contained in this ARTICLE V, neither Buyer nor any other Person acting on behalf of Buyer have made, makes, or shall be deemed to have made any other express or implied representation or warranty, either written or oral, with respect to Buyer or the Transactions.
ARTICLE VI
COVENANTS
6.1Manufacturer Consent; Manufacturer Denial; Manufacturer ROFR; Reorganization.
(a)As soon as reasonably practicable following the date hereof and during the Interim Periods, Landcar Management (with respect to the First Interim Period), Parent (with respect to the Second Interim Period on behalf of the applicable Owners) shall cause each New Car Entity to notify such New Car Entity’s applicable Manufacturer of the Transactions and Buyer shall use its Commercially Reasonable Efforts to obtain a Manufacturer Consent on behalf of such New Car Entity. Each Party shall promptly notify the other Party in writing of any notice or other communication from any Manufacturer with respect to each (i) Manufacturer Consent, (ii) Manufacturer Denial, or (iii) exercise of a Manufacturer ROFR.
(b)During the Interim Periods, Buyer shall cooperate in good faith and shall use its Commercially Reasonable Efforts to assist Parent in obtaining each Manufacturer Consent and the appointment of Buyer as an authorized dealer in the applicable Manufacturer’s products for each Dealership Business.
(c)During the First Interim Period and following satisfaction of the condition set forth in Section 7.2(f), Parent shall take all steps necessary to cause the First Closing Acquired Companies (other than the Excluded New Car Entities) to complete the First Reorganization. During the Second Interim Period and following satisfaction of the condition set forth in Section 7.4(f), Parent shall take all steps necessary to cause the Second Closing Acquired Companies (other than the Excluded New Car Entities) to complete the Second Reorganization.
(d)Subject to Section 9.8, notwithstanding anything to the contrary in this Agreement, during the Interim Periods, any dispute between or among the Parties, on the one hand, and a Manufacturer on the other hand, with respect to such Manufacturer’s right to either provide its (i) Manufacturer Consent, (ii) Manufacturer Denial, or (iii) exercise of a Manufacturer ROFR, in each case, in connection with this Section 6.1, shall be resolved pursuant to the dispute resolution procedures set forth in the underlying Manufacturer Contract.
6.2Conduct of Business.
(a)Except as set forth on Schedule 6.2(a), as contemplated by this Agreement and the Reorganization, or as Buyer may otherwise Consent to in writing, email being sufficient (such Consent not to be unreasonably withheld, conditioned or delayed), during the First Interim Period, Landcar Management and Parent, and during the Second Interim Period, Parent, shall cause each Acquired Company (excluding the First Closing Acquired Companies following the First Closing) to (x), conduct the Business in the Ordinary Course and in material compliance with all Laws applicable to such Acquired Company and (y) use Commercially Reasonable Efforts to maintain and preserve intact the current organization, Business and franchise of such Acquired Company and to preserve the rights, franchises, goodwill and relationships of its employees, customers, lenders, suppliers, and regulators. Without limiting the foregoing, except as set forth on Schedule 6.2(a), as contemplated by this Agreement and the Reorganizations, or as Buyer may otherwise Consent to in writing, email being sufficient (such Consent not to be unreasonably withheld, conditioned or delayed), during the First Interim Period, Landcar Management and Parent, and during the Second Interim Period, Parent, shall, and shall cause each Acquired Company (excluding the First Closing Acquired Companies following the First Closing) to:
(i)not lease, transfer, or assign any Lease or Leased Real Property or other material assets of the Business, taken as a whole, other than in the Ordinary Course and not enter into any lease or sublease of real property, as a tenant or subtenant (other than a renewal thereof), other than the Leased Real Property or sublet any Leased Real Property (as sublandlord) to a third party;
(ii)not acquire the fee interest in any real property other than under the terms of any applicable Leases;
(iii)not cancel, compromise, waive, or release any material right or claim, other than in the Ordinary Course;
(iv)not grant any material license or sublicense of any rights under or with respect to any Owned Intellectual Property other than in the Ordinary Course;

(v)not incur or guaranty any material Indebtedness other than in the Ordinary Course;
(vi)not make or authorize any material change in any of its Organizational Documents;
(vii)not issue, sell, or otherwise dispose of any of its Equity Interests, or grant any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any of its Equity Interests;
(viii)not, except as required by the terms and provisions of any Benefit Plan in effect as of the date hereof, (1)  increase the compensation, bonus opportunity, or other benefits of, or accelerate the vesting or payment of any compensation or benefit for, any employee, officer, director, consultant or independent contractor, other than to increase the base pay of an employee whose annual base pay is not in excess of $150,000 or (2) adopt, establish, amend or terminate any Benefit Plan (or any other agreement or arrangement which would be a Benefit Plan if it were in effect on the date hereof), (3) hire any employee or engage any other individual to provide services to an Acquired Company, other than the hiring of an employee with an annual base pay not in excess of $150,000, (4) terminate the employment of any Business Employee with an annual base pay in excess of $150,000 other than due to cause (as determined by the Acquired Company in the Ordinary Course); provided, that Parent or Landcar Management shall, to the extent practicable, provide Buyer advance notice (email being sufficient) of any such termination for cause, (5) grant any new awards under any Benefit Plan, or (6) forgive an loans, or issue any loans to any employees, officers, consultants or independent contractors;
(ix)not implement any mass layoffs, facility closures or discontinuance of any business unit;
(x)not terminate any Specified Contract (other than upon any expiration of the term of any Specified Contract) other than in the Ordinary Course;
(xi)not encumber any Leased Real Property with any Lien that is not a Permitted Lien;
(xii)not make any Tax election (other than the Tax elections contemplated in connection with the Reorganizations and described in the Reorganization Step Plans), revoke or change any Tax election, file any amended Tax Return, change or revoke any material Tax accounting method, fail to file any Tax Return when due, or settle or compromise any Tax liability,
(xiii)not enter into any Contract (including inventory orders, dealer trades and other transactions affecting inventory level and mix) with any Person, other than Contracts in the Ordinary Course, and not amend, modify or terminate any of the Contracts other than in the Ordinary Course, without prior consent of Buyer;

(xiv)not change in any material respect the timing of collecting accounts receivable or other current assets or paying of accounts payable or other current liabilities;
(xv)maintain in full force and effect all insurance policies contemplated by Section 3.18;
(xvi)keep the Acquired Companies’ assets and properties in good operating condition, subject to ordinary course wear and tear, and perform all necessary repairs and maintenance thereto;
(xvii)not conduct a “clearance sale,” “special sale” or similar sale; and
(xviii)not legally obligate itself to do any of the actions described in the foregoing clauses (i) through (xvii).
(b)Notwithstanding anything to the contrary in Section 6.2(a), Buyer acknowledges and agrees that (i) nothing in Section 6.2(a) shall prevent Landcar Management (during the First Interim Period) from causing any Acquired Company from taking or failing to take any action (including the establishment of any policy, procedure or protocol) pursuant to any applicable Public Safety Measures or any internal written health and safety protocols or directives of the Acquired Companies in connection with or in response to such Public Safety Measures and (ii) no Consent of Buyer shall be required with respect to any matter (1) to the extent that the requirement of such Consent would violate applicable Law or (2) such action is taken, or omitted to be taken, by Landcar Management or any Acquired Company pursuant to any applicable Public Safety Measures or any internal written health and safety protocols or directives of the Acquired Companies in connection with or in response to such Public Safety Measures.
(c)Notwithstanding anything to the contrary in Section 6.2, following the First Closing, Landcar Management shall, and Buyer shall cause Landcar Management to, perform its obligations pursuant to each Management Agreement with respect to each Excluded New Car Entity and each Acquired Company not deemed a First Closing Acquired Company pursuant to the terms of the applicable Management Agreement.
VI.3Access.
(a)During the Interim Periods, at reasonable times without causing unreasonable disruption to the operations of the Acquired Companies, consistent with applicable Law (including any applicable Public Safety Measures), Landcar Management shall, during the First Interim Period, and Parent shall during the Second Interim Period, cause the Acquired Companies (excluding the First Closing Acquired Companies following the First Closing) to provide Buyer and its Representatives reasonable access to the Books and Records, Leased Real Property and other properties, assets, premises, Contracts and other documents and data related to the Acquired Companies as Buyer may from time to time reasonably request, including, if requested and allowed by the applicable lease for the Leased Real Property, access to the Leased Real Property to conduct Phase I environmental site assessments. If the results of a Phase I environmental site assessment recommend further investigation, Seller shall, if permitted by the applicable lease for the Leased Real Property, provide reasonable access for a Phase II site investigation but only in accordance with a written site access agreement between Buyer and Seller describing the time for access and the specific areas and methods for investigation, including Buyer’s agreement to restore the areas investigated to pre-investigation condition. Notwithstanding the foregoing, Landcar Management may, during the First Interim Period, and Parent may during the Second Interim Period, cause any Acquired Companies (excluding the First Closing Acquired Companies following the First Closing) to withhold (i) any document or information that is subject to the terms of a confidentiality agreement with a third Person, (ii) information that, if disclosed, would violate an attorney-client or other privilege or would constitute a waiver of rights as to attorney work product or attorney-client privilege, or (iii) information, the disclosure of which would violate applicable Law, such as portions of documents or information relating to pricing or other matters that are highly sensitive, if the exchange of such documents (or portions thereof) or information, as determined by Katten, might reasonably result in antitrust compliance questions for Parent (or any of its Affiliates). Notwithstanding anything herein to the contrary, in no event shall Buyer be permitted to speak to (x) any Business Employees or (y) any customer, vendor, or service provider of the Acquired Companies with respect to the Business, in each case, absent the prior written Consent of Parent.
(b)For a period of seven (7) years after the applicable Closing, Buyer shall (i) retain the Books and Records relating to periods prior to such Closing and (ii) afford Parent reasonable access (including the right to make, at Parent’s expense, photocopies), during normal business hours prior written notice, to such Books and Records; provided, that such access shall only be in a manner that is subject to appropriate confidentiality restrictions, does not interfere with the normal business operations of the Acquired Companies and is permissible under applicable Law. Each Owner is a third-party beneficiary of this Section 6.3(b) and is entitled to enforce the terms hereof.
(c)The Parties acknowledge and agree that nothing contained in this Agreement is intended nor shall it be interpreted to give, permit, or otherwise authorize Buyer or any of its Affiliates or Representatives, directly or indirectly, the right to control or direct the Business or any portion thereof prior to each Closing Date. Prior to such Closing Date, the Seller Group, Landcar Management (solely with respect to the First Interim Period), and each Acquired Company, as the case may be, shall retain the exclusive right to exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the operations of the Business and such Acquired Company.
(d)Primary Leased Dealership Property.
(i)Due Diligence. Subject to the limitations provided in this Section 6.3(d), during the First Interim Period, Buyer may conduct due diligence and investigations of each Primary Leased Dealership Property which Buyer deems necessary or required for Buyer to reasonably determine if a Material Environmental Condition (as defined below) or any Material Property Condition (as defined below) exists at such Primary Leased Dealership Property, including any Phase I environmental assessments, and property/building condition assessments or reports (collectively, the “Due Diligence”); provided, however, the Parties acknowledge and agree that any Phase II environmental assessments or any other similar assessments in addition to the foregoing that Buyer elects to conduct as part of Due Diligence shall be subject in all respects to Parent’s prior written consent and the terms and conditions of the underlying Lease with respect to such Primary Leased Dealership Property that is the subject of the Due Diligence (which Consent shall not be unreasonably withheld, conditioned or delayed, subject to the terms and conditions of such applicable Lease). Any Consent shall be deemed given by Parent if Parent does not respond to Buyer’s written request within twenty-four (24) hours after the date of such request. Buyer shall have sixty (60) days following the date of this Agreement (the “Objection Period”) to undertake the Due Diligence.
(ii)Material Environmental Condition. In the event any Phase I environmental assessment, or an allowed Phase II environmental assessment, if any, discloses any environmental condition at a Primary Leased Dealership Property during the Objection Period that (1) requires Remediation, the estimated cost of which will be greater than $300,000 (the “Condition Cap”) or (2) the Remediation of which would cause a material disruption to the then-current operations of the Dealership Business conducted thereon (each, a “Material Environmental Condition”), then Buyer shall notify Parent and Landcar Management in writing of each such Material Environmental Condition on or before the expiration of the Objection Period specifying each such Material Environmental Condition, the affected Primary Leased Dealership Property, and the cost estimate associated with such Material Environmental Condition. A Material Environmental Condition shall not exist for any Primary Leased Dealership Property where Buyer obtains a Phase I environmental assessment for such Primary Leased Dealership Property that does not disclose or identify (A) a recognized environmental conditions that requires Remediation in excess of the Condition Cap or (2) a recommendation for further inquiry as to such Remediation.
(iii)Mandatory Environmental Cure. In the event any Phase I environmental assessment, or an allowed Phase II environmental assessment, if any, discloses any environmental condition at a Primary Leased Dealership Property for which the estimated cost of Remediation is less than the Condition Cap (each, a “Mandatory Environmental Cure Item”), Buyer shall notify Parent and Landcar Management in writing of such Mandatory Environmental Cure Item on or before the expiration of the Objection Period specifying each Mandatory Environmental Cure Item, the affected Primary Leased Dealership Property, and the cost estimate associated with such Mandatory Environmental Cure Item and Landcar Management shall cause the applicable New Car Entity to perform the Remediation or otherwise cure such Mandatory Environmental Cure Item prior to the First Closing by expending no more than the Condition Cap per Primary Leased Dealership Property; provided, however, that if the Remediation of the Mandatory Environmental Cure Item cannot reasonably be completed prior to the First Closing, then, at Buyer’s option, such New Car Entity shall be permitted to complete such Remediation following the First Closing so long as the Remediation would not cause a material disruption with the then-current operations of the Dealership Business on such Primary Leased Dealership Property. In the event Buyer elects for such New Car Entity to continue to perform such Remediation following the First Closing, Parent shall indemnify Buyer for the costs and expenses incurred by such New Car Entity following such First Closing up to the Condition Cap (less all costs and expenses incurred prior to the First Closing with respect to such Remediation). Buyer acknowledges and agrees that upon its election for such New Car Entity to continue to perform such Remediation following the First Closing, Buyer then (automatically and without further action) waives its rights to deem such New Car Entity an Excluded New Car Entity pursuant to Section 6.3(d)(v).
(iv)Material Property Condition. If any property/building condition assessment or report for a Primary Leased Dealership Property identifies any condition or matter that would (1) materially and adversely affect the then-current operations of the Dealership Business on such Primary Leased Dealership Property, or (2) materially and adversely violate any applicable Laws relating to health and safety for the then-current operations of the Dealership Business on such Primary Leased Dealership Property, and in either case, such New Car Entity is required pursuant to the terms and conditions of the underlying Lease with respect to the Primary Leased Dealership Property to correct or remedy such condition or matter (each, a “Material Property Condition”), Buyer shall notify Parent and Landcar Management in writing of each such Material Property Condition on or before the expiration of the Objection Period specifying each such Material Property Condition, the affected Primary Leased Dealership Property, and the cost estimate associated with such Material Property Condition, and Landcar Management shall cause the applicable New Car Entity to correct or remedy such Material Property Condition prior to the First Closing by expending no more than the Condition Cap per Primary Leased Dealership Property; provided, however, that if the Material Property Condition cannot reasonably be corrected or cured prior to the First Closing, then, at Buyer’s option, such New Car Entity shall be permitted to cure such Material Property Condition following the First Closing so long as the curing of such Material Property Condition would not cause a material disruption with the then-current operations of the Dealership Business on such Primary Leased Dealership Property. In the event Buyer elects for such New Car Entity to continue to cure such Material Property Condition following the First Closing, Parent shall indemnify Buyer for the costs and expenses incurred by such New Car Entity following such First Closing up to the Condition Cap (less all costs and expenses incurred prior to the applicable First Closing with respect to such Material Property Condition). Buyer acknowledges and agrees that upon its election for such New Car Entity to continue to perform such cure following the First Closing, Buyer waive its rights to deem such New Car Entity an Excluded New Car Entity pursuant to Section 6.3(d)(v). Notwithstanding anything contained in this Section 6.3(d)(iv) to the contrary, a

Material Property Condition shall not include any property or building condition that may arise in the future (whether or not during the Objection Period) if a Primary Leased Dealership Property is required to be updated, upgraded or reimaged.
(v)Buyer Options. In the event Buyer provides written notice to Parent and Landcar Management during the Objection Period of any Material Environmental Condition or any Material Property Condition as to a Primary Leased Dealership Property and the applicable New Car Entity is not able to cure such condition in accordance Section 6.3(d)(iii) or Section 6.3(d)(iv), as applicable, then Buyer may elect, in its sole discretion, to either (1) waive any such Material Environmental Condition or Material Property Condition which remains uncured, and in such case, such New Car Entity shall not be deemed an Excluded New Car Entity for purposes of this Agreement or (2) elect to exclude the New Car Entity associated with the Dealership Operation of such Primary Leased Dealership Property to which such Material Environmental Condition or Material Property Condition exists and remains uncured prior to the First Closing and such New Car Entity shall be deemed an Excluded New Car Entity and the Primary Leased Dealership Property shall be removed from the Transactions for purposes of this Agreement.
6.4Financing. During the Interim Periods,
(a)Buyer shall use its Commercially Reasonable Efforts to obtain the Financing on the terms and subject only to the conditions described in the Financing Commitments as promptly as practicable, including using Commercially Reasonable Efforts to:
(i)maintain in effect the Financing Commitments in accordance with, subject to the terms and subject only to the conditions expressly set forth therein;
(ii)negotiate and enter into definitive agreements with respect to the Financing on the terms and subject only to the conditions expressly contained in the Financing Commitments;
(iii)satisfy on a timely basis all conditions in the Financing Commitments and the definitive agreements for the Financing that are within its control;
(iv)upon the satisfaction of the conditions set forth in the Financing Commitments and all conditions herein to Buyer’s obligation to effect the First Closing (in each case, other than those that can only, or will, be satisfied upon the First Closing), consummate all or any portion the Financing necessary to satisfy its obligations to, among other things, obtain funds sufficient, together with any cash on hand of Buyer and other available funds, to pay the Required Amount when due at or prior to the First Closing and Second Closing, as applicable, in accordance with and subject to the terms and conditions set forth in the Financing Commitments; and

(v)at the request of Parent, enforce the obligations of the Financing Sources (and the rights of Buyer) under the Financing Commitment. Buyer shall keep Parent informed on a reasonably current basis and in reasonable detail of the status of its efforts to arrange and consummate the Financing, including giving Parent prompt notice (which shall be no later than 48 hours after the occurrence of any such event) of any event or change that could reasonably be expected to adversely affect the ability of Buyer to timely consummate the financing or obtain all or any portion of the Financing necessary to fund, together with any cash on hand of Buyer and other available funds, the Required Amount. Without limiting the foregoing, Buyer shall give written notice to Parent promptly (which shall be no later than 48 hours): (1) if at any time the Financing Commitments or any definitive document relating thereto shall have expired or be terminated or rescinded for any reason or Buyer or any of its Representatives become aware of a material breach or material default under, or circumstance that (with or without notice, lapse of time or both) could reasonably be expected to give rise to any material breach of or material default under, the Financing Commitments or any definitive agreement relating to the Financing by a party thereto; (2) of the receipt, on or prior to the Second Closing Date, of any written notice or other written communication from the Financing Source: (A) with respect to any actual or potential breach, default, event of default, termination or repudiation by any party to any Financing Commitments or any definitive document related to the Financing, (B) pursuant to which any Financing Source has indicated that it will not perform its obligations to make the Financing and other extensions of credit thereunder when due from time to time at or prior to the Second Closing or (C) with respect to any material dispute or disagreement between or among any parties to the Financing Commitments that could reasonably be expected to adversely impact the ability of Buyer to obtain all or any portion of the Financing necessary to fund, together with any cash on hand of Buyer and other available funds, the Required Amount; or (3) Buyer otherwise reasonably determines that Buyer is unlikely to timely receive the Financing.
(b)Buyer shall not agree to any amendment, modification, supplementation, restatement or replacement of, or waiver under, the Financing Commitments in any manner (including by way of a side letter or other binding agreement, arrangement or understanding) without the prior written Consent of Parent, except Buyer may amend, modify, supplement, restate or replace the Financing Commitments, in whole or part, if such amendment, modification, supplement, restatement, or replacement (i) does not reduce (and could not reasonably be expected to have the effect of reducing) the aggregate amount of the Financing, together with any cash on hand of Buyer and other available funds, below the Required Amount, (ii) does not impose new or additional conditions, or expand, amend or modify any of the existing conditions, to the consummation of the Financing, (iii) does not (and could not reasonably be expected to) hinder, materially delay or prevent either Closing or any closing under the Real Estate Purchase Agreement or Insurance Purchase Agreement, (iv) does not (and could not reasonably be expected to) make the funding of the Financing (or satisfaction of the conditions to obtaining the Financing) less likely to occur in any material respect, and (v) does not (and could not reasonably be expected to) adversely impact the ability of any Party to enforce its rights against other parties to the Financing Commitments or the definitive agreements with respect thereto. Buyer shall promptly (which shall be no later than 48 hours) deliver to Sellers copies of any such amendment, modification, supplement, or replacement.
(c)In the event that (i) all or any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Financing Commitments (including after giving effect to applicable “market flex” provisions) and (ii) Seller Group or Miller Real Estate has not failed to deliver the Required Information that is Compliant, Buyer shall use Commercially Reasonable Efforts to arrange and obtain alternative financing (“Alternative Financing”) from alternative sources in an amount, together with any cash on hand of Buyer and other available funds, sufficient to pay the Required Amount or otherwise replace the unavailable portion of the Financing promptly following the Financing becoming unavailable; provided, however, that in no event shall such Alternative Financing be subject to any new or additional conditions or other contingencies to the receipt or funding of the alternate financing, as compared to the conditions or other contingencies to the receipt or funding of the Financing under the Financing Commitments as in existence as of the date of this Agreement unless approved in writing by Parent (which may be withheld in Parent’s sole discretion) or otherwise have conditions to funding that are less favorable to Buyer than those conditions contained in the Financing Commitments. Buyer shall provide Parent with a copy of commitment letters and fee letters (including a true, correct and complete copy of all “market flex” terms and conditions, but the fee letter may be redacted in a customary manner to remove economic terms, and other customarily redacted provisions set forth therein) for any Alternative Financing for its review prior to the execution thereof and of fully executed copies as promptly as practicable following the execution thereof. In the event that any Alternative Financing is obtained in accordance with this Section 6.4(c), references in this Agreement to the Financing shall be deemed to refer to such Alternative Financing (in lieu of the Financing replaced thereby), and if one or more commitment letters, fee letters or definitive financing agreements are entered into or proposed to be entered into in connection with such Alternative Financing, references in this Agreement to the Financing Commitments and definitive financing agreements in respect of the Financing shall be deemed to refer to such commitment letters, fee letters and definitive financing agreements relating to such Alternative Financing, and all obligations of Buyer pursuant to this Section 6.4(c) shall be applicable thereto to the same extent as Buyer’s obligations with respect to the Financing replaced thereby. Buyer shall promptly (which shall be no later than 48 hours after receipt) provide to Parent copies of all documents relating to the Alternative Financing reasonably requested by the Parent.
(d)Parent hereby Consents to the limited use of all of the Acquired Companies’ logos solely in connection with obtaining the Financing; provided, that such logos shall be used solely in a manner that is not intended or reasonably likely to harm, disparage or otherwise adversely affect the Seller Group, Miller Real Estate, the Total Care Entities, the Acquired Companies, the Business, the Total Care Business or the Real Estate Business or their reputation or goodwill. Each of Parent, the Total Care Entities and Miller Real Estate agrees, subject to Section 6.4(a), to and to cause each of the Acquired Companies and their respective subsidiaries to, use Commercially Reasonable Efforts to provide, and cause their respective Representatives to use their respective Commercially Reasonable Efforts, all at the sole cost and expense of Buyer (including the fees and expenses of the Advisors of the Seller Group, Miller Real Estate and the Total Care Entities for services rendered in connection with the Financing), to provide such assistance as is reasonably requested by Buyer or its Representatives to arrange the Financing, which such Commercially Reasonable Efforts shall include:
(i)assisting Buyer in its preparation for, and reasonable and customary participation in, the marketing or syndication efforts related to the Financing, including (a) participating in a reasonable number of meetings or calls and due diligence sessions with the Financing Sources, in each case upon reasonable advance notice and at mutually agreeable dates, times and locations and (b) reasonably promptly furnishing due diligence information of the Acquired Companies, Miller Real Estate and the Total Care Entities, as applicable, that is readily available and reasonably requested by the Financing Sources in connection with any marketing materials relating to the Financing;
(ii)delivery to Buyer and the Financing Sources as promptly as reasonably practicable (and no later than the five (5) Business Days prior to the applicable Closing Date) of the Debt Financing Deliverables;
(iii)reasonably promptly, furnishing Buyer and the Financing Sources with the Required Information and reasonably cooperating with updating and correcting any Required Information to ensure it remains Compliant;
(iv)requesting and facilitating the cooperation of the independent auditors of the Acquired Companies, the Total Care Entities and Miller Real Estate with the Financing Sources consistent with their customary practice, including by requesting their participation in a reasonable number of drafting sessions, in each case upon reasonable advance notice and at mutually agreeable dates, times and locations, providing customary “comfort letters” (including the completion of customary procedures necessary to provide, and providing, customary negative assurance comfort with respect to periods following the end of the latest fiscal year or fiscal quarter for which historical financial statements are included in any Financing Document) in form and substance customary for high yield debt securities offerings or common equity securities offerings registered with the Securities and Exchange Commission, as the case may be, providing any necessary consents and customary assistance with the due diligence activities of Buyer and the Financing Sources (including by participating in a reasonable number of accounting due diligence sessions), and providing customary consents to the inclusion of audit reports in any relevant marketing materials, registration statements and related government filings;
(v) (A) providing all customary information regarding the Business, the Total Care Business, the Real Estate Business, the Total Care Entities, the Acquired Companies and Miller Real Estate as may be reasonably requested by Buyer or the Financing Sources and that Buyer and the Financing Sources will use in (1) the syndication documents and materials, including bank information memoranda for the Financing; (2) offering memoranda, prospectuses or other marketing materials related to the Financing (collectively, the “Financing Documents”); and (3) materials for rating agency presentations relating to the Financing and (B) participating (including by making members of senior management, representatives and advisors of the Parent with appropriate seniority and expertise available to participate) in a reasonable number of lender marketing calls and meetings and a reasonable number of due diligence sessions, presentations, and “road shows” with prospective lenders, investors and rating agencies with respect to the Business, the Total Care Business, the Real Estate Business, the Total Care Entities, the Acquired Companies and Miller Real Estate in connection with the Financing at mutually agreeable dates, times and locations; and

(vi)executing and delivering (A) customary authorization and representation letters (provided that such authorization and representation letters contain customary exculpation provisions and contain no representations and warranties other than as set forth in the Debt Commitment Letter) and (B) as of (but not effective before) the applicable Closing, definitive financing documents to the extent reasonably requested by Buyer, including CFO certificates, solvency certificates, closing certificates, and other customary closing documents, in each case to the extent reasonably requested by Buyer.
(e)Notwithstanding anything to the contrary contained in Section 6.4(d), (1) nothing in Section 6.4(d) shall require any such cooperation to the extent that it would (A) require the Seller Group, any Acquired Company, Miller Real Estate, the Total Care Entities (or any equity owner of the Total Care Entities) or any of their respective Representatives, as applicable, to (w) waive or amend any terms of this Agreement, (x) agree to pay any commitment or other fees or reimburse any expenses prior to the First Closing Date or Second Closing Date, as applicable, or incur any Liability or give any indemnities with respect to the First Closing Acquired Companies, the real property sold in connection with the Real Estate Transactions at the First Closing and the Total Care Entities sold at the First Closing, which are effective prior to the First Closing, and with respect to the Second Closing Acquired Companies, the real property sold in connection with the Real Estate Transactions at the Second Closing and the Total Care Entities sold at the Second Closing, which are effective prior to the Second Closing, (y) commit to take any similar action that is not contingent upon the applicable Closing occurring, or (z) adopt or approve resolutions or Consents to authorize the execution of any documents for the Financing other than resolutions or Consents to become effective immediately prior to the applicable Closing or thereafter; (B) unreasonably interfere with the ongoing business or operations of the Acquired Companies, the Total Care Entities or Miller Real Estate or conflict with the other limitations set forth in Section 6.4(a); (C) require the Seller Group, Miller Real Estate, the Total Care Entities, or any of their respective Affiliates or Representatives to disclose information subject to any attorney-client, attorney work product or other legal privilege (provided, that such Persons shall use Commercially Reasonable Efforts to allow the disclosure of such information (or as much of it as reasonably possible) in a manner that does not result in a loss of attorney client (or other legal) privilege); (D) cause any condition to the applicable Closing set forth in ARTICLE VII or the applicable closing set forth in either the Real Estate Purchase Agreement or the Insurance Purchase Agreement to not be satisfied; (E) cause any covenant, representation or warranty in this Agreement, the Real Estate Purchase Agreement or the Insurance Purchase Agreement to be breached by Parent, the Seller Group, the Acquired Companies, the Total Care Entities, Miller Real Estate or any of their respective Affiliates; (F) require the Acquired Companies, Miller Real Estate or the Total Care Entities to take any action that would conflict with or violate any applicable Organizational Documents of any Acquired Company, Miller Real Estate or any Total Care Entity or any applicable Law or result in a violation or breach of, or default under, any Contract to which Landcar Management, Miller Real Estate, any Acquired Company or any Total Care Entity is a party; (G)  result in any officer, director, or manager of any Acquired Company, any Total Care Entity or Miller Real Estate incurring any personal Liability with respect to any matters relating to the Financing; (H) require the Seller Group, Landcar Management, any Acquired Company, any Total Care Entity or Miller

Real Estate to enter into any financing or purchase agreement for the Financing (except for any Acquired Company, the real property sold in connection with the Real Estate Transactions or Total Care Entity and only if effective at or after the applicable Closing at which such Acquired Company or Total Care Entity is sold), and (2) no Liability or obligation of any Acquired Company or any Total Care Entity or any of their respective Representatives under any agreement entered into in connection with the Financing shall be effective until the applicable closing date and any Liability under any such agreement shall terminate without Liability to the Seller Group, Landcar Management, any Acquired Company, any Total Care Entity or Miller Real Estate upon termination of this Agreement; or (I) require Parent, the Seller Group, any of the Acquired Companies or the Total Care Entities, Miller Real Estate, any of their respective Affiliates or any of their respective Representatives to deliver legal opinions.
(f)Parent may provide Buyer with a written notice indicating that (1) Parent has complied with the covenants set forth in Section 6.4(d) (other than those items that are not capable of being satisfied, or are not required to be satisfied, prior to First Closing) and (2) the Acquired Companies, the Total Care Entities and Miller Real Estate, as applicable, has each provided the Required Information that is Compliant, which shall be deemed accepted by Buyer unless Buyer shall have objected to such determination in writing within two (2) Business Days from receipt of such notice, which objection shall specifically identify the reasons Buyer believes that Parent has not satisfied its obligations under Section 6.4(d).
(g)Promptly following the termination of this Agreement, Buyer shall, within ten (10) days following written request by Parent, reimburse Parent for all third-party costs incurred by the Seller Group, Landcar Management, any Acquired Company, the Total Care Entities or Miller Real Estate in connection with such cooperation. Buyer shall indemnify and hold harmless the Seller Group, Landcar Management, the Acquired Company, the Total Care Entities, Miller Real Estate and each of the respective Representatives from and against any and all Losses suffered or incurred by such Person in connection with the arrangement of the Financing. The obligations of Buyer under this Section 6.4(g) shall survive any termination of this Agreement.
(h)Notwithstanding anything in this Agreement to the contrary, Buyer expressly acknowledges and agrees that neither the availability nor terms of the Financing or any Alternate Financing are conditions to the obligations of Buyer to consummate the Transactions, the Total Care Transactions or the Real Estate Transactions.
(i)Notwithstanding anything in this Agreement or the Confidentiality Agreement to the contrary, the Parties agree that the Buyer shall be permitted to disclose to the Financing Sources confidential information regarding the Acquired Companies, the Business, the Total Care Entities, the Total Care Business and the Real Estate Business provided to the Buyer or its Affiliates pursuant to this Section 6.4, so long as the Financing Sources agree to customary confidentiality arrangements (it being understood and agreed that confidentiality arrangements containing the confidentiality provisions of the Debt Commitment Letter satisfy such requirement, except that the Seller Group, the equity owners of the Total Care Entities and Miller

Real Estate will be express third party beneficiaries under such confidentiality arrangements) and a copy of such confidentiality arrangements are provided to Parent.
(j)Notwithstanding anything in this Agreement to the contrary, Buyer expressly acknowledges and agrees that the respective obligations of each of Parent, the Total Care Entities, and Miller Real Estate shall be several and not joint, and the obligations under this Section 6.4 with respect to such Person shall not survive the First Closing.
6.5Efforts to Close; Antitrust Approvals.
(a)Upon the terms and subject to the conditions set forth in this Agreement, except as otherwise expressly provided herein, each of the Parties agrees to use their respective Commercially Reasonable Efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper and advisable to consummate and make effective, as promptly as practicable, the Transactions (including, the satisfaction, but not waiver, of the Closing conditions set forth in ARTICLE VII). Each of Parent and Buyer shall use their respective Commercially Reasonable Efforts to obtain Consents of all Governmental Entities necessary to consummate the Transactions; provided, however, that the Commercially Reasonable Efforts of Parent shall not require any Owner, Landcar Management, any Acquired Company or any of their respective Affiliates to provide financing to Buyer for the consummation of the Transactions.
(b)In connection with, and without limiting anything contained in Section 6.5(a) to the contrary, the Parties shall (i) file as promptly as practicable (and in any event within five (5) Business Days of the execution of this Agreement) with the FTC and the Antitrust Division the notification and report form required under the HSR Act (the “HSR Filings”) with respect to the Transactions, and (ii) make, as promptly as practicable, all notifications and other filings required under any other applicable Antitrust Laws (such filings together with the HSR Filings, the “Antitrust Filings”). The Antitrust Filings shall be in substantial compliance with the requirements of applicable Law. Each of Parent and Buyer shall pay, or cause to be paid, on a 50/50 basis, all filing fees required in connection with the Antitrust Filings.
(c)Parent and Buyer shall promptly inform the other Party upon receipt of any communication from the FTC, the Antitrust Division or any other Governmental Entity regarding the Transactions. If Parent or Buyer (or any of their respective Affiliates or Representatives) receives a request for additional information or documentary material from any such Governmental Entity that is related to the Transactions, then such Person will endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other Party, an appropriate response to such request. Parent and Buyer agree not to participate, or to permit their Affiliates or Representatives to participate, in any substantive meeting or discussion with any Governmental Entity in connection with the Transactions (including the Antitrust Filings) unless such Person first consults with the other Party in advance and, to the extent not prohibited by such Governmental Entity, gives the other Parties the opportunity to attend and participate duly represented by its external counsel. Parent and Buyer will advise the other Party promptly of any understandings, undertakings or agreements (oral or written) which Parent or Buyer, as the case may be, proposes to make or enter into with the FTC, the Antitrust Division, or any other Governmental Entity in connection with the Transactions (including the Antitrust Filings). In furtherance and not in limitation of the foregoing, each of Parent and Buyer will, unless otherwise agree in writing, use their respective Commercially Reasonable Efforts to resolve any objections that may be asserted with respect to the Transactions under any Antitrust Law.
(d)Notwithstanding anything in this Agreement to the contrary, with respect to the matters covered in this Section 6.5(d), it is agreed that Buyer shall have the principal responsibility for devising and implementing the strategy for obtaining any necessary antitrust or competition clearances; provided, however, that Buyer shall consult in advance with Parent and in good faith take Parent’s views into account regarding the overall strategic direction of obtaining antitrust or competition clearance and consult with Parent prior to taking any material substantive position in any written position, or, to the extent practicable, discussions with any Governmental Entity.
(e)Notwithstanding anything in this Agreement to the contrary, to the extent necessary in order to obtain the requisite Consent of Governmental Entity, under applicable Antitrust Laws, Buyer shall propose, negotiate, offer to commit and effect (and if such offer is accepted, commit to and effect), by consent decree, hold separate order or otherwise, the sale, divestiture, assignment or disposition of such assets or businesses of Buyer and its Affiliates, or effective as of the applicable Closing Date, any Acquired Company sold to Buyer on such Closing Date, or otherwise offer to take or offer to commit to take any action which it is lawfully capable of taking and if the offer is accepted, take or commit to take such action, in each case, as may be required in order to obtain the requisite Consent of any Governmental Entity or to avoid the commencement of any Proceeding by any Governmental Entity to prohibit the Transactions on the basis of the Antitrust Laws, or if already commenced, to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining Order or other Order issued or imposed on the basis of the Antitrust Laws so as to enable the applicable Closing to occur as soon as reasonably possible, and in any event, by no later than the First Outside Date. The Parties shall not, and shall not permit any of their respective Affiliates to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in or otherwise make any investment in, or by any other manner, any Person or portion thereof, or otherwise acquire or agree to acquire or make any investment in any assets, if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger, consolidation or investment would reasonably be expected to (i) impose any delay in the obtaining of, or increase the risk of not obtaining, any Consent or Order of any Governmental Entity necessary to consummate the Transactions or the expiration or termination of any applicable waiting period, (ii) increase the risk of any Governmental Entity entering an Order prohibiting the consummation of the Transactions, or (iii) materially delay the consummation of the Transactions.
(f)Neither Buyer nor Parent shall extend any waiting period under any applicable Antitrust Laws or enter into any agreement with any Governmental Entity not to consummate the Transactions, except with the prior written Consent of the other Party (which shall not be unreasonably withheld, conditioned or delayed). Buyer and Parent shall also refrain from taking, directly or indirectly, any action which would impair or frustrate any Person’s ability to consummate the Transactions.
6.6Intercompany Arrangements; Insider Transactions. On or prior to the applicable Closing, Parent shall, and shall cause its Affiliates (including the applicable Acquired Companies) to: (a) terminate, cancel, retire or otherwise extinguish (other than the Management Agreements) (i) those Contracts or oral arrangements between or among any Acquired Companies included in such Closing and any of their Affiliates that are not included in such Closing , and (ii) the Insider Transactions, in each case, as set forth on Schedule 6.6, and (b) pay off or otherwise extinguish all intercompany advances, accounts, payables, and receivables between any Acquired Companies included in such Closing, on the one hand, and any Insiders, on the other hand.
6.7Investigation; No Additional Representations. Buyer acknowledges and agrees that, in connection with the decision to enter into this Agreement and consummate the Transactions, Buyer, its Affiliates, and each of their respective Representatives have inspected and conducted an independent review, investigation and analysis (financial, tax, legal and otherwise) of the Acquired Companies and their respective Businesses. Buyer further acknowledges and agrees that, notwithstanding anything to the contrary contained herein, except for the specific representations and warranties expressly made in ARTICLE III (in each case, as qualified by the Disclosure Schedules) and ARTICLE IV, none of the Seller Group, Landcar Management, the Acquired Companies, the Banker, any Nonparty Affiliates (as defined below), or any of their respective Affiliates or Representatives has made, is making, or shall be deemed to have been made, and Buyer, its Affiliates, and their respective Representatives have not relied, are not relying and will not rely on, any representation or warranty, express or implied, at law or in equity, or any omission of a material fact, with respect to (a) any Acquired Company, (b) their respective Businesses, assets, Liabilities, operations, prospects, or condition (financial or otherwise), (c) the Transactions, (d) the accuracy or completeness of any information regarding any of the foregoing, including any confidential information memorandum, management presentation, projections, budgets or any other information, document or material made available to Buyer, its Affiliates, or any of their respective Representatives in the Data Room, confidential information memorandums, management presentations, or any in any other form, or (e) any other matter whatsoever related to the foregoing. Without limiting the generality of the foregoing, Buyer further acknowledges and agrees that, with respect to any estimate, projection, forecast or other forward looking statement delivered by or on behalf of the Seller Group, Landcar Management, or any of the Acquired Companies to Buyer, any of its Affiliates, and/or any of their respective Representatives, (i) there are uncertainties inherent in attempting to make such estimates, projections, forecasts and forward looking statements, (ii) Buyer is aware that actual results may differ materially, and (iii) no Person shall have any claim against the Seller Group, Landcar Management, any Acquired Company, any Nonparty Affiliate or any other Person with respect to any such estimate, projection, forecast or forward looking statement. Buyer acknowledges and agrees that, notwithstanding the terms of the representations and warranties made in ARTICLE III, following the First Closing, Parent shall not be deemed to make any representations or warranties of any kind in respect of the First Closing Acquired Companies or the operation or conduct of their respective Businesses following the First Closing.
6.8Floor Plan Financing. Prior to each Closing, Buyer shall arrange replacement Floor Plan Financing arrangements for the Floor Plan Financing of each applicable New Car Entity included in such Closing, with such replacement Floor Plan Financing arrangements to be effective as of such Closing. No later than five (5) Business Days prior to the applicable Closing Date, Buyer shall furnish to Parent evidence reasonably satisfactory to Parent that all such replacement Floor Plan Financing arrangements for the Floor Plan Financing of each applicable New Car Entity included in such Closing will be in effect as of immediately following such Closing.

6.9Non-Disparagement. Each Party agrees that it shall not, and it shall cause its Affiliates not to, directly or indirectly, make negative comments about or otherwise disparage such other Party or any of such Party’s officers, directors, managers, employees, shareholders, partners, beneficial owners, Controlling persons, members, agents or products, in each case, as it relates to the other Parties’ respective business. The foregoing provisions of this Section 6.9 will not restrict or impede any Party or any of such Person’s Affiliates from (a) exercising its protected legal rights, (b) from taking actions to enforce any rights of such Person under any Contract, agreement, or applicable Law, or (c) providing truthful statements in response to any Governmental Entity, rulemaking authority, subpoena power, legal process, required governmental testimony or filings, or judicial, administrative or arbitral proceedings (including, depositions in connection with such proceedings).
6.10Employee Matters.
(a)For a period commencing on the applicable Closing and ending on the one (1)-year anniversary of the applicable Closing Date (or until the termination of the relevant Business Employee if sooner), Buyer shall, or shall cause the Acquired Companies to, provide any Business Employee on the applicable Closing Date with (i) a base salary or wage rate that is no less than the base salary or wage rate as in effect with respect to such Business Employee immediately prior to the applicable Closing, and (ii) employee benefits that are, in the aggregate, no less favorable than those provided to such Business Employees under the Benefit Plans immediately prior to applicable Closing (excluding severance benefits, any long-term incentive awards, nonqualified deferred compensation plans or college tuition-related programs). Notwithstanding anything herein to the contrary, Buyer shall be responsible for severance payable (if any) for the termination of any Business Employee on the applicable Closing Date or thereafter. Except as otherwise set forth in this Section 6.10 or as may be specifically required by this Agreement or by applicable Law, Buyer shall not be obligated to continue to provide any particular type of employee benefits or compensation to any Business Employee. For purposes of this Section 6.10, the applicable Closing Date for any Business Employee shall be the applicable Closing Date on which the Acquired Company by whom such Business Employee is then employed is sold to Buyer. With respect to each Benefit Plan that is not an Acquired Company Plan, Parent will retain all responsibility, obligations and liability with respect to, or in any way related to, such Benefit Plan, and Buyer will not, and, from and after the applicable Closing, the Acquired Companies will not, have any responsibility, obligations or liability with respect to, or in any way related to, such Benefit Plan.
(b)For the purpose of determining eligibility, vesting, and level of benefits for any Business Employee under any employee benefit plans, programs, or arrangements (including vacation and severance) maintained by Buyer or the Acquired Companies providing benefits to the Business Employees after the applicable Closing Date, Buyer or the Acquired Companies shall provide each Business Employee with service credit to the same extent and for the same purposes as such Business Employee received service credit under any analogous Benefit Plan for all periods of employment with any Acquired Company prior to the applicable Closing Date (including with any predecessor employers where such service was recognized by any Acquired Company), other than for purposes of benefit accrual defined benefit pension plans or vesting under any equity incentive plan, unless recognition of such service credit would result in a duplication of benefits or compensation. In addition, and without limiting the generality of the foregoing, Buyer shall, during the plan year in which the applicable Closing occurs, make commercially reasonable efforts to: (i) cause each Business Employee to be eligible to participate, without any waiting period or gap in coverage, in any welfare benefit plans of Buyer or its Affiliates (to the extent the existing corresponding Benefit Plans are terminated as of the applicable Closing) providing benefits to any Business Employee on or after the applicable Closing Date (the “Buyer Health and Welfare Plans”), (ii) cause such Buyer Health and Welfare Plans to waive all preexisting condition exclusions, eligibility waiting periods, actively-at-work requirements, and requirements to show evidence of good health with respect to participation and coverage requirements for each Business Employee and their covered dependents, unless such conditions would not have been waived or satisfied under the comparable Benefit Plan in which such Business Employee participated immediately prior to the applicable Closing Date, and (iii) cause any eligible expenses paid by such Business Employee and their covered dependents under a comparable Benefit Plan during the plan year in which the applicable Closing Date occurs and ending on the date the Business Employee begins participating in such Buyer Health and Welfare Plans to be taken into account under such Buyer Health and Welfare Plans that constitute group health plans for purposes of satisfying all deductibles, coinsurance payments, co-payments and maximum out-of-pocket requirements applicable to such Business Employee and their covered dependents for the applicable plan year.
(c)Buyer shall take all steps necessary to permit each Business Employee who receives an eligible rollover distribution (as defined in Section 402(c)(4) of the Code) from a Benefit Plan intended to be qualified under Section 401(k) of the Code to roll over such eligible rollover distribution (including any associated participant loan) into an account under a plan of Buyer or its Affiliate that is intended to be qualified under Section 401(k) of the Code.
(d)Prior to the Closing Date, Parent shall cause, or cause its applicable Affiliates to, terminate the plans and arrangements set forth on Schedule 6.10(d) (the “Terminating NQ Plans”) in a manner compliant with Section 409A of the Code and the Treasury Regulations promulgated thereunder. Parent shall provide drafts of all material documents effectuating such terminations and distribution of benefits of the Terminating NQ Plans to Buyer for its review, and Parent shall consider any reasonable comments provided by Buyer.  Parent will retain all Liabilities and shall indemnify Buyer and the Acquired Companies with respect to the amounts owed under the Terminating NQ Plans and any other Liabilities that arise with respect to the Terminating NQ Plans.
(e)Except as expressly provided herein, nothing contained in this Section 6.10 shall (i) confer any rights, remedies or claims (including third-party beneficiary rights) upon any Business Employee or any other Person, (ii) be considered or deemed an establishment or amendment or termination of any Benefit Plan, any Buyer Health and Welfare Plan or any other benefit or compensation plan, program, agreement, policy or arrangement, (iii) guarantee continued employment or service or any particular term or condition of employment or service for any Person or limit the ability of Buyer or any of its Affiliates (including the Acquired Companies after the applicable Closing) to terminate the employment or service of any Person at any time and for any or no reason, or (iv) limit the ability of Buyer or any of its Affiliates

(including the Acquired Companies after the applicable Closing) to amend, modify or terminate any benefit or compensation plan, program, policy, agreement or arrangement after the applicable Closing.
6.11 Directors, Managers and Officers Indemnification.
(a)On or prior to the First Closing Date, Parent shall obtain, at Parent’s sole cost and expense, a non-cancelable run-off insurance policy for directors’ and officers’ liability with respect to the First Closing Acquired Companies, for a period of six (6) years after the First Closing Date to provide insurance coverage for events, acts or omissions occurring on or prior to the First Closing Date, including in connection with this Agreement and the Transactions, for all persons who were directors, managers or officers of the First Closing Acquired Companies on or prior to the First Closing Date (the “Tail Policy”). On or prior to the Second Closing Date, Parent shall obtain, at Parent’s sole cost and expense, an endorsement to the Tail Policy with respect to the Second Closing Acquired Companies, for a period of six (6) years after the Second Closing Date to provide insurance coverage for events, acts or omissions occurring on or prior to the Second Closing Date, including in connection with this Agreement and the Transactions, for all persons who were directors, managers or officers of the Second Closing Acquired Companies on or prior to the Second Closing Date. Except for the foregoing endorsement, Parent shall not take any action to cancel or amend the Tail Policy following the First Closing.
(b)Buyer agrees that all rights to indemnification or exculpation now existing in favor of the directors, managers, and officers, as the case may be, of any Acquired Company acquired by Buyer at either Closing, as provided in each Acquired Company’s Organizational Documents, shall survive the applicable Closing and shall continue in full force and effect for a period of not less than six (6) years following the applicable Closing Date and that such Acquired Company will perform and discharge its obligations to provide such indemnity and exculpation after the applicable Closing; provided, however, that all rights to indemnification and exculpation in respect of any Proceeding arising out of or relating to matters existing or occurring at or prior to the Second Closing Date and asserted or made within such six (6)-year period shall continue until the final disposition of such Proceeding. From and after the applicable Closing, Buyer shall not, and shall cause each of its Affiliates (including, following the applicable Closing, the Acquired Companies) not to, amend, repeal or otherwise modify the indemnification provisions of any such Acquired Company’s Organizational Documents as in effect at the applicable Closing in any manner that would affect the rights thereunder of individuals who at the applicable Closing were directors, managers, officers, or agents of such Acquired Company.
(c)Buyer, for itself and on behalf of its Affiliates (including, following the applicable Closing, the Acquired Companies), successors, and permitted assigns, shall not institute any Proceeding in any Governmental Entity or before any other tribunal against any of directors, managers, officers of any Acquired Company as of immediately prior to the applicable Closing at which such Acquired Company is acquired by Buyer pursuant hereto, in their capacity as such, with respect to any Liabilities to the extent resulting from their approval of this Agreement or the Transactions.
(d)In the event Buyer, any Acquired Company acquired by Buyer pursuant hereto, or any of their respective successors or permitted assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then and in either such case, Buyer, any such Acquired Company, or any of their respective successors or permitted assigns shall make proper provision so that the successors and assigns of such Person, as the case may be, shall assume the obligations set forth in this Section 6.11.
(e)The provisions of this Section 6.11 shall survive the applicable Closing and continue for six (6) years thereafter. This Section 6.11 is intended to benefit the directors, managers and officers of the Acquired Companies acquired by Buyer pursuant hereto and any other Person (and each of their respective heirs, successors, and permitted assigns) referenced in this Section 6.11 or indemnified hereunder, each of whom may enforce the provisions of this Section 6.11 (whether or not a Party to this Agreement). All of the Persons referenced in the immediately preceding sentence are intended to be third party beneficiaries of this Section 6.11.
6.12Public Announcements. Except as contemplated in this Agreement during the Interim Periods, neither Party shall, nor shall any of their respective Affiliates or Representatives, without the written approval of the other Party, issue any press release or otherwise make any public statement with respect to this Agreement or the Transactions, except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange or stock market, in which case any Party so required to make the release or announcement shall allow the other Parties reasonable time to comment on such release or announcement in advance of such issuance; provided, that each of the Parties may make internal announcements to their respective employees regarding the Transactions.
6.13Further Assurances. The Parties will from time to time after the First Closing, upon the reasonable request of the other Party, and at its own expense, deliver or cause to be delivered to the designated Party such further documents and other instruments necessary or desirable (but excluding any additional representations or warranties) to effect, preserve, maintain or document the Transactions, in the manner and on the terms and conditions set forth herein.
6.14Employee Census. Upon reasonable request by Buyer and no earlier than five (5) Business Days prior to each anticipated Closing Date, Parent shall deliver to Buyer a census of the Business Employees as of the date of such request with respect to the categories of information described in Section 3.16(a).
6.15Listed IP; Miller Marks. Schedule 6.15 sets forth a list of each Acquired Company and the Listed IP that contains the name and mark LARRY H MILLER or LARRY MILLER, the signature of Mr. Larry H. Miller and/or the stylized “L” logo that each identified Acquired Company owns or uses in the operation of its Dealership Business, and which shall be retained by such Acquired Company following the applicable Closing and not otherwise licensed to such Acquired Company pursuant to the License Agreement (collectively, the “Miller Marks”).  Following the applicable Closing, Buyer agrees that the use of any Miller Mark by such Acquired Company shall be subject to Section 3 of the License Agreement (Limitations Of Use), as applicable, and Section 6 of the License Agreement (Morals) notwithstanding the expiration or termination of the License Agreement, except that with respect to Section 3(a) of the License Agreement, “Licensed Goods and Services” in that Section shall mean the applicable goods and services described in the applications and registrations set forth on Schedule 6.15, and if no goods and services are set forth for a Miller Mark, then “Licensed Goods and Services” shall mean all goods and services within Automotive Operations (as defined in the License Agreement). If

Buyer or an Acquired Company (or any of their respective Affiliates with respect to the applicable Miller Mark of a specific Acquired Company) materially breaches any of its obligations under Section 3 or Section 6 of the License Agreement, and the breaching party fails to cure said breach (if, with respect to a material breach under Section 6 of the License Agreement, such breach is curable to LHM Management’s satisfaction, in its sole discretion) within thirty (30) days of receipt of written notification thereof from Parent or LHM Management, then such Acquired Company shall cease use of such Miller Mark within the relevant wind-down period set forth in Section 8 (Rights and Obligations of the Parties Upon Termination or Reversion of Rights) of the License Agreement and then no later than the expiration of such wind-down period Buyer shall file, or cause such Acquired Company to file, a notice of abandonment or termination of the relevant Miller Mark with the applicable Governmental Entity and provide evidence of the same to Parent.  Furthermore, if Buyer or an Acquired Company (or any of their respective Affiliates with respect to the applicable Miller Mark of a specific Acquired Company) are subject to a Change of Control, then such Acquired Company shall cease use of such Miller Mark within the relevant wind-down period set forth in Section 8 of the License Agreement and Buyer shall also file, or cause such Acquired Company to file, a notice of abandonment or termination of the relevant Miller Mark with the applicable Governmental Entity and provide evidence of the same to Parent. The Parties shall, and shall cause each of their respective Affiliates to, execute such further documentation and perform such further actions, including the recordation of such documentation with appropriate authorities, as may be reasonably requested by such Party, to evidence or give effect to this Section 6.15 or to enforce the terms of this Section 6.15, including the loss, forfeiture, or termination of any Miller Marks for which the ownership and right to use any such Miller Mark is lost, forfeited, or terminated pursuant to the terms of this Section 6.15.  Buyer acknowledges and agrees that the rights granted under this Section 6.15 are personal in nature to each Acquired Company and none of the rights, interests or obligations under Section 6.15 may be assigned or delegated, in whole or in part, by operation of law or otherwise, by Buyer, any Acquired Company, or any of their respective Affiliates without Parent’s or LHM Management’s written Consent (such consent may be withheld in such Person’s sole discretion), and any such assignment or delegation without such prior written Consent shall be null and void ab initio and of no force or effect. LHM Management is intended to be a third party beneficiary of this Section 6.15.
6.16Tax Matters.
(a)Allocation of Straddle Period Tax Liability; Other Tax Covenants. For all purposes under this Agreement (including, for the avoidance of doubt, the preparation of any Tax Return and the determination of Pre-Closing Taxes) the following provisions shall apply:
(i)With respect to any Straddle Period, the portion of Taxes (or any Tax refund and amount credited against any Tax) that is allocable to the portion of the Pre-Closing Tax Period ending on the applicable Closing Date shall be: (x) in the case of property taxes and other Taxes imposed on a periodic basis without regard to income, gross receipts or sales, deemed to be the amount of such Taxes (or Tax refund or amount credited against Tax) for such entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days in the portion of such Straddle Period ending at the close of the applicable Closing Date and the denominator of which is the number of calendar days in such entire Straddle Period, and (y) in the case of all other Taxes, determined based on an interim closing of the books as of the close of business on the applicable Closing Date as though the taxable period ended at the close of the applicable Closing Date.
(ii)To the extent permitted by applicable Law, any and all Transaction Deductions shall be treated for Income Tax purposes as having been incurred by the

Acquired Companies, and reflected as a deduction on the Tax Returns of the Acquired Companies for the taxable period or portion thereof ending on the applicable Closing Date.
(iii)Except as otherwise specifically contemplated by this Agreement, any transactions (and any Taxes resulting from such transactions) outside Ordinary Course taken by the Acquired Companies on the applicable Closing Date but after the applicable Closing shall be treated as occurring on the day after the applicable Closing Date.
(iv)Within forty-five (45) days after the date hereof, Parent shall submit or shall cause to be submitted to Buyer for its review and reasonable comments a draft of a complete set of form reorganization documents (including draft tax elections) for one Acquired Company which is currently treated as an “S” corporation for income tax purposes (the “Form F Reorganization Documents”), which Form F Reorganization Documents shall be consistent with the Reorganization Step Plan. To the extent Buyer has any comments to the Form F Reorganization Documents, Buyer shall provide such comments to Parent in writing within ten (10) days thereafter and Parent shall reflect any reasonable comments provided by Buyer in the final Form F Reorganization Documents.
(v)At least five (5) Business Days prior to closing of the transactions contemplated by either Reorganization, Parent shall submit to Buyer (and its counsel) for Buyer’s review and reasonable comments all documents (including Tax elections to be filed with the applicable Tax authorities) effectuating the Reorganizations. To the extent Buyer has any comments to any such draft documents provided to Buyer, Buyer shall notify Parent in writing within two (2) Business Days after it receives drafts of such documents and Parent shall cause any such reasonable comments to be incorporated in such document prior to the completion of the Reorganizations.
(b)Tax Refunds. Any Tax refunds that are received by Buyer or any of its Affiliates (including, following the applicable Closing, for the avoidance of doubt, the Acquired Companies), and any amounts credited against any Tax in a Post-Closing Tax Period to which Buyer or any of its Affiliates (including, following each Closing, for the avoidance of doubt, the Acquired Companies) become entitled, in each case that relate to any Pre-Closing Tax Period (including the portion of any Straddle Period ending on the applicable Closing Date) shall be for the account of Parent, and Buyer shall pay to Parent, any such refund or the amount of any such credit within fifteen (15) days after receipt or entitlement thereto. At Parent’s written request and expense, Buyer shall timely and properly prepare, or cause to be prepared, and file, or cause to be filed, any claim for refund, amended Tax Return, or other Tax Return required to obtain any available Tax refunds from any Pre-Closing Tax Period.
(c)Post-Closing Actions. Buyer shall not, and shall not permit any of its Affiliates (including, after the applicable Closing for the avoidance of doubt, the Acquired Companies) to, (i) except upon Parent’s written request or as requested by Buyer and with

Parent’s prior written consent, not to be unreasonably withheld conditioned or delayed, file, re-file, supplement, or amend any Tax Return of any Acquired Company for any Pre-Closing Tax Period and (ii) make any Tax election for any Acquired Company with an effective date before the applicable Closing Date. Without Parent’s prior written consent (which may be given or withheld in its sole discretion), Buyer shall not, and shall not allow any of the Acquired Companies to, voluntarily approach any taxing authority regarding any Taxes or Tax Returns of any Acquired Company that were originally due before the applicable Closing Date.
(d)Transfer Taxes. All Transfer Taxes arising out of or in connection with the Transactions (other than the Reorganizations) shall be equally borne by Parent, on the one hand, and Buyer, on the other hand. All Transfer Taxes arising out of or in connection with the Reorganizations shall be borne by the Parent. Parent and Buyer shall fully cooperate regarding the filing of all necessary documentation and Tax Returns with respect to such Transfer Taxes.
(e)Preparation of Tax Returns and Payment of Taxes.
(i)Parent shall, at Parent’s expense, prepare (or cause to be prepared) and timely file all U.S. federal, state and local Income Tax Returns of the Acquired Companies with respect to any Tax period ending on or before the applicable Closing Date that are required to be filed with any Governmental Entity or taxing authority after such Closing Date (“Parent Prepared Tax Returns”). All such Parent Prepared Tax Returns shall be prepared in a manner consistent with past practice of the Acquired Companies, unless otherwise required by Law, and if applicable, in accordance with the covenants in Section 6.16(a). All such Parent Prepared Tax Returns shall be delivered to Buyer for review and comment as soon as available in reviewable format but in no event later than forty-five (45) days prior to their applicable due date (including extensions) of such Parent Prepared Tax Returns. Parent shall incorporate into such Tax Returns prior to filing any reasonable comments provided by Buyer within thirty (30) days after Buyer receives drafts of such Tax Returns. For the avoidance of any doubt, as part of its review rights of Parent Prepared Tax Returns of any Acquired Company pursuant to this Section 6.16(e)(i), Buyer shall be entitled to provide reasonable comments, to the Tax reporting of the Reorganizations on any such Parent Prepared Tax Returns of the Acquired Companies. Parent shall incorporate such comments provided by Buyer into such Parent Prepared Tax Returns.
(ii)Buyer shall prepare (or cause to be prepared) and timely file all Tax Returns that (x) are required to be filed by or with respect to the Acquired Companies for any Pre-Closing Tax Period other than any Parent Prepared Tax Returns, or (y) are for Straddle Periods of any Acquired Company (“Buyer Prepared Tax Returns”) and shall pay (or cause to be paid) any Taxes due in respect of such Tax Returns. All such Buyer Prepared Tax Returns shall be prepared if applicable, in accordance with the covenants in Section 6.16(a). All such Buyer Prepared Tax Returns shall be delivered to Parent for review and comment as soon as available in reviewable format but in no event later than thirty (30) days, with respect to Income Taxes, and ten (10) days, with respect to non-Income Taxes, prior to their applicable due date (including extensions) of such Buyer Prepared Tax Returns. Buyer shall incorporate into such Tax Returns prior to filing any reasonable comments provided by Parent in writing within fifteen (15) days, with respect to Income Taxes, and five (5) days, with respect to non-Income Taxes, after Parent receives drafts of such Tax Returns. To the extent Taxes due with such Buyer Prepared Tax Returns reflect any Pre-Closing Taxes, Parent shall pay or cause to be paid to Buyer, on behalf of the Owners, the amount of such Pre-Closing Taxes no later than five (5) days subsequent to the filing date of such Buyer Prepared Tax Returns (or the date of payment of such Pre-Closing Taxes due with such Buyer Prepared Tax Returns if such payment date is later than the filing date of such Buyer Prepared Tax Returns).
(f)Tax Treatment; Allocation. The Parties agree that for U.S. federal income tax purposes the sale of the Purchased Equity Interests by Parent and the purchase of the Purchased Equity Interests by Buyer shall be treated as the sale by Parent and the purchase by Buyer of all the assets of each Acquired Company. The Parties further agree that the Final Purchase Price as finally determined pursuant to Section 2.6 shall be allocated among the assets of the Acquired Companies as set out on Exhibit G attached hereto (the “Allocation Guidelines”) which Allocation Guidelines are intended to be consistent with Code Section 1060. Buyer shall prepare a draft of the Purchase Price allocation (the “Allocation”) within sixty (60) days after the date on which the Final Purchase Price is finally determined pursuant to Section 2.6, which Allocation shall be consistent with the Allocation Guidelines, and shall deliver such draft Allocation to Parent for review and comment. In the event of any dispute between Parent and Buyer with respect to such Allocation, the Parties shall negotiate in good faith to resolve such dispute; provided, however, that if the Parties are unable to resolve any dispute with respect to the Allocation within thirty (30) days after Parent provides notice to Buyer regarding Parent’s objection, such dispute shall be resolved in accordance with the procedure for protests under Section 2.6, mutatis mutandis; provided, that in resolving such dispute, the Accountant shall apply the Allocation Guidelines. The Allocation shall be updated based on the determination of the Final Purchase Price and shall take into account all amounts treated as adjustments to the Final Purchase Price, subject to the foregoing procedures with respect to preparation, review and dispute resolution. The Parties shall prepare and file all Income Tax Returns in a manner consistent with the Allocation and shall not take any position inconsistent therewith in the course of any audit, examination, or proceeding with respect to Taxes, unless otherwise required by a final “determination” (within the meaning of Section 1313(a) of the Code). In the event that any of the allocations set forth in the Allocation are disputed by any Governmental Entity or taxing authority, the Party receiving notice of such dispute shall (i) promptly notify and consult with the other Party concerning the resolution of such dispute and (ii) use reasonable commercial efforts to contest such dispute in a manner consistent with the Allocation.
(g)Indemnity for Pre-Closing Taxes.
(i)Indemnification. Parent shall indemnify each of the Buyer Indemnified Parties for (A) all Pre-Closing Taxes and (B) any and all Losses that any Buyer Indemnified Party incurs, or otherwise becomes subject to resulting from Pre-Closing Taxes. Following final determination of a Tax Contest, the

Parties agree that Buyer shall be entitled to recover, at Buyer’s election, either directly from Parent or the Indemnity Escrow Amount (if any), and that such payment shall be made not later ten than (10) days after demand for payment is presented by Buyer. For purposes of the preceding sentence with respect to a Tax Contest as defined herein, a “final determination” shall mean (i) the issuance of a final assessment, notice of deficiency or similar action by the applicable Taxing authority in the case of a Tax audit, examination or other administrative proceeding related to Pre-Closing Taxes, and (ii) the issuance of a final decision by a court of competent jurisdiction with respect to a judicial proceeding related to Pre-Closing Taxes, in each case with respect to any Pre-Closing Taxes for which Buyer would reasonably be expected to be entitled to indemnification pursuant to Section 6.16(g)(i). For purposes of the preceding two sentences with respect to Pre-Closing Taxes or related Losses that are not, or that do not involve, a Tax Contest, “final determination” shall mean the payment of Pre-Closing Taxes by Buyer or its Affiliates (including, after the applicable Closing, an Acquired Company) for which Buyer would reasonably be expected to be entitled to indemnification pursuant to Section 6.16(g)(i). In the event of a disagreement between the Parties with respect to a claim for indemnification under this Section 6.16(g), the conflict resolution procedures of Section 2.6 shall apply. For avoidance of doubt, (x) representations, covenants and Buyer’s right to present claims for indemnification with respect to such representations and covenants under this Section 6.16(g)(i) with respect to such items shall survive beyond the applicable Closing as provided in Section 8.1, and (y) none of the limitations provided in ARTICLE VIII shall apply with respect to Tax claims under this Section 6.16(g)(i).
(ii)Collateral Sources. The amount of any Loss for which indemnification is provided under this Section 6.16(g) shall be net of any amounts recovered by a Buyer Indemnified Party in respect of such Loss (1) from any insurance proceeds or other cash receipts or sources of reimbursement received as an offset against such Loss and (2) the amount of any Tax benefit attributable to such Loss that is actually realized by the Buyer Indemnified Party in or with respect to the taxable period in which such Loss is incurred, accrues or comes to the knowledge of Buyer. The Parties shall use and shall cause their Affiliates (including with respect to Buyer following the applicable Closing, the Acquired Companies) to use Commercially Reasonable Efforts to mitigate any Loss upon becoming aware of any event that would reasonably be expected to, or does, give rise thereto.
(iii)Treatment of Payments. The payment of any amounts pursuant to this Section 6.16(g) shall be treated as an adjustment to the Final Purchase Price.
(h)Tax Contests. Buyer shall deliver a written notice (a “Tax Contest Notice”) to Parent promptly following the occurrence of any demand, claim, or notice of commencement of a claim, proposed adjustment, assessment, audit, examination or other administrative or court proceeding with respect to any Pre-Closing Taxes for which Buyer would reasonably be expected to be entitled to indemnification pursuant to Section 6.16(g)(i) or which could reasonably be expected to negatively affect the Tax liability of the Seller Group for any Period (“Tax Contest”). Any written notice of a Tax Contest shall describe the nature of the claim, the amount thereof (if known and quantifiable) and the basis thereof. Parent must, within thirty (30) days after receipt of notice of the claim for indemnification, notify Buyer in writing as to whether Parent admits or disputes the claim described by Buyer. If Parent gives written notice that it agrees with the indemnification claim, then Buyer shall be entitled to indemnification pursuant to Section 6.16(g)(i).
(i)Subject to Section 6.16(h)(ii), Buyer shall control any Tax Contest; provided, however, Parent, at its sole cost and expense, shall (x) have the right to control any Tax Contest to the extent it relates to Income Taxes of any Acquired Company with respect to any period ending on or before the applicable Closing Date, and (y) have the right to participate in any other Tax Contest. For purposes of this Section 6.16(h), “participate” shall mean the right to review all written correspondence between the applicable Taxing authority and the taxpayer, to understand and comment with respect to the strategy for responding to the Tax Contest and the Tax issues involved in the Tax Contest, and to attend meetings between the applicable Taxing authority and the taxpayer if determined appropriate after good faith discussions between Buyer and Parent.
(ii)If Parent is entitled to and elects to control a Tax Contest, then (A) Parent shall provide Buyer prior written notice of such intent, and (B) Parent shall (x) keep Buyer reasonably informed regarding the status of such Tax Contest; (y) allow Buyer and the applicable Acquired Company, at the expense of Buyer, to participate in such Tax Contest; and (z) not settle, resolve, or abandon any such Tax Contest without the prior written Consent of Buyer (which shall not be unreasonably withheld, delayed, or conditioned).
(iii)If Parent is not entitled to or does not elect to control a Tax Contest, then Buyer shall (w) keep Parent reasonably informed regarding the status of such Tax Contest; (x) allow Parent, at its sole cost and expense, to participate in (but not control) such Tax Contest; (y) not settle, resolve, or abandon any such Tax Contest without the prior written Consent of Parent (which shall not be unreasonably withheld, delayed, or conditioned), and (z) if requested by Parent, settle (or cause the applicable Acquired Company to settle) the Tax Contest on terms acceptable to the applicable Governmental Entity and Parent; provided that such settlement, as determined by Buyer, will not result in any Buyer Indemnified Party incurring any Taxes or other Liability that Parent is not required to pay or indemnify under this Agreement.
6.17Transition Matters. The Parties shall use their Commercially Reasonable Efforts in connection with Buyer’s filings with any Governmental Entity with respect to any Permits required for Buyer’s operation of the applicable Acquired Company following the applicable Closing.
6.18Insurance. Following each applicable Closing, with respect to claims relating to events or circumstances relating to the Business and the applicable Acquired Companies that occurred or existed prior such Closing that are actually or potentially covered by insurance policies of Parent or its Affiliates, Parent shall, and shall cause its Affiliates to, cooperate with Buyer to submit any claims under such policies and shall, at the direction of Buyer, take all reasonable actions necessary to pursue such coverage under applicable policies. Buyer shall be entitled to any insurance proceeds arising out of any such claim, and Parent and its Affiliates shall cause any such proceeds to be paid or remitted to Buyer or its designee. Buyer shall indemnify, hold harmless and reimburse Parent or its applicable Affiliates for any deductibles, self-insured retentions, fees, legal fees, allocated claims expenses, claim-handling fees and other costs or expenses directly incurred as a result of Buyer’s access to such policies following the applicable Closing.
6.19280G. Prior to the First Closing Date, Parent shall use best efforts to cause each applicable Acquired Company and Total Care Entity to submit and recommend for approval to a stockholder vote the right of any Person who is a “disqualified individual” (as defined in Section 280G(c) of the Code) of the applicable Acquired Company and Total Care Entity (a “Disqualified Individual”) to receive or retain, as applicable, any payments and benefits that may be considered “parachute payments” within the meaning of Section 280G(b)(2) of the Code (“Parachute Payments”) to the extent necessary so that no payment received by such Disqualified Individual would be an “excess parachute payment” under Section 280G(b) of the Code (determined without regard to Section 280G(b)(4) of the Code), in a manner that satisfies the stockholder approval requirements under Section 280G(b)(5)(B) of the Code and the Treasury Regulations promulgated thereunder (such vote, the “280G Vote”). Prior to obtaining the 280G Vote, and at least one (1) week prior to the First Closing Date, Parent shall provide Buyer with a draft of all material documents related to the 280G Vote, including any disclosure documents and “disqualified individual” waivers and Buyer shall provide Parent with all information and documents reasonably necessary to allow Parent to determine whether any payments made or to be made or benefits granted or to be granted pursuant to any employment agreement or Contract entered into or negotiated by Buyer or any of its Affiliates, together with all other Parachute Payments could reasonably be considered to be Parachute Payments. Parent shall cause each applicable Acquired Company and Total Care Entity to incorporate into such documents any reasonable comments that are timely provided by Buyer.
ARTICLE VII
CONDITIONS TO CLOSINGS; TERMINATION
7.1Conditions to Obligation of all Parties. The respective obligation of each Party to effect the Transactions is subject to the satisfaction or waiver at or prior to each Closing of each of the following conditions:
(a)All applicable waiting periods under the Antitrust Laws shall have expired or been terminated, or clearances, approvals and/or Consents related thereto, as applicable, shall have been received.
(b)No Law or Order preventing the Transactions shall be in effect.
7.2Conditions to Obligation of Buyer at the First Closing. The obligation of Buyer to consummate the applicable Transactions at First Closing is subject to the satisfaction (or written waiver by Buyer) of the following conditions:
(a)(i) The representations and warranties set forth in ARTICLE III and ARTICLE IV (other than the Fundamental Representations) shall be true and correct (without giving effect to any materiality or Acquired Companies MAE qualifiers) at and as of the First Closing Date (after giving effect to the First Reorganization) with the same force and effect as if made on and as of the First Closing Date (other than such representations and warranties that refer specifically to an earlier date, which representations and warranties shall have been true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct has not had an Acquired Companies MAE with respect to the First Closing Acquired Companies and (ii) the Fundamental Representations shall be true and correct as and as of the First Closing Date with the same force and effect as if made on and as of the First Closing Date (other than such Fundamental Representations that refer specifically to an earlier date, which representations and warranties shall have been true and correct as of such earlier date); provided, however, that for purposes of determining whether each representations and warranties set forth in ARTICLE III and ARTICLE IV are true and correct for purposes of this Section 7.2(a), all matters shall be limited to the First Closing Acquired Companies.
(b)Each of Parent, and solely with respect to the Landcar Management Provisions, Landcar Management, shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by such Person at or prior to the First Closing Date.
(c)Buyer shall have received a certificate dated as of the First Closing Date executed by Parent to the effect that the conditions set forth in Sections 7.2(a) and 7.2(b) have been satisfied (the “Parent First Closing Certificate”).
(d)The transactions contemplated by the Real Estate Purchase Agreement related to the First Closing Acquired Companies shall have been consummated contemporaneously with the First Closing.
(e)All documents, certificates or instruments required to be delivered pursuant to Section 2.4(a) shall have been delivered.
(f)Manufacturer Consents that represent, in the aggregate, 2020 Revenue Percentages of no less than sixty-five percent (65%) shall have been obtained.
(g)During the First Interim Period, there shall not have occurred any Acquired Company MAE with respect to the First Closing Acquired Companies.
(h)The transactions contemplated by the Insurance Purchase Agreement to be consummated on the first closing thereof as provided therein shall have been consummated contemporaneously with the First Closing.
(i)Buyer shall have received reasonable assurances that the Department of Motor Vehicle, Bureau of Automotive Repair, or similar Governmental Entity, as applicable, shall, upon proper and timely filing or submission of the requisite documentation by Buyer whether contemporaneous with or immediately following the First Closing, issue to each First Closing Acquired Company each Permit that is necessary or required for such First Closing Acquired Company to operate its applicable Business as was being conducted as of immediately prior to the First Reorganization and also that, subject to Buyer’s compliance with such Governmental Entity’s direction, during the period between the First Closing and the date of such issuance, such First Closing Acquired Company may continue to so operate its applicable Business.

(j)The First Reorganization shall have been conducted in accordance with the First Reorganization Step Plan and Parent, Seller Group and their Affiliates shall have compiled in all respects with the obligations set forth in Section 6.16(a)(iv).
7.3Conditions to Obligation of Parent at the First Closing. The obligation of Parent to consummate the applicable Transactions at the First Closing is subject to the satisfaction (or written waiver by Parent) of the following conditions:
(a)The representations and warranties of Buyer set forth in ARTICLE V shall be true and correct at and as of the First Closing Date with the same force and effect as if made on and as of the First Closing Date (other than such representations and warranties that refer specifically to an earlier date, which representations and warranties shall have been true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct has not had a Buyer MAE.
(b)Buyer shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Buyer at or prior to the First Closing Date.
(c)Parent shall have received a certificate dated as of the First Closing Date executed by an appropriate officer of Buyer in his or her capacity as such (and not in his or her individual capacity) to the effect that the conditions set forth in Sections 7.3(a) and 7.3(b) have been satisfied (the “Buyer’s First Closing Certificate”).
(d)The transactions contemplated by the Real Estate Purchase Agreement related to the First Closing Acquired Companies shall have been consummated contemporaneously with the First Closing.
(e)The transactions contemplated by the Insurance Purchase Agreement to be consummated on the first closing thereof as provided therein shall have been consummated contemporaneously with the First Closing.
(f)All documents, certificates or instruments required to be delivered pursuant to Section 2.5(a) shall have been delivered.
(g)During the First Interim Period, there shall not have occurred any Buyer MAE.
7.4Conditions to Obligation of Buyer at the Second Closing. The obligation of Buyer to consummate the applicable Transactions at Second Closing is subject to the satisfaction (or written waiver by Buyer) of the following conditions:
(a)(i) The representations and warranties set forth in ARTICLE III and ARTICLE IV (solely with respect to Parent in the case of ARTICLE IV) (other than the Fundamental Representations) shall be true and correct (without giving effect to any materiality or Acquired Companies MAE qualifiers) at and as of the Second Closing Date (after giving effect to the Second Reorganization) with the same force and effect as if made on and as of the Second Closing Date (other than such representations and warranties that refer specifically to an earlier date, which representations and warranties shall have been true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct has not had an Acquired Companies MAE with respect to the Second Closing Acquired Companies and (ii) the Fundamental Representations shall be true and correct as and as of the Second Closing Date with the same force and effect as if made on and as of the Second Closing Date (other than such Fundamental Representations that refer specifically to an earlier date, which representations and warranties shall have been true and correct as of such earlier date); provided, however, that for purposes of determining whether each representations and warranties set forth in ARTICLE III and ARTICLE IV (solely with respect to Parent in the case of ARTICLE IV) are true and correct for purposes of this Section 7.4(a), all matters shall be limited to the Second Closing Acquired Companies.
(b)Parent shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Parent at or prior to the Second Closing Date.
(c)Buyer shall have received a certificate dated as of the Second Closing Date executed by Parent to the effect that the conditions set forth in Sections 7.4(a) and 7.4(b) have been satisfied (the “Parent Second Closing Certificate”).
(d)The transactions contemplated by the Real Estate Purchase Agreement related to the Second Closing Acquired Companies shall have been consummated contemporaneously with the Second Closing.
(e)All documents, certificates or instruments required to be delivered pursuant to Section 2.4(b) shall have been delivered.
(f)A (i) Manufacturer Consent, (ii) Manufacturer Denial, or (iii) exercise of a Manufacturer ROFR shall have been obtained with respect to each New Car Entity that is not a First Closing Acquired Company or an Excluded New Car Entity.
(g)Buyer shall have received reasonable assurances that the Department of Motor Vehicle, Bureau of Automotive Repair, or similar Governmental Entity, as applicable, shall, upon proper and timely filing or submission of the requisite documentation by Buyer whether contemporaneous with or immediately following the Second Closing, issue to each Second Closing Acquired Company each Permit that is necessary or required for such Second Closing Acquired Company to operate its applicable Business as was being conducted as of immediately prior to the Second Reorganization and also that, subject to Buyer’s compliance with such Governmental Entity’s direction, during the period between the Second Closing and the date of such issuance, such Second Closing Acquired Company may continue to so operate its applicable Business.
(h)The Second Reorganization shall have been conducted in accordance with the Second Reorganization Step Plan and Parent, Seller Group and their Affiliates shall have compiled in all respects with the obligations set forth in Section 6.16(a)(iv).
(i)During the Second Interim Period, there shall not have occurred any Acquired Company MAE with respect to the Second Closing Acquired Companies.
VII.5Conditions to Obligation of Parent at the Second Closing. The obligation of Parent to consummate the applicable Transactions at the Second Closing is subject to the satisfaction (or written waiver by Parent) of the following conditions:

(a)The representations and warranties of Buyer set forth in ARTICLE V shall be true and correct at and as of the Second Closing Date with the same force and effect as if made on and as of the Second Closing Date (other than such representations and warranties that refer specifically to an earlier date, which representations and warranties shall have been true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct has not had a Buyer MAE.
(b)Buyer shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Buyer at or prior to the Second Closing Date.
(c)Parent shall have received a certificate dated as of the Second Closing Date executed by an appropriate officer of Buyer in his or her capacity as such (and not in his or her individual capacity) to the effect that the conditions set forth in Sections 7.5(a) and 7.5(b) have been satisfied (the “Buyer’s Second Closing Certificate”).
(d)The transactions contemplated by the Real Estate Purchase Agreement related to the Second Closing Acquired Companies shall have been consummated contemporaneously with the Second Closing.
(e)All documents, certificates or instruments required to be delivered pursuant to Section 2.5(b) shall have been delivered.
(f)During the Second Interim Period, there shall not have occurred any Buyer MAE.
7.6Frustration of Closing Conditions. Neither Party may rely on or assert the failure of any condition set forth in this ARTICLE VII if such failure results from or was caused by such Person’s breach of, or failure to perform or comply with, any provision of this Agreement. For the avoidance of doubt, the failure of Buyer to obtain the Financing shall not be a condition to the obligation of Buyer to consummate the Transactions.
7.7Waiver of Conditions. All applicable conditions set forth in this ARTICLE VII shall be deemed to have been satisfied or waived from and after each Closing.
7.8Termination Prior to the First Closing. Notwithstanding anything to the contrary contained herein, this Agreement may be terminated, and the Transactions may be abandoned, prior to the First Closing solely:
(a)by the mutual written Consent of the Parties;
(b)by either Party, if an Order enjoining or prohibiting either Party from consummating Transactions is in effect and such Order has become final and non-appealable; provided, that the right to terminate this Agreement pursuant to this Section 7.8(b) shall not be available to any Party whose breach of, or failure to perform or comply with, any obligation under this Agreement has been the primary cause of the issuance of such Order;
(c)by Buyer, if a breach of any representation or warranty contained in ARTICLE III or ARTICLE IV or a failure to perform or comply with any covenant on the part of

Parent or Landcar Management (solely with respect to the Landcar Management Provisions) shall have occurred which (i) would result in a failure of one or more of the conditions set forth in Section 7.1 or Section 7.2 to be satisfied and (ii) is not cured by the earlier of (A) the First Outside Date and (B) 15 days following written notice to Parent; provided, that the right to terminate this Agreement pursuant to this Section 7.8(c) shall not be available to Buyer unless (1) Buyer shall have given Parent written notice, delivered at least 15 days prior to such termination (or promptly, if such notice is given within 15 days of the First Outside Date), stating Buyer’s intention to terminate this Agreement pursuant to this Section 7.8(c) and the basis for such termination and (2) Buyer has not materially breached any provision of this Agreement during the First Interim Period;
(d)by Parent, if a breach of any representation or warranty contained in ARTICLE V or a failure to perform or comply with any covenant on the part of Buyer shall have occurred which (i) would result in a failure of one or more of the conditions set forth in Section 7.1 or Section 7.3 to be satisfied and (ii) is not cured by the earlier of (A) the First Outside Date and (B) 15 days following written notice to Buyer; provided, that the right to terminate this Agreement pursuant to this Section 7.8(d) shall not be available to Parent unless (1) Parent shall have given Buyer written notice, delivered at least 15 days prior to such termination (or promptly, if such notice is given within 15 days of the First Outside Date), stating Parent’s intention to terminate this Agreement pursuant to this Section 7.8(d) and the basis for such termination and (2) neither Parent nor Landcar Management has materially breached or failed to perform or comply with any provision of this Agreement during the First Interim Period;
(e)by either the Party, if the First Closing shall not have occurred on or before March 1, 2022 (the “First Outside Date”); provided, however, that (i) if the non-terminating Party is in material compliance with its covenants set forth in Section 6.5 and either or both of (1) the conditions set forth in Section 7.1 have not been satisfied or (2) any other condition set forth in Sections 7.1, 7.2 or 7.3, in the case of any of the foregoing, has not been satisfied as a result of the effectiveness of a temporary restraining Order, preliminary or permanent injunction or other Order preventing the consummation of the Transactions arising with respect to Antitrust Laws, then the First Outside Date shall be automatically extended sixty (60) calendar days, and (ii) the right to terminate this Agreement pursuant to this Section 7.8(e) shall not be available to any Party who has materially breached or failed to perform or comply with any provision of this Agreement;
(f)by either Party, if the Real Estate Purchase Agreement or the Insurance Purchase Agreement is terminated prior to the First Closing; or
(g)by Parent, if (i) all of the conditions in Section 7.1 and Section 7.2 have been satisfied on or prior to the date that the First Closing is to be consummated in accordance with Section 2.3(a) (other than those conditions that by their nature are to be satisfied at the First Closing and that would be satisfied if there were such First Closing), (ii) Parent has confirmed by written notice to Buyer that (A) all of the conditions in Section 7.1 and Section 7.3 have been satisfied (other than those conditions that by their nature are to be satisfied at the First Closing) or that Parent is willing to waive and waives any such unsatisfied conditions and (B) Parent is ready, willing and able to consummate the First Closing, and (iii) Buyer fails to take the actions necessary to consummate the Transactions within three (3) Business Days after the date on which Parent delivered written notice to Buyer described in clause (ii) above.
7.9Termination Prior to the Second Closing. Notwithstanding anything to the contrary contained herein, this Agreement may be terminated solely with respect to the applicable Transactions related to the Second Closing, after the First Closing and prior to the Second Closing solely:
(a)by the mutual written Consent of the Parties;
(b)by either Party, if an Order enjoining or prohibiting either Party from consummating applicable Transactions related to the Second Closing is in effect and such Order has become final and non-appealable; provided, that the right to terminate such portion of this Agreement pursuant to this Section 7.9(b) shall not be available to any Party whose breach of, or failure to perform or comply with, any obligation under this Agreement has been the primary cause of the issuance of such Order;
(c)by Buyer, if a breach of any representation or warranty contained in ARTICLE III or ARTICLE IV or a failure to perform or comply with any covenant on the part of Parent or Landcar Management (solely with respect to the Landcar Management Provisions) shall have occurred which (i) would result in a failure of one or more of the conditions set forth in Section 7.1 or Section 7.4 to be satisfied and (ii) is not cured by the earlier of (A) the Second Outside Date and (B) 15 days following written notice to Parent; provided, that the right to terminate such portion of this Agreement pursuant to this Section 7.9(c) shall not be available to Buyer unless (1) Buyer shall have given Parent written notice, delivered at least 15 days prior to such termination (or promptly, if such notice is given within 15 days of the Second Outside Date), stating Buyer’s intention to terminate such portion of this Agreement pursuant to this Section 7.9(c) and the basis for such termination and (2) Buyer has not materially breached or failed to perform or comply with any provision of this Agreement during the Second Interim Period;
(d)by Parent, if a breach of any representation or warranty contained in ARTICLE V or a failure to perform or comply with any covenant on the part of Buyer shall have occurred which (i) would result in a failure of one or more of the conditions set forth in Section 7.1 or Section 7.5 to be satisfied and (ii) is not cured by the earlier of (A) the Second Outside Date and (B) 15 days following written notice to Buyer; provided, that the right to terminate such portion of this Agreement pursuant to this Section 7.9(d) shall not be available to Parent unless (1) Parent shall have given Buyer written notice, delivered at least 15 days prior to such termination (or promptly, if such notice is given within 15 days of the Second Outside Date), stating Parent’s intention to terminate such portion of this Agreement pursuant to this Section 7.9(d) and the basis for such termination and (2) neither Parent nor Landcar Management has materially breached any provision of this Agreement during the Second Interim Period; and (ii) Parent has not materially breached or failed to perform or comply with any provision of this Agreement during the Second Interim Period;
(e)by either the Party, if the Second Closing shall not have occurred on or before June 30, 2022 (the “Second Outside Date”); provided, that the right to terminate such portion of this Agreement pursuant to this Section 7.9(e) shall not be available to any Party who has materially breached or failed to perform or comply with any provision of this Agreement;
(f)by either Party, if the Real Estate Purchase Agreement or the Insurance Purchase Agreement is terminated prior to the Second Closing; or
(g)by Parent, if (i) all of the conditions in Section 7.1 and Section 7.4 have been satisfied on or prior to the date that the Second Closing is to be consummated in accordance with Section 2.3(b) (other than those conditions that by their nature are to be satisfied at the Second Closing and that would be satisfied if there were such Second Closing), (ii) Parent has confirmed by written notice to Buyer that (A) all of the conditions in Section 7.1 and Section 7.5 have been satisfied (other than those conditions that by their nature are to be satisfied at the Second Closing) or that Parent is willing to waive and waives any such unsatisfied conditions and (B) Parent is ready, willing and able to consummate the Second Closing, and (iii) Buyer fails to take the actions necessary to consummate the Transactions within three (3) Business Days after the date on which Parent delivered written notice to Buyer described in clause (ii) above.
7.10Effect of Termination.
(a)The valid termination of this Agreement in accordance with Section 7.8 shall terminate all rights and obligations of the Parties and none of the Parties shall have any Liability to any other Parties, except that (i) Sections 6.4(g), this Section 7.10 (including the obligation to pay the Termination Fee and Recovery Costs (as defined below), if applicable), and ARTICLE IX (and, in each case, any definitions used therein) shall survive any such termination and (ii) nothing herein shall relieve either Party from any Liability for any intentional, willful, or fraudulent breach of this Agreement prior to such termination. In the event of termination of this Agreement, and regardless of the reason for the termination, the Confidentiality Agreement shall continue in full force and effect in accordance with their respective terms and any such termination shall not amend, modify, release, waive or otherwise limit any rights or obligations under the Confidentiality Agreement. The valid termination of this Agreement in accordance with Section 7.9 shall terminate all rights and obligations of the Parties solely with respect to the Transactions contemplated by the Second Closing and none of the Parties shall have any Liability to any other Parties with respect thereto, except that (i) Sections 6.4(g), this Section 7.10 (including the obligation to pay the Termination Fee and Recovery Costs (as defined below), if applicable), and ARTICLE IX (and, in each case, any definitions used therein) shall survive any such termination and (ii) nothing herein shall relieve either Party from any Liability for any intentional, willful, or fraudulent breach of this Agreement prior to such termination; provided, however, that notwithstanding such termination with respect to the Transactions contemplated by the Second Closing shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term with respect to the Transactions contemplated by the First Closing.
(b)In the event that this Agreement is terminated by Parent pursuant to (A) Sections 7.8(b) or 7.9(b) (at a time in which this Agreement was terminable by Parent pursuant to Sections 7.8(d) or 7.9(d)), (B) Sections 7.8(d) or 7.9(d), or (C) Sections 7.8(g) or 7.9(g), then Buyer shall pay, or cause to be paid, to Parent the Termination Fee without offset or deduction of any kind, within two (2) Business Days following such termination by wire transfer of immediately available funds to accounts specified by Parent in writing to Buyer. If Buyer fails to timely pay the Termination Fee when due pursuant to this Section 7.10(b), then in addition to the Termination Fee, Buyer shall pay, or cause to be paid, to Parent the reasonable costs and expenses (including reasonable attorneys’ fees) incurred in connection with enforcing its rights hereunder, including the payment of the Termination Fee, together with interest on the Termination Fee at the rate of four percent (4)% per annum compounding quarterly from the date such payment was required to be made through the date such payment is actually received (collectively, the “Recovery Costs”). Solely for purposes of establishing the basis for the amount thereof, it is agreed that the Termination Fee is liquidated damages, and not a penalty, and the payment of the Termination Fee in the circumstances specified herein is supported by due and sufficient consideration (including the fact that Parent would not be entitled to receive the Aggregate Base Purchase Price (as adjusted) and would suffer other Losses of an incalculable nature and amount).
(c)Notwithstanding anything herein to the contrary, each Party acknowledges and agrees that, from and after a valid termination of this Agreement in accordance with Sections 7.8 or 7.9 and as to which Section 7.10(b) applies, the rights, as applicable, of Parent to receive (i) the Termination Fee, (ii) the Recovery Costs (if any), and (iii) any indemnification or expense reimbursement obligations under Section 6.4(g) (collectively, the “Obligations”), if such Obligations are payable and are actually indefeasibly paid in full, shall be the sole and exclusive remedy (whether based in contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable laws or otherwise) of Parent and any of its Affiliates against Buyer, its shareholders, and any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, equityholder, controlling person, or other Affiliate, Representatives or permitted assignee of, and any financial advisor or lender to, Buyer, or any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, equityholder, controlling person, or other Affiliate, Representatives or permitted assignee of, and any financial advisor, Financing Source Party or other lender to, any of the foregoing arising out of this Agreement.
ARTICLE VIII
INDEMNIFICATION
8.1Survival. The representations and warranties contained in ARTICLE III and ARTICLE IV with respect to the applicable Acquired Companies shall survive the applicable Closing and shall terminate one (1) year after the applicable Closing Date; provided, however, that (a) the representations and warranties contained in Section 3.17 (Tax Matters) shall survive the applicable Closing and shall terminate on the date that is sixty (60) days after the expiration of the applicable statute of limitations and (b) the Fundamental Representations shall survive the applicable Closing and shall terminate three (3) years after the applicable Closing Date. All covenants and agreements of the Parties contained herein that require performance at or prior to the applicable Closing shall survive the applicable Closing until the date that is twelve (12) months after the applicable Closing Date and the covenants and agreements that require performance following the applicable Closing shall survive the applicable Closing until the earlier of the full performance of such covenant or agreement and the period explicitly specified therein, and if no term is specified, then for twenty (20) years following the applicable Closing Date. Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the non-breaching party to the breaching party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of the relevant representation, warranty, covenant or agreement and such claims shall survive until finally resolved.
8.2Indemnification by Parent.
(a)Following the applicable Closing, subject to the terms of this ARTICLE VIII, Parent shall indemnify and hold harmless Buyer and its Affiliates (including the Acquired Companies) and their respective successors, permitted assigns, equityholders, officers, directors, employees, Representatives, members, partners and agents (collectively, the “Buyer Indemnified Parties”) from and against, without duplication, any Losses incurred or suffered by any Buyer Indemnified Party arising out of, relating to or resulting from any breach of any of the representations or warranties contained in ARTICLE III or ARTICLE IV  as of the date such representation or warranty was made and as if such representation or warranty was made at and as of the Closing (except for any such representations or warranties that speak as of a specific date, the breach of which shall be determined as of such specified date), in each case, with respect to the Acquired Companies purchased by Buyer pursuant hereto, any breach of any of the covenants or agreements of Parent and Landcar Management (solely with respect Landcar Management, a breach of a Landcar Management Provision during the First Interim Period) of the covenants or agreements in this Agreement (other than any breach or violation of, or failure to fully perform, any covenant, agreement, undertaking or obligation by Parent in Section 6.16, it being understood that the sole remedy for any such breach, violation or failure shall be pursuant to Section 6.16), any Closing Indebtedness and Closings Unpaid Transaction Expenses solely to the extent not reflected in the calculation of the Final Purchase Price or the components thereof, and any plan subject to Title IV of ERISA which an Acquired Company or a present or former member of its Controlled Group participated in, sponsored, or contributed to prior to the applicable Closing.
(b)Subject to the terms of this ARTICLE VIII, the obligation of Parent to indemnify the Buyer Indemnified Parties for Losses with respect to Section 8.2(a) is subject to the limitations below.
(i)Parent shall not be required to provide indemnification to any Buyer Indemnified Party pursuant to Section 8.2(a)(i) unless the aggregate amount of Losses incurred or suffered by Buyer Indemnified Parties from the matters contained in Section 8.2(a)(i) exceeds the Aggregate Deductible, and then Buyer Indemnified Parties shall be entitled to indemnification for only the amount in excess of the Aggregate Deductible.
(ii)In no event shall the aggregate amount of Losses for which Parent is obligated to indemnify Buyer Indemnified Parties pursuant to Section 8.2(a)(i) exceed the Aggregate Cap.
(iii)Parent shall not be required to provide indemnification to any Buyer Indemnified Party pursuant to Section 8.2(a)(i) in connection with any single item or group of related items that results in indemnifiable Losses that do not exceed $25,000 (“De Minimis Losses”); provided, however, De Minimis Losses shall apply towards Buyer satisfying the Aggregate Deductible.

(iv)Parent shall not be required to provide indemnification to any Buyer Indemnified Party pursuant to Section 8.2(a)(i) in connection with any single item or group of related items that results in Losses that do not exceed $5,000 (the “Minimum Threshold Losses”); provided, however, no Minimum Threshold Losses shall apply towards Buyer satisfying the Aggregate Deductible.
(v)Notwithstanding anything contained in this Section 8.2(b), none of the Minimum Threshold Losses, De Minimis Losses, the Aggregate Deductible, or the Aggregate Cap shall apply to such claim for indemnification pursuant Sections 8.2(a)(i) (solely with respect to Fundamental Representations), 8.2(a)(ii), 8.2(a)(iii) or 8.2(a)(iv).
(vi)The maximum aggregate Liability of Parent for all indemnifiable Losses under this ARTICLE VIII and Section 6.16(g) shall not exceed the Final Purchase Price.
(vii)All indemnifiable Losses with respect to any indemnification claim made pursuant to Section 8.2(a)(i) shall be satisfied as follows: (1) first, from the Indemnity Escrow Amount until such funds are depleted or released in accordance with the Escrow Agreement and (2) second, by direct recourse to Parent.
8.3Indemnification by Buyer.
(a)Following the applicable Closing, subject to the terms of this ARTICLE VIII, Buyer agrees to indemnify and hold harmless Parent and its Affiliates (excluding the Acquired Companies purchased by Buyer pursuant hereto) and their respective successors, permitted assigns, equityholders, officers, directors, employees, Representatives, members, partners and agents (collectively, the “Parent Indemnified Parties” and, together with the Buyer Indemnified Parties, an “Indemnified Party”) from and against any Losses incurred or suffered by any Parent Indemnified Party arising out of, relating to or resulting from (i) any breach of any of the representations or warranties made by Buyer in ARTICLE V of this Agreement as of the date such representation or warranty was made and as if such representation or warranty was made at and as of the Closing (except for any such representations or warranties that speak as of a specific date, the breach of which shall be determined as of such specified date) or (ii) any breach of any of the covenants or agreements of Buyer in this Agreement.
(b)The obligation of Buyer to indemnify the Seller Indemnified Parties for Losses with respect to the matters contained in Section 8.3(a)(i) (other than with respect to Fundamental Representations) is subject to the following limitations: (i) Buyer shall not be required to provide indemnification to any Seller Indemnified Party pursuant to Section 8.3(a)(i), unless the aggregate amount of Losses incurred or suffered by Seller Indemnified Parties from the matters contained in Section 8.3(a)(i) exceeds the Aggregate Deductible, and then Seller Indemnified Parties shall be entitled to indemnification for only the amount in excess of the Aggregate Deductible; and (ii) in no event shall the aggregate amount of Losses for which Buyer is obligated to indemnify Seller Indemnified Parties pursuant to Section 8.3(a)(i) exceed the Aggregate Cap. In addition to the foregoing limitations, with respect to a claim for indemnification under Section 8.3(a)(i) (solely with respect to Fundamental Representations) or

Section 8.3(a)(ii), (x) neither the Aggregate Deductible nor the Aggregate Cap shall apply to such claim and (y) Buyer shall not be required to provide indemnification to any Parent Indemnified Party, individually or in the aggregate, in excess of the Final Purchase Price.

8.4Additional Limitations.
(a)With respect to indemnification claims made under Section 8.2(a)(i) or Section 8.3(a)(i), for purposes of determining breach and calculating the amount of any Losses attributable to any such breach, inaccuracy or noncompliance, all references to “material,” “materiality,” “material respects”, “Material Adverse Effect,” “Acquired Companies MAE,” “Buyer MAE” and similar qualifications shall be disregarded; provided, however, (i) the defined terms of “Acquired Companies MAE” (when used in Section 3.7), Material Customers and Material Suppliers, and (ii) the word “material” and similar qualifications when used in Sections 3.5(c), 3.8, 3.11(a), and 3.15(a) in each case, will not be disregarded as otherwise provided by this Section 8.4(a).
(b)
    Notwithstanding anything contained herein to the contrary, no Buyer Indemnified Party shall be entitled to recover against any Seller under Section 8.2, (1) with respect to any Losses for punitive, or exemplary damages, except in the case of an Indemnifying Party’s obligation to indemnify a Buyer Indemnified Party for amounts paid to a third party where such amounts are awarded in connection with a Third Party Claim (or settlement thereof) or (2) if the matter was expressly taken into account in the calculation of the Final Purchase Price.
(ii)Notwithstanding anything contained herein to the contrary, no Seller Indemnified Party shall be entitled to recover against Buyer under Section 8.3, with respect to any Losses for punitive, or exemplary damages, except in the case of an Indemnifying Party’s obligation to indemnify a Seller Indemnified Party for amounts paid to a third party where such amounts are awarded in connection with a Third Party Claim (or settlement thereof).
(c)The amount of any Loss for which indemnification is provided under this ARTICLE VIII shall be net of any amounts actually recovered by the Indemnified Party in respect of such Loss (i) pursuant to any indemnification by or indemnification agreement with any third party, (ii) from any insurance proceeds received in respect of such Loss, and (iii) the amount of any Tax benefit attributable to such Loss and used by the Indemnified Party to reduce its Tax liability in the year the Indemnified Party realizes the Loss. The Parties shall use and shall cause their Affiliates to use Commercially Reasonable Efforts to mitigate any Loss upon becoming aware of any event that would reasonably be expected to, or does, give rise thereto. Without limiting the generality of the foregoing, prior to (or simultaneous with) seeking indemnification under Section 8.2(a)(i) (other than with respect to any Fundamental Representations), each Buyer Indemnified Party shall use Commercially Reasonable Efforts to make a claim and obtain recovery (which shall not include, for the avoidance of doubt, initiating (or threatening to initiate) a Proceeding) under all insurance policies covering any such Losses. If the amount to be netted hereunder from any payment required under this ARTICLE VIII is determined after payment by the Indemnifying Party of any amount otherwise required to be paid to an Indemnified Party pursuant to this ARTICLE VIII, the Indemnified Party shall repay to the Indemnifying Party, promptly after such determination, any amount that the Indemnifying Party would not have had to pay pursuant to this ARTICLE VIII had such determination been made at the time of such payment (but after taking into account any Taxes, fees, costs or expenses incurred in connection with recovering any such amounts (including any increases in insurance premiums resulting therefrom), it being understood that all fees, costs and expenses incurred by the Indemnified Party in mitigating damages or otherwise recovering any Losses shall be deemed Losses hereunder).
8.5Procedures Relating to Indemnification.
(a)An Indemnified Party shall give prompt written notice (a “Claim Notice”) to the party or parties obligated to provide indemnification (the “Indemnifying Party”) after the Indemnified Party first becomes aware of any event or other facts (including any Third Party Claim) that has resulted or that might result in any Loss for which the Indemnified Party is entitled to any indemnification under Section 8.2 and Section 8.3, subject to the terms and conditions of this ARTICLE VIII (such claim, an “Indemnification Claim”); provided, that failure to give such notification shall not affect such Indemnified Party’s right to indemnification hereunder and shall not relieve the Indemnifying Party from any of its obligations under this ARTICLE VIII except to the extent the Indemnifying Party is actually prejudiced by such failure.
(b)After the giving of any Claim Notice pursuant hereto, the Indemnifying Party shall respond within twenty (20) Business Days after receipt thereof (the “Claim Response”). Any Claim Response must specify whether the Indemnifying Party disputes the Indemnification Claim described in the Claim Notice and the basis of such dispute. If the Indemnifying Party does not notify the Indemnified Party within 20 Business Days following its receipt of such Claim Notice that such Indemnifying Party disputes its Liability to the Indemnified Party under this ARTICLE VIII, such Indemnification Claim specified in the Claim Notice shall be deemed disputed by the Indemnifying Party under this ARTICLE VIII.
(c)If the Indemnifying Party has timely disputed its liability with respect to such claim through the delivery of a Claim Response or otherwise has not timely delivered a Claim Response, the Indemnifying Party and the Indemnified Party shall use commercially reasonable efforts to negotiate in good faith a resolution of such dispute and, if not timely resolved through negotiations within twenty (20) days after the conclusion of the twenty (20) Business Day response period, such dispute shall be resolved in a court of competent jurisdiction in accordance with Section 9.7.
(d)Any amounts payable by Parent or Buyer to the Indemnified Party as so finally determined shall be paid by wire transfer of immediately available funds within ten (10) Business Days after such final determination.

8.6Notice and Opportunity to Defend. If there occurs an indemnifiable event which involves any claim or the commencement of any action or proceeding by a third Person, including any Governmental Entity (a “Third Party Claim”), the Indemnified Party will give such Indemnifying Party prompt written notice of such Third Party Claim or the commencement thereof. The failure to provide prompt notice as provided herein will relieve the Indemnifying Party of its obligations hereunder only if, and to the extent that, such failure actually prejudices the Indemnifying Party hereunder. In the event that a Third Party Claim is brought against an Indemnified Party and such Indemnified Party has notified the Indemnifying Party of the commencement thereof pursuant to this Section 8.6, the Indemnifying Party shall be entitled to assume the defense thereof, with counsel selected by the Indemnifying Party; provided, however, that the Indemnifying Party shall not be entitled to assume the defense (unless otherwise agreed to in writing by the Indemnified Party) if (a) the Third Party Claim relates primarily to any criminal Proceeding, indictment, allegation or investigation, (b) the Third Party Claim primarily seeks an injunction or equitable relief against the Indemnified Party, (c) the Losses relating to the Third Party Claim are reasonably likely to exceed the maximum amount that the Indemnified Party would then be entitled to recover from the Indemnifying Party under the applicable provisions of this Agreement, or (d) the Indemnifying Party is also a party or has an interest in such claim, which interest conflicts with the interests of the Indemnified Party. After notice from the Indemnifying Party to the Indemnified Party of such election to assume the defense thereof, the Indemnifying Party shall not be liable to the Indemnified Party hereunder for any legal costs or expenses of other counsel or any other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof, except as otherwise provided in this ARTICLE VIII. The Indemnifying Party and the Indemnified Party agree to cooperate fully with each other and their respective counsel in connection with the defense, negotiation or settlement of any such Third Party Claim. If the Indemnifying Party elects to assume the defense of a Third Party Claim as contemplated hereunder, the Indemnified Party shall have the right to participate in (but not control) the defense of such Third Party Claim. If the Indemnifying Party assumes the defense of an action, no settlement or compromise thereof may be effected (i) by the Indemnifying Party without the written consent of the Indemnified Party unless (A) the settlement seeks only monetary relief and all such relief provided is paid or satisfied in full by the Indemnifying Party, (B) the settlement or compromise provides for a full release by the party of the Indemnified Party with respect to the claim(s) being settled and (C) the settlement or compromise does not contain any admission of finding or wrongdoing on behalf of the Indemnified Party or (ii) by the Indemnified Party without the consent of the Indemnifying Party. If the Indemnifying Party does not assume or is not permitted to assume the defense of an action, no settlement or compromise thereof may be effected without the Indemnifying Parties consent (such consent not to be unreasonably withheld, conditioned or delayed).
8.7Tax Claims. Notwithstanding any other provision of this Agreement, the control of any claim, assertion, event or proceeding in respect of Pre-Closing Taxes (including, but not limited to, any such claim in respect of a breach of the representations and warranties in Section 3.17 or any breach or violation of or failure to fully perform an covenant, agreement, undertaking or obligation in Section 6.16, or a Tax Contest) shall be governed exclusively by Sections 6.16(g) and 6.16(h), respectively.

8.8Treatment of Indemnification Payments. The Parties agree that any indemnification payments made pursuant to this ARTICLE VIII shall be treated as an adjustment to the Final Purchase Price for Tax purposes, unless otherwise required by applicable Law.
8.9Disbursement of Indemnity Escrow Amount. On the first (1st) Business Day following the one (1) year anniversary of each applicable Closing Date, Buyer and Parent shall promptly, but in any event within three (3) Business Days after such date, jointly instruct the Escrow Agent to disburse to Parent the remaining portion of the Indemnity Escrow Amount (net of any unresolved and/or unpaid indemnifiable claims received by the Escrow Agent pursuant to the terms of this ARTICLE VIII) by wire transfer of immediately available funds to the account designated by Parent.
8.10Exclusive Remedy. Subject to the limitations set forth in this ARTICLE VIII, notwithstanding anything contained herein to the contrary, except in connection with (a) disputes under Section 2.6 with respect to the Post-Closing Statement and determination of the Final Purchase Price (which shall be governed exclusively by Section 2.6), (b) Pre-Closing Taxes (which shall be governed exclusively by Section 6.16), (c) claims for equitable relief (including Section 9.13) or Fraud, (d) enforcement of rights and remedies of any Party under the License Agreement or Escrow Agreement or (e) disputes which relate to a dispute with a Manufacturer which shall be governed exclusively by Section 6.1(d), (i) the indemnification provisions of this ARTICLE VIII shall be the sole and exclusive remedy of Parties following each Closing for any inaccuracy or misrepresentation of any representations or warranties with respect to the Acquired Companies related to such Closing and any nonfulfillment or breach of any covenant or agreement of the Parties arising out of or in connection with the Transactions, and (ii) subject to the foregoing (including clause (i)), the Parties waive, from and after the applicable Closing, any and all remedies (whether for rescission, breach of contract, tort or any other theory of liability) that one Party may have against the other relating to the provisions of this Agreement or the applicable Transactions.
ARTICLE IX
MISCELLANEOUS
9.1Notices. Any notice, request, demand, waiver, Consent or other communication which is required or permitted hereunder shall be in writing and shall be deemed given: (a) on the date established by the sender as having been delivered personally, (b) on the date delivered by a private courier as established by the sender by evidence obtained from the courier, (c) on the date sent by electronic mail, with confirmation of receipt, if sent prior to 5:00 p.m. (Mountain), or if sent later, then on the next Business Day, or (d) on the fifth (5th) Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:
If to Buyer (or, if after the applicable Closing, any applicable Acquired Company), to:

Asbury Automotive Group, Inc.
2905 Premiere Parkway, Suite 300
Duluth, Georgia 30097

Attn: George Villasana
E-mail: gvillasana@asburyauto.com

With a required copy (which shall not constitute notice) to:

Jones Day
1221 Peachtree Street, N.E., Suite 400
Atlanta, GA 30361
Attn: Joel T. May
E-mail: jtmay@jonesday.com

Hill Ward Henderson
101 E. Kennedy Blvd, Suite 3700
Tampa, FL 33602
Attn: Kevin Sutton
E-mail: kevin.sutton@hwlaw.com

If to Parent, Parent Guarantor, or Landcar Management (or, if during the applicable Interim Period, any applicable Acquired Company), to:

c/o Miller Management Corporation
9350 South 150 East
Suite 900
Sandy, UT 84070
Attn: Sarah Starkey
E-mail: sarah.starkey@lhm.com

With a required copy (which shall not constitute notice) to:
Katten Muchin Rosenman LLP
525 West Monroe Street
Suite 1900
Chicago, Illinois 60661
Attention: Adam R. Klein and P. Gregory Hidalgo
E-mail: adam.klein@katten.com and greg.hidalgo@katten.com
or to such other address or to the attention of such Person or Persons as the recipient Party has specified by prior written notice to the sending Party (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereafter maintain).
9.2Entire Agreement. This Agreement (together with the Disclosure Schedules and the Exhibits hereto), the Ancillary Documents, and the Confidentiality Agreement constitute the sole and entire agreement of the Parties with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter.

9.3Amendments and Waivers. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by the Parties, or in the case of a waiver, by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Notwithstanding the foregoing, none of Sections 7.10(c), 9.5, 9.6 (solely with respect to the second sentence), 9.7(b), 9.7(c), 9.13 (solely with respect to the second sentence), 9.15(b) and this Section 9.3 (and any provision of this Agreement to the extent an amendment, modification, waiver, supplement or termination of such provision would modify the substance of any of such Sections) may be amended, amended and restated, waived, supplemented, terminated or otherwise modified in any manner that impacts or is adverse to any Financing Sources without the written consent of such Financing Sources.
9.4Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the greatest extent possible. If any one or more of the provisions of this Agreement shall for any reason be held to be excessively broad as to time, duration, geographical scope, activity, or subject, each such provision shall be construed, by limiting and reducing it, so as to be enforceable to the extent compatible with applicable Law then in force.
9.5No Third Party Beneficiaries. Except as provided in Sections 6.3(b), 6.7, 6.11, 6.15, 9.14, and 9.15, which are intended to benefit and may also be enforced directly by Katten and the Nonparty Affiliates, and Sections 7.10(c), 9.3, 9.6 (solely with respect to the second sentence), 9.7(b), 9.7(c), 9.13 (solely with respect to the second sentence), 9.15(b), and this Section 9.5, which are intended to benefit and may be relied upon by the Financing Sources (with respect to themselves or the Financing Source Parties, as the case may be), as applicable, no provision of this Agreement is intended to confer upon any Person (other than the Parties) any rights or remedies hereunder.
9.6Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any Party without the prior written Consent of the other Parties, and any such assignment without such prior written Consent shall be null and void ab initio and of no force or effect. Notwithstanding the forgoing, Buyer may, without consent of Parent (a) collaterally assign its rights (but not its obligations) under this Agreement to the Financing Sources and (b) following the Second Closing, assign this Agreement to any Affiliate; provided, that no such assignment shall release or relieve Buyer from any of Buyer’s obligations or liabilities hereunder, whether arising prior to or after the date of such assignment. Any permitted assignment shall provide that the assigning Party shall continue to be bound by all obligations hereunder as if such assignment had not occurred and perform such obligations to the extent that its permitted assignee fails to do so. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns.
9.7Governing Law; Forum; Waiver of Jury Trial.
(a)This Agreement and all disputes or controversies arising out of this Agreement or the Transactions shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than those of the State of Delaware.
(b)In addition, (i) each of the Parties irrevocably (A) submits to the personal jurisdiction of the Delaware Court of Chancery in and for New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such dispute, the United States District Court for the District of Delaware, or in the event (but only in the event) that such United States District Court also does not have jurisdiction over such dispute, any Delaware State court sitting in New Castle County, in the event any dispute (whether in contract, tort or otherwise) arises out of this Agreement or the Transactions, (B) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (C) waives any objection to the laying of venue of any Proceeding relating to this Agreement or the Transactions in such court, (D) waives and agrees not to plead or claim in any such court that any Proceeding relating to this Agreement or the Transactions brought in any such court has been brought in an inconvenient forum, and (E) agrees that it will not bring any Proceeding relating to this Agreement or the Transactions in any court other than the Delaware Court of Chancery in and for New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such Action, the United States District Court for the District of Delaware, or in the event (but only in the event) that such United States District Court also does not have jurisdiction over such Proceeding, any Delaware State court sitting in New Castle County. Each Party agrees that (i) service of process upon such Party in any such Proceeding shall be effective if notice is given in accordance with Section 9.1 and (ii) notwithstanding anything herein to the contrary, such Party (A) will not bring or support any Proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Source Party in any way relating to this Agreement or the Transactions, including any dispute arising out of or relating in any way to the Debt Commitment Letter or any other letter or agreement relating to the Financing (including any fee letters or engagement letters related thereto), the performance thereof or the transactions contemplated thereby, in any forum other than exclusively in the jurisdiction of any New York State court or Federal court of the United States of America sitting in New York County, and any appellate court from any thereof, (B) submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts, (C) agrees that service of process, summons, notice or document by registered mail addressed to it at its address provided in Section 9.1 shall be effective service of process against it for any such action brought in any such court, (D) waives and hereby irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court and (E) agrees that a final, non-appealable Order in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by Proceeding on such Order or in any other manner provided by Law.
(c)EACH PARTY WAIVES TRIAL BY JURY IN ANY PROCEEDING BROUGHT BY ANY OF THEM AGAINST THE OTHER ARISING OUT OF OR IN ANY WAY IN CONNECTION WITH THIS AGREEMENT (INCLUDING ANY PROCEEDING AGAINST ANY FINANCING SOURCE PARTY OR ANY PROCEEDING ARISING OUT OF RELATING IN ANY WAY TO THE FINANCING, THE DEBT COMMITMENT LETTER, OR ANY OTHER LETTER OR AGREEMENT RELATING TO THE FINANCING)), THE ANCILLARY DOCUMENTS, THE CONFIDENTIALITY AGREEMENT OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH OR THEREWITH, INCLUDING THE FINANCING COMMITMENTS, OR THE ADMINISTRATION HEREOF OR THEREOF OR THE TRANSACTIONS OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED THEREIN. NO PARTY SHALL SEEK A JURY TRIAL IN ANY PROCEEDING PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY ANCILLARY DOCUMENTS, OR THE CONFIDENTIALITY AGREEMENT, THE DEBT COMMITMENT LETTER, OR ANY OTHER LETTER OR AGREEMENT RELATING TO THE FINANCING. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY PROCEEDING HAS BEEN WAIVED WITH ANY OTHER PROCEEDING IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 9.7. NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION 9.7 WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.
9.8Alternative Dispute Resolution. Notwithstanding anything to the contrary in this Agreement, the Parties hereby covenant and agree that if any dispute involves Toyota Motor Sales U.S.A., Inc. (“TMNA”) and arises from or related in any way to the transactions contemplated herein, or TMNA’s right to approve or reject the same or its right of first refusal with respect thereto, such dispute shall be resolved as set forth in this Section 9.8 and Exhibit I attached hereto. Any such dispute shall be resolved pursuant to the Federal Arbitration Act, 9. U.S.C. §1 et seq., which the parties acknowledge as wholly preemptive of any state law which purports in any way to prohibit, restrict or limit the enforceability of this Section 9.8 9.7(a)or which requires the commencement or pursuit of judicial or administrative proceedings, the parties agree to submit such dispute to the dispute resolution mechanism (which includes binding arbitration) set forth in Exhibit I attached hereto. Such procedure shall be the sole and exclusive procedure and forum for the resolution of any such dispute. Notwithstanding anything to the contrary herein, the parties confirm and agree that nothing in this Agreement or the Exhibits is intended to, nor does it, modify, restrict or amend the terms of that certain framework agreement (“FWA”) by and between Asbury Automotive Group, Inc. (“Asbury”) and TMNA, or modify, restrict or amend the rights of Asbury and TMNA under the FWA, including with respect to the dispute resolution provisions that remain governed by the terms of the FWA.
9.9Expenses. Except as otherwise expressly provided in this Agreement, each Party shall bear its own costs and expenses in connection with the negotiation, documentation and consummation of the Transactions, including all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties, whether or not the Transactions are consummated; provided, however, that Buyer shall bear fifty percent (50%) of costs and expenses in connection with establishing and maintaining the escrow account under the Escrow Agreement.
9.10Counterparts. This Agreement may be executed in any number of counterparts, each of which, when so executed and delivered, shall be an original, but all of which together shall constitute one agreement binding on the Parties. Electronic mail transmission, PDFs or other electronic instances of an executed counterpart of this Agreement shall be deemed to constitute due and sufficient delivery of such counterpart, and such signatures shall be deemed original signatures for purposes of the enforcement and construction of this Agreement.
9.11Disclosure Schedules. Except as otherwise provided in the Disclosure Schedules, all capitalized terms used therein shall have the meanings assigned to them in this Agreement. Matters reflected in the Disclosure Schedules are not necessarily limited to matters required by this Agreement to be disclosed. No disclosure made in the Disclosure Schedules shall constitute an admission or determination that any fact or matter so disclosed is material, meets a dollar or other threshold set forth in this Agreement or would otherwise be required to be disclosed, and no Person shall use the fact of the setting of a threshold or the inclusion of such facts or matters in any dispute or controversy as to whether any obligation, amount, fact or matter is or is not material, is or is not in excess of a dollar or other threshold or would otherwise be required to be disclosed, for purposes of this Agreement. Information disclosed in any Disclosure Schedule will qualify any representation or warranty in this Agreement to the extent it is reasonably apparent from the disclosure that it is applicable to such other representation or warranty, notwithstanding the absence of a reference or cross-reference to such representation or warranty on any such Disclosure Schedule. No disclosure in the Disclosure Schedules relating to any possible breach or violation of any agreement or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred.
9.12Captions. All captions contained in this Agreement are for convenience of reference only, do not form a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement.
9.13Specific Performance. The Parties agree that irreparable damage (for which monetary relief, even if available, would not be an adequate remedy) may occur in the event that any of the provisions of this Agreement were not performed by the Parties in accordance with their specific terms or were otherwise breached. It is accordingly agreed that (a) Buyer, on the one hand, and Parent, on the other hand, shall be entitled to seek an injunction or injunctions or other equitable relief or remedies to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction without proof of damages or otherwise and that this shall include the right of Parent to cause Buyer to fully perform the terms of this Agreement to the fullest extent permissible pursuant to this Agreement and applicable Laws, (b) the provisions set forth in Section 7.10(b) are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and will not be construed to diminish or otherwise impair in any respect any Party's right to specific performance or other equitable relief, and (c) the right of specific performance and other equitable relief is an integral part of the Transactions and without that right, neither Party would have entered into this Agreement. Notwithstanding the foregoing, it is expressly agreed that

Parent will be entitled to specific performance of Buyer’s obligation to consummate the Transactions only if (i) with respect to the First Closing (1) all conditions set forth in Section 7.1 and Section 7.2 have been satisfied or waived in full (other than those that by their terms or nature are to be satisfied at the First Closing) and Buyer fails to complete the First Closing by the date the First Closing is required to have occurred pursuant to Section 2.3(a) and Parent has confirmed to Buyer in writing that Parent is ready, willing and able to consummate the First Closing, (2) Parent has irrevocably confirmed that if specific performance is granted and Financing (or, if applicable the Alternative Financing) has been funded or will be funded at the First Closing, then the First Closing will occur, (3) the proceeds of the Debt Financing are available to Buyer on the terms set forth in the Debt Commitment Letter or (ii) with respect to the Second Closing (1) all conditions set forth in Section 7.1 and Section 7.4 have been satisfied or waived in full (other than those that by their terms or nature are to be satisfied at the Second Closing) and Buyer fails to complete the Second Closing by the date the Second Closing is required to have occurred pursuant to Section 2.3(b) and Parent has confirmed to Buyer in writing that Parent is ready, willing and able to consummate the First Closing, and (2) Parent has irrevocably confirmed that if specific performance is granted and Financing (or, if applicable the Alternative Financing) has been funded or will be funded at the Second Closing, then the Second Closing will occur. Each of the Parties agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity. Each of the Parties hereby waives any requirement under any Law to post a bond or other security as a prerequisite to obtaining specific performance of other equitable relief. Until such time as Buyer pays Parent the Termination Fee in accordance with Section 7.10(b), the remedies available to Parent pursuant to this Section 9.13 will be in addition to any other remedy to which they were entitled at law or in equity, and the election to pursue an injunction or specific performance will not restrict, impair or otherwise limit Parent from seeking to collect or collecting the Termination Fee pursuant to Section 7.10(b); provided, that Parent shall not be entitled to receipt of both the Termination Fee and a grant of specific performance requiring Buyer to consummate the Closing. If any Party brings any Proceeding to enforce specifically the performance of the terms and provisions hereof by any other Party, the First Outside Date or Second Outside Date, as applicable, shall be automatically extended for so long as the Party bringing such Proceeding is actively seeking an Order for an injunction or injunctions or to specifically enforce the terms and provisions of this Agreement plus five (5) Business Days. Notwithstanding the foregoing, in no event shall the Seller Group or any of its Affiliates or Representatives be entitled hereunder to seek the remedy of specific performance with respect to all or any part of the Financing against any Financing Source Party.
9.14Legal Representation.
(a)Each Party acknowledges that (i) each of Parent and Acquired Companies has retained Katten and Snell to act as its counsel in connection with the Transaction Matters as well as other past and ongoing matters, (ii) Katten and Snell have not acted as counsel for any other Person in connection with the Transaction Matters, and (iii) no Person other than Parent and the Acquired Companies has the status of a Katten or Snell client for conflict of interest or any other purpose as a result thereof. Buyer (1) waives and will not assert, and will cause each of its Affiliates (including, after each Closing, the applicable Acquired Companies) to waive and not assert, any conflict of interest relating to Katten’s and Snell’s representation after the Closings of Parent or any of its Affiliates in any matter, whether involving the Transaction Matters (including any Proceeding) or otherwise and (2) Consents to, and will cause each of its Affiliates (including, after each Closing, the applicable Acquired Companies) to

Consent to, any such representation, even though in each case (x) the interests of Parent and/or its Affiliates may be directly adverse to Buyer or the Acquired Companies, (y) Katten and/or Snell may have represented any Acquired Company in a substantially related matter, and/or (z) Katten and/or Snell may be handling other ongoing matters for Buyer or any of the Acquired Companies.
(b)Buyer agrees that, after each Closing, neither Buyer nor any of its Affiliates (including, after each Closing, the applicable Acquired Companies) will have any right to access or control any of Katten’s or Snell’s records, work product, summaries, drafts or analyses in any medium (including electronic copies) relating to or affecting any Transaction Matter, which shall be the property of (and be controlled by) Parent. In addition, Buyer agrees that it would be impractical to remove all Attorney-Client Communications from the records (including e-mails and other electronic files) of the Acquired Companies. Accordingly, (i) Buyer will not, and will cause each of its Affiliates (including, after each Closing, the applicable Acquired Companies) not to, in any way, directly or indirectly, use or rely on any Attorney-Client Communication remaining in the records of any Acquired Company after each Closing, and (ii) Buyer will, and will cause each of its Affiliates (including, after each Closing, the applicable Acquired Companies) to, maintain the confidentiality of all such Attorney-Client Communication remaining in the records of any applicable Acquired Company after each Closing.
(c)Buyer agrees, on its own behalf and on behalf of its Affiliates (including, after each Closing, the applicable Acquired Companies), that from and after each Closing (i) the attorney-client privilege, all other evidentiary privileges, and the expectation of client confidence as to all Attorney-Client Communications are hereby assigned to and shall belong to Parent and will not pass to or be claimed by Buyer or any of its Affiliates (including, after each Closing, the applicable Acquired Companies) and (ii) Parent will have the exclusive right to control, assert, or waive the attorney-client privilege, any other evidentiary privilege, and the expectation of client confidence with respect to such Attorney-Client Communications. Accordingly, Buyer will not, and will cause each of its Affiliates (including, after each Closing, the applicable Acquired Companies) not to, (1) assert any attorney-client privilege, other evidentiary privilege, or expectation of client confidence with respect to any Attorney-Client Communication, except in the event of a post-Closing dispute with a Person that is not a member of the Seller Group or any of its Affiliates; or (2) take any action which would cause any Attorney-Client Communication to cease being a confidential communication or to otherwise lose protection under the attorney-client privilege or any other evidentiary privilege, including waiving such protection in any dispute with a Person that is not a member of the Seller Group or any of their respective Affiliates. Furthermore, Buyer agrees, on its own behalf and on behalf of each of its Affiliates (including, after each Closing, the applicable Acquired Companies), that in the event of a dispute between any member of the Seller Group or any of their respective Affiliates, on the one hand, and any of the Acquired Companies, on the other hand, arising out of or relating to any matter in which Katten or Snell jointly represented both parties, neither the attorney-client privilege, the expectation of client confidence, nor any right to any other evidentiary privilege will protect from disclosure to any member of the Seller Group or any of their respective Affiliates any information or documents developed or shared during the course of Katten’s or Snell’s joint representation.
9.15No Recourse.

(a)Notwithstanding anything to the contrary contained herein, (a) all Liabilities or Proceedings (whether in Contract or in tort, in law or in equity, or granted by statute) of Buyer, any of its Affiliates (including, after each Closing, the applicable Acquired Companies) or any Representatives of any of the foregoing (collectively, the “Buyer Parties”) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement or the Transactions, or the negotiation, execution, or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be made only against (and are those solely of) Parent; (b) other than Parent, no Person, including any Affiliate or any incorporator, member, partner, stockholder or Representative of, or lender to, Parent or any of its Affiliates (including any Owner), or any incorporator, member, partner, stockholder, Affiliate or Representative of, or any lender to, any of the foregoing (“Nonparty Affiliates”), shall have any Liability (whether in Contract or in tort, in law or in equity, or granted by statute) to any Buyer Party for any Liabilities or Proceedings arising under, out of, in connection with, or related in any manner to this Agreement or the Transactions or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance, or breach or the Transactions; (c) to the maximum extent permitted by law, Buyer, on behalf of itself and all other Buyer Parties, hereby waives and releases all such Liabilities and Proceedings against any such Nonparty Affiliates; and (d) without limiting the foregoing, to the maximum extent permitted by law, Buyer, on behalf of itself and all other Buyer Parties, (i) hereby waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available at law or in equity, or granted by statute, to avoid or disregard the entity form of any Acquired Company or otherwise impose Liability of any Acquired Company on any Nonparty Affiliate, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise and (ii) disclaims any reliance upon any Nonparty Affiliates with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement.
(b)Notwithstanding anything to the contrary contained in this Agreement (subject in all respects to the terms of the Financing Commitments), (a) none of the Parties and none of their respective Affiliates or Representatives shall have any rights or claims against any Financing Source Party, in any way relating to this Agreement or any of the Transactions, or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Financing, the Debt Commitment Letter, any other letter or agreement relating to the Financing or the performance thereof or the financings contemplated thereby, whether at law or equity, whether in Contract, tort, statute or otherwise and (b) none of the Financing Source Parties shall have, and each Financing Source Party hereby is exculpated from, any Liability (whether in Contract, in tort or otherwise) to any of the Parties or any of their respective Affiliates or Representatives for any Liabilities of any Party hereto under this Agreement or for any claim based on, in respect of, or by reason of, the Transactions or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Financing, whether at law or equity, in Contract, in tort or otherwise.
9.16Parent Guaranty.

(a)Parent Guarantor hereby absolutely, unconditionally and irrevocably guarantees, as primary obligor and not merely as surety, the due and punctual payment by Parent of the monetary obligations of Parent under Section 6.16 (Tax Matters) and ARTICLE VIII. This guaranty is an irrevocable guaranty of payment (and not just of collection) and shall continue in effect notwithstanding any extension or modification of the terms of this Agreement, any assumption of any such guaranteed obligation by any other Party or any other act or event that might otherwise operate as legal or equitable discharge of Parent Guarantor under this Section 9.16. Parent Guarantor agrees that it shall pay on demand all costs and expenses (including reasonable attorneys’ fees) incurred by the Buyer Indemnified Parties in connection with enforcing this Section 9.16, which amounts shall be in addition to all other obligations under this Section 9.16. There are no conditions precedent to the enforcement of this Section 9.16.
(b)The obligations of Parent Guarantor hereunder shall not be affected by or contingent upon (i) the liquidation or dissolution of, or the merger or consolidation of Parent with or into any Person or any sale or transfer by Parent of all or any part of its property or assets, (ii) the bankruptcy, receivership, insolvency, reorganization or similar proceedings involving or affecting Parent, (iii) any modification, alteration, amendment or addition of or to this Agreement or any Ancillary Document, or (iv) any disability or any other defense of Parent or any other Person and any other circumstance whatsoever (with or without notice to or knowledge of Parent Guarantor) that may or might in any manner or to any extent vary the risks of Parent Guarantor or might otherwise constitute a legal or equitable discharge of a surety or a guarantor or otherwise. In connection with the foregoing, Parent Guarantor waives presentment for payment or performance, notice of nonpayment or nonperformance, or demand, diligence or protest; provided, however, Parent Guarantor shall have available to it all defenses that Parent would have in the event of an action by the Buyer Indemnified Parties against Parent to enforce this Agreement, other than any defenses arising from bankruptcy, receivership, insolvency, reorganization or similar proceedings involving or affecting Parent.
(c)All dealings between the Parent Guarantor and Parent, on the one hand, and the Buyer Indemnified Parties, on the other hand, shall likewise be conclusively presumed to have been had or consummated in reliance upon this Section 9.16. Parent Guarantor acknowledges that they will receive substantial direct and indirect benefits from the transactions contemplated hereby and that the waivers and agreements by Parent Guarantor set forth in this Section 9.16 are knowingly made in contemplation of such benefits.
(d)Parent Guarantor hereby represents and warrants as follows: (i) Parent Guarantor is a trust validly existing under the Laws of the State of Utah, and has all power and authority to execute, deliver and perform the obligations created by this Section 9.16; (ii) the execution and delivery of this Agreement by Parent Guarantor and the performance of its obligations under this Agreement has been duly and validly authorized and approved by all necessary organizational action; and (iii) the execution and delivery of this Agreement by Parent Guarantor and the performance of its obligations under this Agreement does not, and will not as of each Closing, violate its Organizational Documents or any applicable Law, or any material contractual restriction binding on Parent Guarantor or its assets.

(e)Sections 9.1 through 9.10, 9.12, and ARTICLE I shall apply to this Section 9.16, mutatis mutandis.
*    *    *    *

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the date first above written.

BUYER:

ASBURY AUTOMOTIVE GROUP, L.L.C.

By: /s/ David W. Hult
Name: David W. Hult
Title: President & Chief Executive Officer

PARENT:

LHM AUTO ULTIMATE HOLDINGS, LLC By: Larry H. Miller Management Corporation Its: Manager

By: /s/ Steve Starks
Name: Steve Starks
Title: President

LANDCAR MANAGEMENT:

LANDCAR MANAGEMENT, LTD By: Landcar General, L.L.C. Its: General Partner

By: /s/ Dean Fitzpatrick
Name: Dean Fitzpatrick
Title: President

MILLER REAL ESTATE:

MILLER FAMILY REAL ESTATE, L.L.C.

By: /s/ Brad Holmes
Name: Brad Holmes
Title: Operating Manager
[Signature Page to Purchase Agreement]

TOTAL CARE ENTITIES:

LANDCAR ADMINISTRATION COMPANY

By: /s/ Kimberlee Reese
Name: Kimberlee Reese
Title: President

LANDCAR AGENCY, INC.:

By: /s/ Kimberlee Reese
Name: Kimberlee Reese
Title: President

LANDCAR CASUALTY COMPANY:

By: /s/ Kimberlee Reese
Name: Kimberlee Reese
Title: President

PARENT GUARANTOR: THE GAIL MILLER GST TRUST, DATED AS OF DECEMBER 1, 2019 By: Windsong Single Family Private Trust Company LLC Its: Trustee

By: /s/ Brilliant Miller
Name: Brilliant Miller
Title: Lead Manager

By: /s/ Karen Gail Miller
Name: Karen Gail Miller
Title: Senior Manager

By: /s/ Gregory S. Miller
Name: Gregory S. Miller
Title: Senior Manager

By: /s/ Stephen F. Miller
Name: Stephen F. Miller
Title: Senior Manager
[Signature Page to Purchase Agreement]

By: /s/ Karen Miller Williams
Name: Karen Miller Williams
Title: Senior Manager

By: /s/ Zane Miller
Name: Zane Miller
Title: Senior Manager

[Signature Page to Purchase Agreement]

[Signature Page to Purchase Agreement]